UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Consolidated financial statements

Year ended December 31, 2012

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Consolidated financial statements 2012

Table of contents

Financial statements

•    Consolidated income statement

6

•    Consolidated statement of comprehensive income

7

•    Consolidated statement of financial position

8

•    Consolidated statements of changes in shareholders' equity

10

•    Analysis of changes in shareholders' equity related to components of the other comprehensive income

11

•    Consolidated statement of cash flows

12

Segment information

14

•    Consolidated income statement for the year ended December 31, 2012

14

•    Consolidated income statement for the year ended December 31, 2011

16

•    Consolidated income statement for the year ended December 31, 2010

18

•    Consolidated statement of financial position for year ended December 31, 2012

20

•    Consolidated statement of financial position for year ended December 31, 2011

22

•    Consolidated statement of financial position for year ended December 31, 2010

24

Notes to the consolidated financial statements

26

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated financial statements 2012

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Detailed table of contents for notes to the consolidated financial statements

NOTE 1     Description of business and basis of preparation of the consolidated financial statements

26

1.1     Description of business

26

1.2     Basis of preparation of the 2012 consolidated financial statements

26

1.3     Standards and interpretations compulsory after December 31, 2012 with no early application elected by the Group

28

1.4     Use of estimates and judgment

28

NOTE 2     Gains and losses on disposal and main changes in scope of consolidation

29

2.1     Net gain on disposal

29

2.2     Main changes in scope of consolidation

29

NOTE 3     Sales

35

3.1     Revenues

35

3.2     Other operating income

35

3.3     Trade receivables

35

3.4     Deferred income

36

3.5     Other assets

36

NOTE 4     Purchases and other expenses

37

4.1     External purchases

37

4.2     Other operating expense

37

4.3     Restructuring

37

4.4     Broadcasting rights and equipment inventories

38

4.5     Trade payables

38

4.6     Prepaid expenses

38

4.7     Other liabilities

38

NOTE 5     Employee benefits

39

5.1     Labor expenses

39

5.2     Employee benefits

39

5.3     Share-based payment

43

NOTE 6     Impairment losses and goodwill

46

6.1     Impairment losses

46

6.2     Goodwill

47

6.3     Key assumptions used to determine recoverable amounts

48

6.4     Sensitivity of recoverable amounts

49

NOTE 7     Other intangible assets and property, plant and equipment

50

7.1     Depreciation and amortization

50

7.2     Other intangible assets

50

7.3     Property, plant and equipment

51

7.4     Provisions for dismantling

52

NOTE 8     Operating taxes and levies

53

8.1     Operating taxes and levies in profit or loss

53

8.2     Operating taxes and levies in the statement of financial position

53

NOTE 9     Interests in associates

54

9.1     Interests in associates

54

9.2     Transactions with associates

55

NOTE 10   Financial assets, liabilities and financial results

56

10.1   Gains and losses related to financial assets and liabilities

56

10.2   Net financial debt

57

10.3   TDIRA

59

10.4   Bonds, excluding TDIRA

59

10.5   Bank loans and loans from multilateral lending institutions

61

10.6   Financial liabilities at fair value through profit or loss

61

10.7   Assets available for sale

62

10.8   Loans and other receivables

62

10.9   Financial assets at fair value through profit or loss

62

10.10 Derivatives instruments

63

10.11 Cash flow hedges

64

10.12 Fair value hedges

65

10.13 Net investment hedges

65

10.14 Hedging instruments reserves

65

Consolidated financial statements 2012

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NOTE 11   Information on market risk and fair value of financial assets and liabilities

67

11.1   Interest rate risk management

67

11.2   Foreign exchange risk management

67

11.3   Liquidity risk management

69

11.4   Management of covenants

72

11.5   Credit risk and counterparty risk management

72

11.6   Equity market risk

73

11.7   Capital management

73

11.8   Fair Value levels of financial assets and liabilities

73

NOTE 12   Income tax

76

12.1   Income tax in profit or loss

76

12.2   Corporate income tax on components of other comprehensive income

78

12.3  Tax position in the statement of financial position

79

NOTE 13   Shareholders' equity

81

13.1   Changes in share capital

81

13.2   Treasury shares

81

13.3   Earnings per share

81

13.4   Dividends

82

13.5   Cumulative translation adjustment

82

13.6   Non-controlling interests

83

NOTE 14   Unrecognized contractual commitments

84

14.1   Leasing commitments

84

14.2   Goods and services purchase and investment commitments

84

14.3   Commitments relating to employees other than pensions and other post-employment benefits

85

14.4   Guarantees granted to third parties in the ordinary course of business

86

14.5   Asset and liability guarantees granted in relation to disposals

86

14.6   Commitments relating to securities

86

14.7   Assets covered by commitments

87

NOTE 15   Litigation

89

15.1   France litigation

89

15.2   Spain litigation

91

15.3   Poland litigation

92

15.4   Other countries litigations

92

15.5   Other litigations

92

NOTE 16   Subsequent events

94

NOTE 17   Main consolidated entities

95

NOTE 18   Accounting policies

96

18.1   Consolidated financial statements preparation principle

96

18.2   Changes in scope of consolidation

98

18.3   Revenues

99

18.4   Purchases and other expenses

101

18.5   Employee benefits

102

18.6   Impairment losses and goodwill

103

18.7   Other intangible assets and property, plant and equipment

104

18.8   Operating taxes and levies

106

18.9   Interests in associates

106

18.10 Financial assets and liabilities, net finance costs

106

18.11 Fair value of financial assets and liabilities

108

18.12 Income tax

109

18.13 Equity

110

NOTE 19   Executive compensation

111

NOTE 20   Fees paid to statutory auditors

112

Consolidated financial statements 2012

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•    CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	2012	2011	2010
Revenues	3.1	43,515	45,277	45,503
External purchases	4.1	(19,100)	(19,638)	(19,375)
Other operating Income	3.2	900	658	573
Other operating expense	4.2	(721)	(691)	(821)
Labour expenses	5.1	(10,363)	(8,815)	(9,214)
Operating taxes and levies	8.1	(1,857)	(1,772)	(1,711)
Gain (losses) on disposal	2	158	246	62
Restructuring costs and similar items	4.3	(37)	(136)	(680)
Depreciation and amortization	7.1	(6,329)	(6,735)	(6,461)
Remeasurement resulting from business combinations	2	-	-	336
Reclassification of cumulative translation adjustment from liquidated entities	13.5	-	642	-
Impairment of goodwill	6.1	(1,732)	(611)	(509)
Impairment of fixed assets	6.1	(109)	(380)	(127)
Share of profits (losses) of associates	9.1	(262)	(97)	(14)
Operating Income		4,063	7,948	7,562
Cost of gross financial debt	10.1	(1,769)	(2,066)	(2,117)
Gains (losses) on assets contributing to net financial debt	10.1	101	125	120
Foreign exchange gains (losses)	10.1	(28)	(21)	56
Discounting expense	10.1	(32)	(71)	(59)
Finance costs, net		(1,728)	(2,033)	(2,000)
Income tax	12.1	(1,231)	(2,087)	(1,755)
Consolidated net income after tax of continuing operations		1,104	3,828	3,807
Consolidated net income after tax of discontinued operations (1)	2	-	-	1,070
Consolidated net income after tax		1,104	3,828	4,877
Net income attributable to owners of the parent		820	3,895	4,880
Non-controlling interests		284	(67)	(3)
Earnings per shares (in euros) attributable to owners of the parent
Net income of continuing operations
• basic		0.31	1.47	1.44
• diluted		0.31	1.46	1.43
Net income of discontinued operations
• basic		-	-	0.40
• diluted		-	-	0.39
Net income
• basic		0.31	1.47	1.84
• diluted		0.31	1.46	1.82
(1) Orange UK in 2010.

Consolidated financial statements 2012

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•    CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in millions of euros	Note	2012	2011	2010
Consolidated net income after tax		1,104	3,828	4,877
Actuarial gains and losses on post-employment benefits	2 & 5.2	(83)	(46)	(117)
Income tax relating to items that will not be reclassified	12.2	29	(3)	57
Share of other comprehensive income in associates that will not be reclassified	9.1	(41)	(2)	29
Items that will not be reclassified to profit or loss (a)		(95)	(51)	(31)
Assets available for sale	10.7	7	(10)	(16)
Cash flow hedges	10.11	(394)	(3)	106
Net investment hedges	10.13	99	(14)	(80)
Exchange differences on translating foreign operations	13.5	264	(1,053)	619
Income tax relating to items that may be reclassified	12.2	95	9	5
Share of other comprehensive income in associates that may be reclassified	9.1	22	(9)	1
Items that may be reclassified subsequently to profit or loss (b)		93	(1,080)	635
Other comprehensive income for the year of continuing operations (a)+(b)		(2)	(1,131)	604
Exchange differences on translating foreign operations	2	-	-	1,093
Other comprehensive income for the year of discontinued operations(1)		-	-	1,093
Consolidated other comprehensive income for the year		(2)	(1,131)	1,697

Total comprehensive income for the year		1,102	2,697	6,574
Total comprehensive income attributable to owners the parent		748	2,868	6,522
Non-controlling interests		354	(171)	52
(1) Orange UK in 2010.

Consolidated financial statements 2012

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•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
ASSETS
Goodwill	6.2	25,773	27,340	29,033
Other Intangible assets	7.2	11,818	11,343	11,302
Property, plant and equipment	7.3	23,662	23,634	24,756
Interests in associates	9.1	7,431	7,944	8,176
Assets available for sale	10.7	139	89	119
Non-current loans and receivables	10.2	1,003	994	891
Non-current financial assets at fair value through profit or loss	10.9	159	114	96
Non-current hedging derivatives assets	10.10	204	428	328
Other non-current assets	3.5	70	94	21
Deferred tax assets	12.3	3,594	3,551	4,424
Total non-current assets		73,853	75,531	79,146
Inventories	4.4	586	631	708
Trade receivables	3.3	4,635	4,905	5,596
Current loans and other receivables	10.2	81	1,165	775
Current financial assets at fair value through profit or loss, excluding cash equivalents	10.9	141	948	758
Current hedging derivatives assets	10.10	3	66	72
Other current assets	3.5	670	1,066	1,047
Operating taxes and levies receivables	8.2	1,193	1,218	1,298
Current tax assets	12.3	109	124	124
Prepaid expenses	4.6	388	368	323
Cash equivalents	10.2	7,116	6,733	3,201
Cash	10.2	1,205	1,311	1,227
Total current assets		16,127	18,535	15,130
Assets held for sale (1)	2	-	2,017	-
TOTAL ASSETS		89,980	96,083	94,276
(1) Orange Suisse in 2011.

Consolidated financial statements 2012

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(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
EQUITY AND LIABILITIES
Share capital		10,596	10,596	10,595
Additional paid-in capital		16,790	16,790	16,777
Retained earnings		(3,080)	187	1,729
Equity attributable to the owners of the parent		24,306	27,573	29,101
Non controlling interest		2,078	2,019	2,448
Total equity	13	26,384	29,592	31,549
Non-current trade payables	4.5	337	380	466
Non-current financial liabilities at amortized cost, excluding trade payables	10.2	31,883	33,933	31,617
Non-current financial liabilities at fair value through profit or loss	10.6	482	259	2,175
Non-current hedging derivatives liabilities	10.10	542	277	250
Non-current employee benefits	5.2	2,989	1,711	1,844
Non-current provisions for dismantling	7.4	686	630	490
Non-current restructuring provisions	4.3	98	125	286
Other non-current liabilities	4.7	560	700	743
Deferred tax liabilities	12.3	1,102	1,264	1,265
Total non-current liabilities		38,679	39,279	39,136
Current trade payables	4.5	7,697	8,151	8,274
Current financial liabilities at amortized cost, excluding trade payables	10.2	7,331	5,440	4,525
Current financial liabilities at fair value through profit or loss	10.6	111	2,019	366
Current hedging derivatives liabilities	10.10	5	3	18
Current employee benefits	5.2	1,948	1,870	1,974
Current provisions for dismantling	7.4	23	19	17
Current restructuring provisions	4.3	55	277	364
Other current liabilities	4.7	1,280	2,012	1,735
Operating taxes and levies payables	8.2	1,475	1,434	1,377
Current tax payables	12.3	2,794	2,625	2,353
Deferred income	3.4	2,198	2,322	2,588
Total current liabilities		24,917	26,172	23,591
Liabilities related to assets held for sale (1)	2	-	1,040	-
TOTAL EQUITY AND LIABILITIES		89,980	96,083	94,276
(1) Orange Suisse in 2011.

Consolidated financial statements 2012

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•    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Note	Attributable to owners of the parent						Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2010		2,648,709,774	10,595	16,776	(755)	248	26,864	2,492	221	2,713	29,577
Consolidated comprehensive income		-	-	-	4,880	1,642	6,522	(3)	55	52	6,574
Capital increase	13.1	148,832	-	1	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	10	-	10	4	-	4	14
Purchase of treasury shares	13.2	-	-	-	(1)	-	(1)	-	-	-	(1)
Dividends	13.4 13.6	-	-	-	(3,706)	-	(3,706)	(610)	-	(610)	(4,316)
Changes in ownership interets with no gain/ loss of control	2	-	-	-	(37)	-	(37)	2	-	2	(35)
Changes in ownership interets with gain/ loss of control	2	-	-	-	(529)	-	(529)	275	-	275	(254)
Other movements		-	-	-	(23)	-	(23)	12	-	12	(11)
Balance at December 31, 2010		2,648,858,606	10,595	16,777	(161)	1,890	29,101	2,172	276	2,448	31,549
Consolidated comprehensive income		-	-	-	3,895	(1,027)	2,868	(67)	(104)	(171)	2,697
Capital increase	13.1	26,777	1	-	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	19	-	19	2	-	2	21
Purchase of treasury shares	13.2	-	-	-	(223)	-	(223)	-	-	-	(223)
Dividends	13.4 13.6	-	-	-	(3,703)	-	(3,703)	(687)	-	(687)	(4,390)
Changes in ownership interets with no gain/ loss of control	2	-	-	-	(10)	-	(10)	(26)	-	(26)	(36)
Other movements		-	-	13	(493)	-	(480)	453	-	453	(27)
Balance at December 31, 2011		2,648,885,383	10,596	16,790	(676)	863	27,573	1,847	172	2,019	29,592
Consolidated comprehensive income		-	-	-	820	(72)	748	284	70	354	1,102
Share-based compensation	5.3	-	-	-	(11)	-	(11)	4	-	4	(7)
Purchase of treasury shares	13.2	-	-	-	(49)	-	(49)	-	-	-	(49)
Dividends	13.4 13.6	-	-	-	(3,632)	-	(3,632)	(579)	-	(579)	(4,211)
Changes in ownership interets with no gain/ loss of control	2 - 13.6	-	-	-	(281)	-	(281)	284	-	284	3
Other movements		-	-	-	(42)	-	(42)	(4)	-	(4)	(46)
Balance at December 31, 2012		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384

Consolidated financial statements 2012

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•    ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY RELATED TO COMPONENTS OF THE OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total	Total other comprehensive income
Balance at January 1, 2010	58	412	37	(142)	(113)	(4)	248	1	245	(31)	6	221	469
Variation	(16)	28	1,652	(112)	60	30	1,642	(2)	60	(5)	2	55	1,697
Balance at December 31, 2010	42	440	1,689	(254)	(53)	26	1,890	(1)	305	(36)	8	276	2,166
Variation	(10)	(18)	(937)	(57)	6	(11)	(1,027)	1	(116)	11	-	(104)	(1,131)
Balance at December 31, 2011	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
Variation	7	(292)	189	(82)	125	(19)	(72)	(3)	75	(1)	(1)	70	(2)
Balance at December 31, 2012	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033

Consolidated financial statements 2012

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•    CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
OPERATING ACTIVITIES
Consolidated net income		1,104	3,828	4,877
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	8	1,857	1,772	1,732
Gains (losses) on disposal	2	(158)	(246)	(62)
Gain on disposal of entities in the United Kingdom	2	-	-	(960)
Depreciation and amortization	7.2-7.3	6,329	6,735	6,461
Change in provisions (1)	3-4-5-7	796	(346)	741
Remeasurement resulting from business combinations	2	-	-	(336)
Reclassification of cumulative translation adjustment from liquidated entities	13.5	-	(642)	-
Impairment of goodwill	6.2	1,732	611	509
Impairment of non-current assets	7.2-7.3	109	380	129
Share of profits (losses) of associates	9.1	262	97	14
Operational net foreign exchange and derivatives		52	44	1
Finance costs, net	10.1	1,728	2,033	2,001
Income tax	12.1	1,231	2,087	1,779
Share-based compensation	5.1	(5)	21	14
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories, net		0	43	(13)
Decrease (increase) in trade receivables, gross		331	596	228
Increase (decrease) in trade payables		(244)	(41)	(3)
Other changes in working capital requirements
General Court of the European Union's ruling of November 30, 2009 (2)		-	-	(964)
Payment of DPTG litigation (3)		(550)	-	-
Decrease (increase) in other assets (4)		275	(133)	(273)
Increase (decrease) in other liabilities (4)		(485)	(203)	337
Other net cash out
Operating taxes and levies paid	8	(1,833)	(1,658)	(1,667)
Dividends and interest income received		636	693	629
Interest paid and interest rates effects on derivatives, net		(2,006)	(1,771)	(2,051)
Income tax paid	12.3	(1,145)	(1,021)	(535)
Net cash provided by operating activities		10,016	12,879	12,588
o/w discontinued operations – United Kingdom	2	-	-	87
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (5)	7.2-7.3	(6,763)	(6,711)	(6,102)
Increase (decrease) in fixed assets payables		(229)	39	150
Proceeds from sales of property, plant and equipment and intangible assets	7	148	74	64
Cash paid for investment securities, net of cash acquired
Congo Chine Telecom	2	7	(153)	-
Compagnie Européenne de Téléphonie	2	-	(61)	-
ECMS	2	-	-	(152)
LINK dot NET and Link Egypt	2	-	-	(41)
Other		(56)	(3)	(104)
Investments in affiliates, net of cash acquired
Korek Telecom	2	-	(305)	-
Dailymotion	2	-	(66)	-
Médi Telecom	2	-	(3)	(744)
Other		(45)	(18)	(24)
Purchases of equity securities measured at fair value		(24)	-	-
Proceeds from sales of investment securities, net of cash transferred
TP Emitel	2	-	410	-
Orange Suisse	2	1,386	-	-
Other		24	42	(19)
Decrease (increase) in securities and other financial assets
Investments at fair value		591	(67)	(645)
Escrow deposit related to the General Court of the European Union's ruling (2)		-	-	964
Redemption of loan granted to Everything Everywhere	10.8	222	511	706
Other		29	3	(4)
Net cash used in investing activities		(4,710)	(6,308)	(5,951)
o/w discontinued operations – United Kingdom	2	-	-	(107)

Consolidated financial statements 2012

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(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
FINANCING ACTIVITIES
Issuances
Bonds	10.4	2,309	3,870	3,948
Other long-term debt	10.5	460	461	405
Redemptions and repayments
Bonds	10.4	(2,632)	(1,345)	(6,413)
Other long-term debt	10.5	(507)	(372)	(575)
Other changes
Increase (decrease) of bank overdrafts and short-term borrowings	10	1,001	(570)	238
Decrease (increase) of deposits and other debt-linked financial assets	10	(178)	2	778
Exchange rates effects on derivatives, net		271	(238)	(149)
Purchase of treasury shares	13.2	(94)	(275)	11
Changes in ownership interests with no gain / loss of control
Egypt	2	(1,489)	-	-
Orange Botswana		-	-	(38)
Others		-	(8)	(8)
Capital increase (decrease) - owners of the parent company	13.1	-	1	1
Capital increase (decrease) - non-controlling interests		2	-	3
Dividends paid to non-controlling interests	13.6	(583)	(683)	(612)
Dividends paid to owners of the parent company	13.4	(3,632)	(3,703)	(3,706)
Net cash used in financing activities		(5,072)	(2,860)	(6,117)
o/w discontinued operations – United Kingdom	2	-	-	66

Net change in cash and cash equivalents		234	3,711	520
o/w discontinued operations – United Kingdom	2	-	-	46
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		26	(78)	103
o/w discontinued operations – United Kingdom	2	-	-	6
Cash and cash equivalents - opening balance		8,061	4,428	3,805
o/w cash		1,311	1,227	894
o/w cash equivalents		6,733	3,201	2,911
o/w discontinued operations	2	17	-	-
Cash and cash equivalents - closing balance		8,321	8,061	4,428
o/w cash		1,205	1,311	1,227
o/w cash equivalents		7,116	6,733	3,201
o/w discontinued operations	2	-	17	-

(1) Including provision for depreciation of trade receivables (Note 3.3), provision for restructuring (Note 4.3), provision for litigations (Note 4.7), provision for employee benefits (Note 5) and provision for dismantling (Note 7.4).

(2) Following the General Court of the European Union’s decision of November 30, 2009 on the French business tax, an expense of 964 million euros was recognized in 2009 and the amount had been deposited into an escrow account. The transfer of the amount in escrow to the government on January 7, 2010 did not affect cash flow, as the (964) million euros impact on net cash flow provided by operating activities was offset by a positive impact of 964 million euros on net cash used in investing activities, associated with the balance of the escrow account.

(3) Payment to DPTG by TP S.A. of 550 million euros in January 2012 (see Note 15.3).
(4) Excluding operating tax receivables and payables.

(5) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 47 million euros (180 million euros at December 31, 2011 and 157 million euros at December 31, 2010) have no impact on the statement of cash flows at the time of acquisition.

Consolidated financial statements 2012

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Segment information

•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	21,431	4,027	3,381	8,281
• external	20,545	3,983	3,345	7,924
• inter segment	886	44	36	357
External purchases	(8,178)	(2,654)	(1,662)	(4,337)
Other operating income	1,039	73	115	140
Other operating expense	(603)	(165)	(124)	(238)
Labor expenses	(5,850)	(195)	(486)	(764)
Operating taxes and levies	(1,060)	(135)	(74)	(281)
Gain (losses) on disposal	(1)	-	4	95
Restructuring costs and similar items	(15)	-	2	(3)
Reported EBITDA	6,763	951	1,156	2,893
Depreciation and amortization	(2,431)	(774)	(769)	(1,515)
Remeasurement resulting from business combinations	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-
Impairment of goodwill	-	-	(889)	(839)
Impairment of fixed assets	(26)	(8)	(4)	(62)
Share of profits (losses) of associates	-	-	1	(145)
Operating income	4,306	169	(505)	332
Finance costs, net
Income tax
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,712	473	558	1,308
• telecommunications licenses	902	1	-	42
• financed through finance leases	-	8	-	3
Total Investments (3)	3,614	482	558	1,353

(1) Including revenues of 4,901 million euros for France, 200 million euros for the United Kingdom, 32 million euros for Spain, 15 million euros for Poland, 408 million euros for the Rest of Europe and 1,444 million euros for the Rest of the World.

Including tangible and intangible assets of 242 million euros for France, 13 million euros for the United Kingdom, 34 million euros for the Rest of Europe and 70 million euros for the Rest of the World.

(2) Including revenues of 1,471 million euros for France, 28 million euros for the United Kingdom, 33 million euros for the Rest of Europe and 90 million euros for the Rest of the World.

Including tangible and intangible assets of 421 million euros for France, 2 million euros for the United Kingdom, 2 million euros for the Rest of Europe and 17 million euros for the Rest of the World.

(3) Including 2,472 million euros for other intangible assets and 4,338 million euros for other tangible assets.

Consolidated financial statements 2012

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				DT / FT joint venture
Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total France Telecom-Orange	Everything Everywhere (100%)
7,001	1,623	(2,229)	43,515	8,207
6,578	1,140	-	43,515	8,207
423	483	(2,229)	-	-
(4,044)	(3,203)	4,978	(19,100)	(5,690)
161	3,098	(3,726)	900	47
(172)	(396)	977	(721)	(361)
(1,674)	(1,394)	-	(10,363)	(570)
(120)	(187)	-	(1,857)	(156)
(1)	61	-	158	(1)
(17)	(4)	-	(37)	(138)
1,134	(402)	-	12,495	1,338
(363)	(477)	-	(6,329)	(1,545)
-	-	-	-	-
-	-	-	-	-
(4)	-	-	(1,732)	-
(7)	(2)	-	(109)	-
3	(121)	-	(262)	-
763	(1,002)	-	4,063	(207)
			(1,728)	(99)
			(1,231)	72
			1,104	(235)

			-	-
352	415	-	5,818	751
-	-	-	945	-
9	27	-	47	(4)
361	442	-	6,810	747

Consolidated financial statements 2012

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•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	22,534	3,993	3,625	8,795
• external	21,551	3,946	3,585	8,434
• inter segment	983	47	40	361
External purchases	(8,564)	(2,742)	(1,703)	(4,558)
Other operating income	1,142	68	100	140
Other operating expense	(611)	(157)	(256)	(258)
Labor expenses	(4,817)	(181)	(495)	(817)
Operating taxes and levies	(1,081)	(141)	(83)	(290)
Gain (losses) on disposal	-	1	201	(8)
Restructuring costs and similar items	(34)	(2)	(42)	(11)
Reported EBITDA	8,569	839	1,347	2,993
Depreciation and amortization	(2,327)	(1,005)	(902)	(1,570)
Remeasurement resulting from business combinations	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-
Impairment of goodwill	-	-	-	(611)
Impairment of fixed assets	(1)	(2)	(2)	(212)
Share of profits (losses) of associates	-	-	-	(5)
Operating income	6,241	(168)	443	595
Finance costs, net
Income tax
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,619	405	627	1,409
• telecommunications licenses	293	580	-	68
• financed through finance leases	-	5	-	-
Total Investments (3)	2,912	990	627	1,477

(1) Including revenues of 5,141 million euros for France, 193 million euros for the United Kingdom, 34 million euros for Spain, 15 million euros for Poland, 421 million euros for the Rest of Europe and 1,297 million euros for the Rest of the World.

Including tangible and intangible assets of 232 million euros for France, 12 million euros for the United Kingdom, 34 million euros for the Rest of Europe and 65 million euros for the Rest of the World.

(2) Including revenues of 1,450 million euros for France, 33 million euros for the United Kingdom, 28 million euros for the Rest of Europe and 99 million euros for the Rest of the World.

Including tangible and intangible assets of 532 million euros for France, 3 million euros for the United Kingdom, 3 million euros for the Rest of Europe and 4 million euros for the Rest of the World.

(3) Including 2,432 million euros for other intangible assets and 4,459 million euros for other tangible assets.

Consolidated financial statements 2012

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				DT / FT joint venture
Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total France Telecom-Orange	Everything Everywhere (100%)
7,101	1,610	(2,381)	45,277	7,817
6,660	1,101	-	45,277	7,817
441	509	(2,381)	-	-
(4,120)	(3,183)	5,232	(19,638)	(5,444)
139	2,877	(3,808)	658	20
(176)	(190)	957	(691)	(299)
(1,544)	(961)	-	(8,815)	(552)
(109)	(68)	-	(1,772)	(104)
-	52	-	246	(1)
(15)	(32)	-	(136)	(88)
1,276	105	-	15,129	1,349
(337)	(594)	-	(6,735)	(1,428)
-	-	-	-	-
-	642	-	642	-
-	-	-	(611)	-
(1)	(162)	-	(380)	-
2	(94)	-	(97)	-
940	(103)	-	7,948	(78)
			(2,033)	(52)
			(2,087)	10
			3,828	(120)

343	367	-	5,770	633
-	-	-	941	-
-	175	-	180	-
343	542	-	6,891	633

Consolidated financial statements 2012

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•    CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	23,308	3,821	3,934	8,248
• external	22,138	3,777	3,892	7,884
• inter segment	1,170	44	42	364
External purchases	(8,971)	(2,640)	(1,796)	(4,140)
Other operating income	1,248	46	49	108
Other operating expense	(676)	(154)	(375)	(275)
Labor expenses	(4,950)	(175)	(555)	(726)
Operating taxes and levies	(1,086)	(132)	(80)	(260)
Gain (losses) on disposal	(3)	(1)	11	(5)
Restructuring costs and similar items	(57)	-	(8)	(9)
Reported EBITDA	8,813	765	1,180	2,941
Depreciation and amortization	(2,249)	(979)	(948)	(1,293)
Remeasurement resulting from business combinations	-	-	-	336
Impairment of goodwill	-	-	-	(509)
Impairment of fixed assets	(1)	(2)	(3)	(122)
Share of profits (losses) of associates	4	(2)	-	27
Operating income	6,567	(218)	229	1,380
Finance costs, net
Income tax
Consolidated net income after tax of continuing operations
Consolidated net income after tax of discontinued operations
Consolidated net income after tax

Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,568	397	679	1,248
• telecommunications licenses	285	-	-	227
• financed through finance leases	-	5	1	-
Total Investments (5)	2,853	402	680	1,475
(1) Net income of entities in the United Kingdom until April 1, 2010, disposal date (see Note 2).
(2) Net income of the joint venture held at 50/50 by France Telecom (FT) and Deutsche Telekom (DT), which was created on April 1, 2010 and combines their UK activities (see Note 2).

(3) Including revenues of 5,307 million euros for France, 259 million euros for the United Kingdom, 2 million euros  for Poland, 23 million euros for Spain, 627 million euros  for the Rest of Europe and 998 million euros  for the Rest of the World.

Including tangible and intangible assets of 212 million euros for France, 9 million euros for the United Kingdom, 2 million euros for Spain, 34 million euros for the Rest of Europe and 66 million euros for the Rest of the World.

(4) Including revenues of 1,478 million euros for France, 33 million euros for the United Kingdom, 5 million euros  for the Rest of Europe and 84 million euros  for the Rest of the World.

Including tangible and intangible assets of 451 million euros for France and 3 million euros for the Rest of the World.

(5) Including 1,914 million euros for other intangible assets and 4,273 million euros for other tangible assets.

Consolidated financial statements 2012

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				Discontinued operations		DT / FT joint venture
Enterprises (3)	International Carriers & Shared Services (4)	Eliminations	Total France Telecom-Orange	United Kingdom (1)	Eliminations and other items	Everything Everywhere (100%) (2)
7,216	1,600	(2,624)	45,503	1,282	(20)	6,243
6,742	1,070	-	45,503	1,275	(13)	6,243
474	530	(2,624)	-	7	(7)	-
(4,310)	(3,468)	5,950	(19,375)	(920)	22	(4,396)
161	3,241	(4,280)	573	7	(37)	16
(145)	(150)	954	(821)	(56)	35	(302)
(1,485)	(1,323)	-	(9,214)	(97)	-	(456)
(118)	(35)		(1,711)	(22)		(35)
(1)	61	-	62	960	-	-
(19)	(587)	-	(680)	(57)	-	(82)
1,299	(661)	-	14,337	1,097	-	988
(341)	(651)	-	(6,461)	-	-	(1,035)
-	-	-	336	-	-	-
-	-	-	(509)	-	-	-
-	1	-	(127)	(2)	-	-
-	(43)	-	(14)	-	-	-
958	(1,354)		7,562	1,095	-	(47)
			(2,000)	(1)	-	(37)
			(1,755)	(24)	-	(15)
			3,807		-
			1,070	1,070	-
			4,877		-	(99)

318	312	-	5,522	68	-	378
-	-	-	512	-	-	-
5	142	-	153	4	-	-
323	454	-	6,187	72	-	378

Consolidated financial statements 2012

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•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,347	4,723	802	4,405
Other intangible assets	3,740	1,292	720	2,001
Property, plant and equipment	11,023	1,683	3,417	5,041
Interests in associates	4	2	5	794
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	-	55
Total non current assets	30,118	7,700	4,944	12,296
Inventories	242	75	48	148
Trade receivables	1,924	428	345	1,151
Prepaid expenses	73	37	17	61
Current assets included in the calculation of net financial debt	-	-	-	-
Other	994	26	27	387
Total current assets	3,233	566	437	1,747
TOTAL ASSETS	33,351	8,266	5,381	14,043
Equity	-	-	-	-
Non-current trade payables	134	5	185	13
Non-current employee benefits	2,017	6	93	76
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	823	171	67	124
Total non-current liabilities	2,974	182	345	213
Current trade payables	3,175	987	545	1,904
Current employee benefits	1,114	28	50	133
Deferred income	1,372	92	133	321
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	986	69	273	605
Total current liabilities	6,647	1,176	1,001	2,963
TOTAL LIABILITIES	9,621	1,358	1,346	3,176

(1) Some trade receivables generated by the Enterprise segment (approximately 232 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 530 million euros for France, 17 million euros for the United Kingdom, 22 million euros for Spain, 81 million euros for the Rest of Europe and 156 million euros for the Rest of the World.

(2) Including  tangible and intangible assets of 2558 million euros for France, 3,139 million euros for the United Kingdom, 10 million euros for the Rest of Europe and 47 million euros for the Rest of the World.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders' equity (see Note 18.1).

Consolidated financial statements 2012

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				DT / FT joint venture
Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total France Telecom-Orange	Everything Everywhere (100%)
425	71	-	25,773	6,975
327	3,738	-	11,818	5,626
480	2,018	-	23,662	2,911
123	6,503	-	7,431	20
-	-	661	661	30
9	1	4,439	4,508	340
1,364	12,331	5,100	73,853	15,902
30	43	-	586	156
743	575	(531)	4,635	956
119	102	(21)	388	464
-	-	8,467	8,467	1,037
140	283	194	2,051	17
1,032	1,003	8,109	16,127	2,630
2,396	13,334	13,209	89,980	18,532
-	-	26,384	26,384	12,657
-	-	-	337	-
228	569	-	2,989	75
-	-	32,681	32,681	2,598
8	143	1,336	2,672	500
236	712	34,017	38,679	3,173
628	990	(532)	7,697	2,020
329	294	-	1,948	53
201	100	(21)	2,198	291
-	-	7,447	7,447	41
216	686	2,792	5,627	297
1,374	2,070	9,686	24,917	2,702
1,610	2,782	70,087	89,980	18,532

Consolidated financial statements 2012

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•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,348	4,723	1,552	5,218
Other intangible assets	2,826	1,495	642	2,340
Property, plant and equipment	10,724	1,786	3,342	5,181
Interests in associates	6	1	4	988
Non-current assets included in the calculation of net financial debt
Other	3	2	(1)	5
Total non-current assets	28,907	8,007	5,539	13,732
Inventories	247	90	48	158
Trade receivables	2,459	468	340	1,089
Prepaid expenses	63	31	17	72
Current assets included in the calculation of net financial debt
Other	1,012	30	51	402
Total current assets	3,781	619	456	1,721
Assets held for sale (4)				2,017
Total Assets	32,688	8,626	5,995	17,470
Equity	-	-	-	-
Non-current trade payables	153	7	185	34
Non-current employee benefits	1,043	2	65	66
Non-current liabilities included in the calculation of net financial debt
Other	848	186	72	121
Total non-current liabilities	2,044	195	322	221
Current trade payables	3,397	1,284	718	1,892
Current employee benefits	1,017	27	54	159
Deferred income	1,478	103	133	360
Current liabilities included in the calculation of net financial debt
Other	1,351	60	751	608
Total current liabilities	7,243	1,474	1,656	3,019
Liabilities related to assets held for sale (4)				1,040
Total Equity and Liabilities	9,287	1,669	1,978	4,280

(1) Some trade receivables generated by the Enterprise segment (approximately 192 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 512 million euros for France, 35 million euros for the United Kingdom, 4 million euros for Spain, 97 million euros for the Rest of Europe and 152 million euros for the Rest of the World.

(2) Including tangible and intangible assets of 2,647 million euros for France, 3,138 million euros for the United Kingdom, 15 million euros for the Rest of Europe and 41 million euros for the Rest of the World.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).
(4) Relating to the sale of Orange Suisse (see Note 2).

Consolidated financial statements 2012

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				DT / FT joint venture
Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total France Telecom-Orange	Everything Everywhere (100%)
429	70	-	27,340	6,815
338	3,702	-	11,343	6,460
462	2,139	-	23,634	2,656
26	6,919	-	7,944	2
		861	861
10	74	4,316	4,409	289
1,265	12,904	5,177	75,531	16,222
37	51	-	631	152
750	818	(1,019)	4,905	1,051
96	105	(16)	368	450
		9,430	9,430	338
116	261	1,329	3,201	33
999	1,235	9,724	18,535	2,024
			2,017	-
2,264	14,139	14,901	96,083	18,246
-	-	29,592	29,592	13,468
1	-	-	380	-
160	375	-	1,711	50
		34,232	34,232	1,052
10	218	1,501	2,956	576
171	593	35,733	39,279	1,678
695	1,187	(1,022)	8,151	2,004
325	288	-	1,870	32
188	76	(16)	2,322	300
		7,126	7,126	470
187	379	3,367	6,703	294
1,395	1,930	9,455	26,172	3,100
			1,040	-
1,566	2,523	74,780	96,083	18,246

Consolidated financial statements 2012

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•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,305	4,723	1,846	6,665
Other intangible assets	2,361	1,276	895	2,600
Property, plant and equipment	10,399	1,963	4,144	5,706
Interests in associates	61	-	1	819
Non-current assets included in the calculation of net financial debt
Other	-	2	-	5
Total non-current assets	28,126	7,964	6,886	15,795
Inventories	329	79	68	165
Trade receivables	2,995	500	412	1,104
Prepaid expenses	64	19	24	69
Current assets included in the calculation of net financial debt
Other	1,246	43	67	334
Total current assets	4,634	641	571	1,672
Total Assets	32,760	8,605	7,457	17,467
Equity
Non-current trade payables	187	11	189	79
Non-current employee benefits	1,111	7	87	128
Non-current liabilities included in the calculation of net financial debt
Other	906	128	48	120
Total non-current liabilities	2,204	146	324	327
Current trade payables	3,607	1,126	794	1,771
Current employee benefits	1,043	20	67	123
Deferred income	1,747	83	151	357
Current liabilities included in the calculation of net financial debt
Other	1,120	74	618	587
Total current liabilities	7,517	1,303	1,630	2,838
Total Equity and Liabilities	9,721	1,449	1,954	3,165
(1) Statement of financial position of the joint venture held 50/50 by France Telecom (FT) and Deutsche Telekom (DT) which was created on April 1, 2010 and combines their UK activities (see Note 2).

(2) Some trade receivables generated by the Enterprise segment (approximately 202 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible of 490 million euros for France, 4 million euros for Spain, 1 million euros for Poland, 35 million euros for the United Kingdom, 105 million euros for the Rest of Europe and 142 million euros for the Rest of the World.

(3) Including tangible and intangible assets of 2,734 million euros for France, 3,139 million euros for the United Kingdom, 19 million euros for the Rest of Europe and 44 million euros for the Rest of the World.

(4) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).

Consolidated financial statements 2012

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				DT / FT joint venture
Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items (4)	Total France Telecom-Orange	Everything Everywhere (100%) (1)
427	67	-	29,033	6,613
306	3,864	-	11,302	7,100
471	2,073	-	24,756	2,539
25	7,270	-	8,176	14
		790	790	-
12	2	5,068	5,089	313
1,241	13,276	5,858	79,146	16,579
31	36	-	708	167
819	894	(1,128)	5,596	951
86	74	(13)	323	430
		5,993	5,993	608
110	149	561	2,510	245
1,046	1,153	5,413	15,130	2,401
2,287	14,429	11,271	94,276	18,980
		31,549	31,549	14,234
-	-	-	466	-
137	374	-	1,844	-
		33,822	33,822	-
9	308	1,485	3,004	716
146	682	35,307	39,136	716
811	1,290	(1,125)	8,274	1,517
324	397	-	1,974	32
170	94	(14)	2,588	323
		4,909	4,909	1,456
192	506	2,749	5,846	702
1,497	2,287	6,519	23,591	4,030
1,643	2,969	73,375	94,276	18,980

Consolidated financial statements 2012

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NOTE 1     Description of business and basis of preparation of the consolidated financial statements

1.1     Description of business

The France Telecom-Orange group (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

The telecommunications operator activities are regulated and dependent upon the granting of licenses.

1.2     Basis of preparation of the 2012 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 19, 2013 and will be submitted for approval at the Shareholders’ Meeting on May 28, 2013.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2012 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2011 and 2010 compiled using the same basis of preparation.

Some items of the primary financial statements have been detailed in order to improve the consistency, both internally and with the notes. As a consequence, the comparative financial data have been adjusted.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2012 are based on:

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2012 as well as the earlier application of the amendment to IAS 1 on the presentation of items of other comprehensive income and the revision of  IAS 19:

Standard	Consequences for the Group
IAS 19 (revised 2011) Employee Benefits

The main changes are:

• the removal of the option to defer the recognition of actuarial gains and losses, known as the “corridor method”, which has no effect on the financial statements as the Group already accounts for the actuarial gains and losses directly against other comprehensive income, and

• the modification of the calculation of the finance cost component, due to the removal of the expected return on plan assets, and

• the immediate expense of non-vested past service costs,  which has no significant effect on the Group’s financial statements.

The standards and interpretations applicable from January 1st, 2012 have no significant effect on the Group financial statements as of date.

•

the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost

Consolidated financial statements 2012

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•

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group):

Standard		IFRS 1 alternative used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the IFRS 3 provisions of this standard for business combinations prior to the transition date

Additional ownership interest purchase accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, with no remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the company's status and deregulation of the telecommunications market in 1996

IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit of loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

•

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	18.1
Contribution of a business to a joint venture	18.2
Operating taxes and levies	18.8
Income taxes	18.12
Non-controlling interests • change in ownership interest in a subsidiary • commitment to purchase non-controlling interests	18.13

Lastly, in the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

Consolidated financial statements 2012

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1.3     Standards and interpretations compulsory after December 31, 2012 with no early application elected by the Group

Among these standards and interpretations, those which could affect the Group’s future consolidated financial statements are:

Standard / Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (January 1, 2015)

The standard is the first part of the three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”.

This first part deals with the classification and the measurement of financial instruments. The effects of its application cannot be analyzed separately from the two other parts not yet published and which should retrospectively address the impairment methodology for financial assets and hedge accounting.

IAS 28 (revised 2011) Investments in Associates and Joint Ventures (January 1, 2013)

This standard relates to the accounting for joint ventures and associates under the equity method.

The revision clarified that the gain or loss previously recognized in  other comprehensive income shall be reclassify to profit or loss up to the proportion relating to the decrease in  ownership interest whenever the equity method is applied.

Disclosures are now covered by IFRS 12.

This revision will have no consequence on the Group’s financial statements reported as at December 31, 2012.

IFRS 10 Consolidated Financial Statements (January 1, 2013)

IFRS 10 supersedes SIC-12 and IAS 27 for the part relating to the consolidated financial statements.

This standard deals with the consolidation of subsidiaries and structured entities, and redefines control which is the basis of consolidation.

Based on the current reading of the standard’s provisions,  the retrospective application of this standard on the Group’s consolidation scope  will have no effect on the Group’s financial statements reported as at December 31, 2012.

IFRS 11 Joint Arrangements (January 1, 2013)

IFRS 11 supersedes IAS 31 and SIC-13.

This standard deals with the accounting for joint arrangements. The definition of joint control is based on the existence of an arrangement and the unanimous consent of the parties which share the control. There are two types of joint arrangements:

• joint ventures: the joint venturer has rights to the net assets of the entity to be accounted for using the equity method, which is the method currentlyy applied by the Group, and

• joint operations: the parties to joint operations have direct rights to the assets and direct obligations for the liabilities of the entities which should be accounted for as arising from the arrangement.

The retrospective application of this standard impacts only  two entities BuyIn and Networks!  Sp. z o.o. which will qualify as joint operations under IFRS 11 instead of jointly controlled entities under IAS 31. The IFRS 11 application will have no significant effect on the Group’s financial statements presentation reported as at December 31, 2012.

IFRS 12 Disclosure of Interest in Other Entities (January 1, 2013)

IFRS 12 supersedes disclosures requirements previously included in IAS 27, IAS 28 and IAS 31.

This standard includes all the disclosures related to subsidiaries, joint ventures, associates, consolidated and unconsolidated structured entities.

The implementation of this standard will not substantially change the disclosures provided by the Group.

IFRS 13 Fair Value Measurement (January 1, 2013)

IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurement.  It:

• defines fair value;

• sets out a framework for measuring fair value; and

• requires disclosures about fair value measurements, including the fair value hierarchy already set out in IFRS 7.

This standard is applicable prospectively and has no effect on the fair value currently measured by the Group. The clarifications provided by the standard has no expected effect on the fair value measurement.

1.4     Use of estimates and judgment

In preparing the Group’s consolidated financial statements, France Telecom’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2012 may subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

The underlying assumptions used for significant estimates are explained in the note 18 and in the following notes to the financial statements:

Estimate		Nature of estimate
Note 2	Changes in scope of consolidation

Identification of intangible assets acquired through business combinations and selection of key measurement methods and assumptions

Goodwill allocation to Cash-Generating Unit (CGU)

Remeasurement at fair value of the previously held equity interest due to a step-acquisition or loss of control with residual equity interest

Note 3	Revenue

Identification of separable components of a bundled offer based on the individual components relative fair value

Period of straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship

Reporting of revenue on a net versus gross basis (depending on an analysis of the Group’s involvement as either principal or agent)

Note 4	Purchases and other expenses	Provision for claims and litigation: assumptions underlying legal assessment and risk measurement
Note 5	Employee benefits	Discount rate, inflation rate, salary increases, mortality table Participation rate of seniors to the specific plans (particularly the French part-time for seniors plan)
Note 6	Impairment losses and goodwill

Level of grouping of CGUs for goodwill impairment testing

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and EBITDA multiples for comparable companies or transactions, cash flows)

Assessment of the economic and financial environment of the countries in which the Group operates

Note 7	Property, plant and equipment, intangible assets other than goodwill

Assessment of assets’ useful life based on assessment of the technological, legal or economic environments

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 11	Fair value of financial assets and liabilities	Models, selection of parameters
Note 12	Income tax	Assumptions used for recognition of deferred tax assets arising from the carryforward of unused tax losses Assessment of technical merits of the tax legislation positions

The key sources of variability of the Group’s net income are related to claims and litigation (notes 4 and 15), impairment of assets (note 6) and the assessment of technical merits of tax legislation positions (note 12).

Consolidated financial statements 2012

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NOTE 2     Gains and losses on disposal and main changes in scope of consolidation

2.1     Net gain on disposal

The net gain on disposal was 158 million euros in 2012, compared to 246 million euros in 2011 and 62 million euros in 2010. In 2012, the gain results mainly from the sale of Orange Suisse for 92 million euros and the disposal of property assets for 53 million euros. In 2011, the gain resulted mainly from the sale of TP Emitel for 197 million euros and the sale of property assets for 40 million euros. In 2010, the gain on disposal of property assets amounted to 21 million euros.

2.2     Main changes in scope of consolidation

Changes in scope of consolidation during 2012

Egypt

Description of transaction

On April 11, 2012, France Telecom-Orange and Orascom Telecom Media and Technology Holding S.A.E. (OTMT) signed agreements amending their 2010 agreements covering the partial disposal of ECMS shares held directly and indirectly by OTMT, the evolution of partnership between France Telecom-Orange and OTMT and the terms and conditions for OTMT's future exit from ECMS.

On April 12, 2012, MT Telecom SCRL, a wholly-owned subsidiary of France Telecom-Orange, filed an application to launch a tender offer for 100% of the ECMS shares at a price of 202.5 Egyptian pounds per share. The Egyptian Financial Supervisory Authority (EFSA) approved this transaction on April 22, 2012 and the tender offer was carried out from April 24 to May 23, 2012. At the end of the tender offer period, MT Telecom acquired 93.92% of ECMS. The remainder of the shares is held by OTMT (which retains a 5% stake as provided for under the agreements) and the public that did not tender their shares to the offer (who retains 1.08%). In addition, the Group sold 28.75% of MT Telecom's voting rights to OTMT, which continues to be represented on the Board of Directors of ECMS.

The Group granted OTMT a put option for the 5 million ECMS shares (representing 5% of the share capital) which OTMT still owns. This option is exercisable in one-third increments each year, from 2015 to 2017, during the period from January 1 to February 28 in each of those years. The exercise price per ECMS share will accrete over time, ranging from 33.69 euros in 2015 to 37.14 euros in 2017. The exercise of this option in its entirety will automatically lead to the disposal of OTMT's 28.75 million voting rights in MT Telecom at accreting prices per voting right ranging from 1.68 euros in 2015 to 1.86 euros in 2017. OTMT also has a put option on its voting rights in MT Telecom in the event of termination of the shareholders' agreement under the conditions provided in the agreement, as well as an exit right for all of its interests in ECMS and MT Telecom in the event that France Telecom-Orange transfers shares to a third party.

Furthermore, France Telecom-Orange has a call option covering all of OTMT's interests in ECMS, which is exercisable from 2013 to 2017 during the period from January 1 to February 28, at a price to be determined under the same conditions as those applying to the put option granted by the Group to OTMT (from 30.56 euros per share in 2013 to 37.14 euros per share in 2017). Under the 2012 agreements, France Telecom-Orange also has a call option on the ECMS shares held by OTMT in the event of a change of control over OTMT, at a price based on the market value of ECMS. OTMT also granted France Telecom-Orange a right of first refusal over any sale by OTMT of its interest in ECMS.

In accordance with the 2012 agreements, the services contract between OTMT and ECMS has been assigned to France Telecom-Orange in consideration for payment to OTMT of 110 million euros compensation during the last quarter of 2012.

Lastly, the Group made a commitment to the Arab Republic of Egypt to ensure that 15% of ECMS's shares are held by Egyptian shareholders, and, in the event that France Telecom-Orange cannot achieve this within one year from the date of signature of the agreements, it will grant under certain conditions to the Arab Republic of Egypt a call option giving it the right to acquire at a market price a number of shares such that 15% of ECMS's shares will be owned by Egyptian shareholders.

Accounting effects in 2012

The accounting principles pertaining to transactions with non-controlling shareholders are described in Note 18.13 of the Group's consolidated financial statements for the year ended December 31, 2012.

The 2012 agreements are considered as a transaction with non-controlling interests to be accounted for as an equity transaction.

Consolidated financial statements 2012

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The amount of the financial debts recognized under the terms of the 2010 agreements due to the put option granted to OTMT and the triggering of a public tender offer for the ECMS shares held by the free float (1,937 million euros at December 31, 2011) was revised as of the effective date of the 2012 agreements. The accounting principle applied by the Group is to recognize any change in the value of financial liabilities relating to the purchase commitments granted to the non-controlling interests against net financial income. Consequently, the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float resulted in a reduction in financial debts, with the recognition of financial income of 272 million euros in the first half of 2012, as of the date on which the 2012 agreements became effective.

The Group paid out 1,489 million euros (excluding the effects of foreign exchange hedges) for the purchase of the ECMS shares from OTMT and the free float, which was classified as cash used in financing activities in the consolidated statement of cash flows.

The Group's net debt resulting from the commitments to the ECMS shares was reduced by 228 million euros in 2012, broken down into 272 million euros in respect of the revision of the 2010 agreements and (44) million euros in respect of the periodic revision of the commitment (price and foreign exchange effect).

An outstanding financial liability of 220 million euros was recognized due to the put option held by OTMT for its remaining interests in ECMS and MT Telecom as at December 31, 2012. During the last quarter of 2012, the Group also paid the 110 million euros compensation and related stamp duties of 6 million euros which were accounted for against operating income.

Disposal of Orange Suisse

Following the agreement signed on December 23, 2011 and the approval of all the regulatory authorizations, France Telecom-Orange sold the Orange Communication S.A (Orange Suisse) to Matterhorn Mobile S.A. on February 29, 2012.

Orange Suisse assets and liabilities were classified respectively as assets held for sale and liabilities related to assets held for sale in the statement of financial position as at December 31, 2011.

Based on an enterprise value of 2 billion Swiss francs, i.e 1.6 billion euros, the net cash amount received by France Telecom-Orange amounted to 1,482 million euros, including the acquisition-related costs (primarily mobile frequencies acquisition costs, granted in February 2012), and 1,386 million euros including the amount paid for the currency hedge settlement.

The gain recorded on the Orange Suisse disposal was 92 million euros on December 31, 2012 (after transaction costs revision and post-closing adjustment on net financial debt and working capital).

(in millions of euros)		December 31, 2012
Fair value of interest in Orange Suisse		1,638
Mobile frequencies		(115)
Others transaction costs		(41)
Orange Suisse net value, excluding net debt	a	1,482
Orange Suisse net debt due to France Telecom-Orange (1)	b	(413)
Book value of Orange Suisse	c	1,020
Reclassification adjustment of other comprehensive income in net income for the period (2)	d	43
Gain on disposal	a+b-c+d	92
(1) This net debt was reimbursed to France Telecom-Orange on the closing date.

(2) including 167 millions of euros of cumulative translation adjustments, (96) million euros related to the amount paid for the currency hedge settlement, (39) millions of euros of actuarial losses and 11 millions of euros of income tax on those items.

As a consequence of this transaction, the contractual commitment due to the possible application of common warranty clauses is capped at 200 million Swiss francs. These warranties will expire on June 30, 2013, except for tax issues and guarantees upon capital property, which expire at the end of the regulatory limitation period.

Moreover, France Telecom-Orange is likely to benefit from contingent additional considerations if, in the forthcoming years, Orange Suisse participates to a merger within the Swiss telecommunications market or is involved in a significant mobile access network sharing with its competitors.

Orange Cinéma Séries-OCS

In accordance with the partnership signed in November 2011, Canal+ Group acquired in April 2012 a 33.3% ownership in Orange Cinéma Séries-OCS. This partnership includes commercial agreements for which the two groups are required to distribute Orange Cinéma Séries-OCS TV packages.

In application of the decision rendered by the French competition authority on July 23, 2012, Canal+ Group entered into a process of designation of two independent Board members, in place of its current members but will keep its ownership in Orange Cinéma Series-OCS. These injunctions have no impact on the implementation of the distribution contracts.

Consolidated financial statements 2012

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Telkom Kenya

In August 2012, France Telecom-Orange acquired the 11% stake in Telkom Kenya held by Alcazar Capital Limited.

Furthermore, in December 2012, the Group entered into an agreement with the Kenyan government on the following main terms:

•

the shareholder loans of the Kenyan government and France Telecom-Orange, for respectively 7.1 billion Kenyan shillings (63 million euros) and 147 million euros, were converted into equity;

•

France Telecom-Orange wrote off the balance of its shareholder loan, i.e. 299 million euros;

•

the Kenyan government's stake in Telkom Kenya decreased from 49% to 30%, thereby increasing France Telecom-Orange's stake to 70% at December 31, 2012.

Lastly, the agreement provides an option for the Kenyan government to increase its equity interest to 40% in consideration for a cash contribution of 2.4 billion Kenyan shillings (approximately 22 million euros) during the first half of 2013.

In 2012, as a result of these transactions, (241) million euros of equity attributable to non-controlling interests were reclassified to equity attributable to the owners of the parent.

Changes in scope of consolidation during 2011

Dailymotion

In April 2011, the Group entered into an agreement to acquire 49% of Dailymotion, an online video website, for a total consideration of 66 million euros, including acquisition-related costs and shareholder's loan.

As France Telecom-Orange exercises significant influence over Dailymotion, the investment was accounted for under the equity method.

Note 14.6 describes the Group’s unrecognized contractual commitments with respect to the Dailymotion shares.

TP Emitel

On June 22, 2011, TP S.A. sold TP Emitel, a subsidiary dedicated to building, leasing and maintaining radio and TV broadcasting infrastructures, to a private investment fund for consideration of 432 million euros, after transaction costs and excluding divested cash (22 million euros).

Considering the goodwill allocated to the divested subsidiary (106 million euros), the sale of TP Emitel generated a gain of 197 million euros. Based on France Telecom-Orange's 50.21% ownership interest in the TP Group, the impact on net income attributable to owners of the parent was 46 million euros.

Korek Telecom

On July 27, 2011, France Telecom-Orange and Agility acquired a 44% equity interest in Iraqi mobile operator Korek Telecom via a joint company owned 54% by Agility and 46% by France Telecom-Orange. Consequently, the Group holds a 20% indirect interest in Korek Telecom.

The cash consideration for this acquisition amounted to 305 million euros, including 177 million euros for the purchase price consideration for the shares (including acquisition-related costs) and a shareholder's loan of 128 million euros.

As France Telecom-Orange exercises significant influence over Korek Telecom, the investment has been accounted for under the equity method.

Note 14.6 describes the Group’s unrecognized contractual commitments with respect to the Korek Telecom shares.

Compagnie Européenne de Téléphonie

On July 29, 2011, France Telecom-Orange acquired control over Compagnie Européenne de Téléphonie by increasing its ownership interest in the company to 100%. The cash consideration for this acquisition amounted to 61 million euros.

This transaction led to the recognition of 42 million euros of goodwill, after allocating the acquisition cost to the assets acquired (mainly consisting of leasehold rights) and liabilities assumed.

Congo Chine Telecom

On October 20, 2011, France Telecom acquired 100% of Congo Chine Telecom, a mobile operator in the Democratic Republic of the Congo. After taking into consideration price adjustments of (23) million euros, the transaction cost amounted to 129 million euros.

The final goodwill recognized on acquisition amounted to 86 million euros, after adjustments to the opening balance sheet and identification of assets acquired and liabilities assumed.

(in millions of euros)	Fair value
Other intangible assets (licenses)	53
Property, plant and equipment	77
Other non current assets	1
Total non-current assets	131
Total current assets	8
Non-current financial liabilities at amortized cost excluding trade payables	39
Total non-current liabilities	39
Total current liabilities	57
Net assets acquired	43
Goodwill	86
Purchase price consideration	129

Consolidated financial statements 2012

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Changes in scope of consolidation during 2010

Joint venture Everything Everywhere (Orange in the United Kingdom – T Mobile UK)

On November 5, 2009, France Telecom-Orange and Deutsche Telekom entered into an agreement to combine their activities in the United Kingdom into a 50/50 joint venture. The closing date of that agreement was April 1, 2010, following approval by the competition authorities.

The mobile and internet Orange entities in the United Kingdom concerned by the agreement are those of the former operating segment, mainly composed of Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK.

The France Telecom-Orange Group companies and Deutsche Telekom Group companies were transferred to the joint venture, with net debt of 1.25 billion pounds sterling for the former and zero for the latter, together with the operating cash flow generated since June 30, 2009. Following a loan of 625 million pounds sterling by Deutsche Telekom to the joint venture, the joint venture repaid 625 million pounds sterling to France Telecom-Orange.

The main accounting effects of the transaction are set forth below:

•

Until April 1, 2010 :

•

the assets and liabilities of the relevant entities have been presented separately from other assets and liabilities in the consolidated statement of financial position, under the headings Assets held for sale and Liabilities related to assets held for sale, respectively,

•

the net income of these entities has been reported on a separate line item in the income statement, Consolidated net income of discontinued operations, for a total amount of 1,070 million euros,

•

any cash flow item remains reported in the consolidated statement of cash flows;

•

Since April 1, 2010, France Telecom-Orange has lost control of Orange in the United Kingdom and owns a 50% interest in the joint venture Everything Everywhere, consisting of the ownership interest retained in Orange in the United Kingdom and the ownership interest acquired in T Mobile UK. As at that date, this resulted in the accounting for a 1,026 million euros gain on disposal included in Consolidated net income of discontinued operations and in the recognition at fair value of the 50% stake in the joint venture Everything Everywhere of 7,259 million euros in assets under the Interests in associates, representing the ownership interest in the enterprise value of 13.7 billion pounds sterling (15.4 billion euros) less net debt of 0.8 billion pounds sterling (0.9 billion euros). The fair value was based on the present value of future cash flows and the estimate was compared to other generally accepted methods.

The cash flows of the joint venture are not presented in the consolidated statement of cash flows, as the joint venture is accounted for under the equity method.

•

Gain on disposal :

(in millions of euros)	December 31, 2010
Fair value of interest in Everything Everywhere	7,259
Costs to sell	(4)
Net fair value of the share in Everything Everywhere (a)	7,255
Book value of Orange in the United Kingdom (b)	5,198
Gain on disposal (a-b)	2,057
o/w disposal of the ownership interest in Orange in the United Kingdom	1,028
o/w remeasurement at fair value of the retained ownership interest in Orange in the United Kingdom	1,028
Reclassification adjustment of other comprehensive income in net income for the period (c)	1,031
Gain on disposal (a-b-c)	1,026

Consolidated financial statements 2012

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•

The fair value of the 50% ownership interest in Everything Everywhere amounting to 7,259 million euros has been allocated to assets acquired and liabilities assumed, as follows :

(in millions of euros)	Carrying value of contributed assets and liabilities transferred by the two shareholders at 100%	Fair value adjustments at 100%	Joint venture net assets at fair value at 100%
Goodwill	342	(342)	-
Other intangible assets	6,472	1,117	7,589
o/w licenses	6,054	(1,916)	4,138
o/w subscriber bases	-	2,989	2,989
Property, plant and equipment	3,334	(983)	2,351
Other non-current assets	516	1,165	1,681
Total non-current assets	10,664	957	11,621
Total current assets	2,252	-	2,252
Non-current provisions	607	-	607
Other non-current liabilities	2,021	852	2,873
Total non-current liabilities	2,628	852	3,480
Total current liabilities	2,273	-	2,273
Net assets acquired	8,015	105	8,120
Net assets acquired attributable to owners of France Telecom-Orange (A)	4,007	53	4,060
Goodwill (B)			3,199
Purchase price consideration (A) + (B)			7,259

Subscriber bases were measured using the future cash flows generated by existing subscribers at the closing date method. They are amortized over periods ranging from 4 to 9 years.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method).  They are amortized over 11 years.

The assets (property, plant and equipment) of the networks of Orange in the United Kingdom and of T Mobile UK were measured using the "replacement cost" method incorporating technological, functional and economic obsolescence, and on the basis of a unified UMTS network.

A deferred tax asset on T Mobile tax loss carry forwards was recognized for an amount of 538 million euros.

The 3,199 million euros in goodwill corresponds to the amount not allocated to identifiable assets and in particular to commercial costs and network synergies that are expected from combining the two entities.

Egypt – Agreement with Orascom Telecom on Mobinil

Until July 13, 2010, the Group’s investment in Mobinil and ECMS (interests in jointly controlled entities) and the related income were accounted for under the equity method, and the commitments arising from the agreements qualified as unrecognized contractual commitments.

When the agreements came into effect on July 13, 2010 and after the amendment and restatement of the shareholders’ agreement between France Telecom-Orange and Orascom Telecom relating to Mobinil, as of that date, the Group’s investment in Mobinil and ECMS was fully consolidated. This resulted in:

•

the expensing of acquisition-related costs over the period;

•

the recognition in the cost of the Mobinil shares of the 300 million US dollars paid and an additional consideration of 218 million euros relating to the put option granted to Orascom Telecom;

•

the recognition of a gain of 336 million euros resulting from the remeasurement of the previously held equity interest in Mobinil based on the ECMS quoted share price at July 13, 2010;

•

the recognition of non-controlling interests at fair value based on the ECMS quoted share price at July 13, 2010, in accordance with the option provided by IFRS 3R;

•

the reclassification of non-controlling interests from equity to financial debt, in an initial amount of 1,935 million euros (1,937 million euros at December 31, 2011), due to the put option held by Orascom Telecom and to the public tender offer for the ECMS shares held by minority shareholders that would be triggered by the exercise of this option under current Egyptian securities regulatory law.

The amount of financial debt is remeasured at the end of each reporting period as an off-set to finance income, based on the maturity schedule agreed by France Telecom-Orange and Orascom Telecom.

Consolidated financial statements 2012

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Remeasurement of the previously held equity interest in Mobinil:

(in millions of euros)			July 13, 2010
Fair value of previously held equity interest in Mobinil			843
Transaction costs			(5)
Net fair value of interest in Mobinil			838
Carrying value of Mobinil and ECMS			562
Remeasurement			276
Reclassification adjustment of other comprehensive income in net income for the period			(60)
Remeasurement of the previously held equity interest in Mobinil			336

(in millions of euros)	Carrying value at July 13, 2010	Allocation of purchase price	Fair value at July 13, 2010
Other intangible assets	627	1,104	1,731
o/w brand	-	112	112
o/w subscriber base	-	350	350
o/w licenses	397	642	1,039
Property, plant and equipment	996	-	996
Other non-current assets	13	-	13
Total non-current assets	1,636	1,104	2,740
Total current assets	269	-	269
Non-current financial liabilities at amortized cost excluding trade payables	783	-	783
Other non-current liabilities	133	221	354
Total non-current liabilities	916	221	1,137
Total current assets	625	-	625
Net assets acquired	364	883	1,247
o/w attributable to owners of France Telecom-Orange			453
o/w attributable to non-controlling interests			794
Goodwill			1,529
Purchase price consideration			2,776

Médi Telecom

On December 2, 2010, France Telecom-Orange acquired 40% of the share capital and voting rights of Medi Telecom, the second largest global telecom operator in Morocco.

The cash consideration for this acquisition amounted to 744 million euros, including 666 million euros for the purchase price consideration for the shares (including 26 million euros of acquisition-related costs) and 78 million euros to acquire 40% of Medi Telecom’s shareholders’ accounts. Following the issuance of 1.2 billion dirhams in bonds carried out by Medi Telecom in January 2011, Medi Telecom repaid 43 million euros of France Telecom-Orange's shareholder advance on January 31, 2011.

Goodwill of 379 million euros was recognized upon the acquisition of Medi Telecom, which is accounted for under the equity method, after allocating the purchase price to subscriber bases representing 43 million euros based on the percentage ownership interest.

Note 14.6 describes the France Telecom-Orange Group's unrecognized contractual commitments with respect to the Medi Telecom shares.

Consolidated financial statements 2012

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NOTE 3     Sales

3.1     Revenues

France Telecom-Orange generates substantially all of its revenues from services. Services cover all personal communication (mobile telephony), home communication (fixed-line, Internet and services to operators) and services for businesses.

Enterprise operating segment product lines correspond to following activities:

•

Legacy networks comprise products and solutions provided to customers to ensure the continuity of their operations and to initiate their migration towards newer solutions;

•

Mature networks comprise products and solutions that have reached a certain level of maturity, such as IPVPN, broadband and very high speed broadband or broadcasting;

•

Growing networks comprise VoIP, image and videoconferencing ranges, and satellite access infrastructures, WiFi and fiber optics;

•

Services include platform services (customer relationship management, messaging, hosting, cloud computing, machine-to-machine), collaborative services and sales of equipment associated with integration services.

(in millions of euros)	2012	2011	2010
France	21,431	22,534	23,308
Personal communication services	10,686	10,921	10,832
Home communication services	12,375	12,860	13,536
Intra-segment eliminations	(1,630)	(1,247)	(1,060)
Spain	4,027	3,993	3,821
Personal communication services	3,262	3,286	3,158
Home communication services	765	707	663
Poland	3,381	3,625	3,934
Personal communication services	1,787	1,871	1,930
Home communication services	1,873	2,013	2,260
Intra-segment eliminations	(279)	(259)	(256)
Rest of the World (1)	8,281	8,795	8,248
Enterprise	7,001	7,101	7,216
Legacy networks	1,872	2,182	2,437
Mature networks	2,895	2,782	2,793
Growing networks	402	366	321
Services	1,832	1,771	1,665
International Carriers & Shared Services	1,623	1,610	1,600
International Carriers	1,382	1,361	1,369
Shared Services	241	249	231
Inter-segment eliminations	(2,229)	(2,381)	(2,624)
TOTAL	43,515	45,277	45,503
(1) Primarily from personal communication services.

3.2     Other operating income

Other operating income includes late-payment interests on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages as well as penalties and reimbursements received.

At December 31, 2012, other operating income included in particular the payment, by Euskaltel of a  204 million euros in damages to France Telecom-Orange (see note 15.5).

3.3     Trade receivables

The France Telecom-Orange Group is committed to trade receivables securitization programs in France. As France Telecom S.A. and Orange France S.A. retain the risks related to the securitized trade receivables, and in particular the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,513 million euros at December 31, 2012) and the external liabilities of the securitization vehicles (852 million euros at December 31, 2012) remain on the statement of financial position.

Consolidated financial statements 2012

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At December 31, 2012, the financing ceiling of the securitization programs remains the same as 2011 and amounts to 855 million euros. Financing is assured for terms of 3 and 5 years.

Telecommunications services provided to governmental authorities as well as those to its various local and regional authorities are rendered on an arm’s length basis.

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Trade receivables depreciated according to their age	1,000	1,000	1,087
Trade receivables depreciated according to other criteria	472	321	392
Net trade receivables past due	1,472	1,321	1,479
Not past due	3,163	3,584	4,117
Net trade receivables	4,635	4,905	5,596

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Past due - under 180 days	734	730	927
Past due - 180 to 360 days	92	123	29
Past due - over 360 days	174	147	131
Total net trade receivables past due and depreciated according to their age	1,000	1,000	1,087

The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2012	2011	2010
Allowances on trade receivables - Opening balance	(775)	(835)	(961)
Net addition with impact on income statement	(285)	(296)	(254)
Losses on trade receivables	365	343	416
Translation adjustment	(52)	10	(36)
Reclassification to assets held for sale	(1)	3	-
Allowances on trade receivables - Closing balance	(748)	(775)	(835)

3.4     Deferred income

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Prepaid cards	370	433	464
Service access fees	757	769	844
Loyalty programs	123	146	199
Other deferred revenue	909	932	1,016
Other deferred operating income	39	42	65
TOTAL	2,198	2,322	2,588

3.5     Other assets

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Advances and downpayments	134	236	297
Submarine cable consortiums	320	648	523
Other	286	276	248
Total	740	1,160	1,068
o/w other non-current assets	70	94	21
o/w other current assets	670	1,066	1,047

Other assets relating to Submarine cable consortiums are receivables from submarine cable consortium members when France Telecom-Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by liabilities in the same amount (see Note 4.7). The change in the value compared with December 31, 2011 is primarily due to the commissioning of the first part of the Africa Coast to Europe submarine cable.

Consolidated financial statements 2012

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NOTE 4     Purchases and other expenses

4.1     External purchases

External purchases comprise:

•

commercial expenses and content costs: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, and content costs;

•

service fees and inter-operator costs: external purchases including network expenses and interconnection fees;

•

other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses;

•

other external purchases: external purchases including overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing fees and other external services, net of capitalized goods and services produced.

(in millions of euros)	2012	2011	2010
Commercial expenses and costs of content rights	(6,726)	(7,490)	(7,199)
o/w advertising, promotional, sponsoring and rebranding costs	(1,047)	(1,054)	(1,036)
o/w costs of content rights (1)	(423)	(449)	(529)
Service fees and inter-operator costs	(5,496)	(5,883)	(6,046)
Other network expenses, IT expenses	(2,922)	(2,752)	(2,730)
Other external purchases (1)	(3,956)	(3,513)	(3,400)
TOTAL	(19,100)	(19,638)	(19,375)
o/w rental expenses	(1,240)	(1,191)	(1,162)

(1) After 174 million euros in reversals from provisions for onerous contracts for content publisher operations (151 million euros allocated to content cost and 23 million euros to other external purchases).

4.2     Other operating expense

Other operating expense includes allowances and losses on trade receivables, universal service charges and the effects of litigations.

At December 31, 2012, other operating expense mainly includes the 110 million euro payment to OTMT related  to the transaction in Egypt (see note 2.2).

4.3     Restructuring

(in millions of euros)	2012	2011	2010
Restructuring costs related to staff	(40)	(118)	(129)
Channel publishers' businesses (1)	-	(19)	(547)
o/w Sport businesses	-	2	(319)
o/w Cinema businesses	-	(21)	(228)
Other restructuring costs	3	1	(4)
TOTAL	(37)	(136)	(680)
(1) Including the International Carriers & Shared Services.

(in millions of euros)	2012	2011	2010
Restructuring provision - opening balance	402	650	149
Additions with impact on income statement '(1)	20	90	657
Reversals releases with impact on income statement	(7)	(5)	(10)
Discounting with impact on income statement	1	0	1
Utilizations without impact on income statement	(220)	(328)	(95)
Changes in consolidation scope, reclassifications and translation adjustments	(42)	(3)	3
Reclassification to assets held for sale	(1)	(2)	(55)
Restructuring provision - closing balance	153	402	650
o/w non-current provisions	98	125	286
o/w current provisions	55	277	364
(1) Including, at December 2010, the International Carriers & Shared Services related to content publishers' operations.

Consolidated financial statements 2012

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4.4     Broadcasting rights and equipment inventories

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Handset inventories	508	545	642
Other products/services sold	25	34	34
Available broadcasting rights	43	46	30
Other supplies	71	75	78
Gross value	647	700	784
Depreciation	(61)	(69)	(76)
Provision	586	631	708

The handset inventories include 182 million euros related to inventories treated as consignment with distributors in 2012 (135 million euros in 2011 and 132 million euros in 2010) which for accounting purposes, are qualified as agents in the sales of handsets bought with the Group.

4.5     Trade payables

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Fixed assets payables	2,373	2,618	2,623
Trade payables	5,661	5,913	6,117
Total trade payables	8,034	8,531	8,740
o/w non-current trade payables	337	380	466
o/w current trade payables	7,697	8,151	8,274

4.6     Prepaid expenses

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Prepaid external purchases	364	338	295
Other prepaid operating expenses	24	30	28
TOTAL	388	368	323

4.7     Other liabilities

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Litigations	487	994	831
Cable network access fees	423	448	514
Submarine cable consortium (1)	320	648	523
Other	610	623	610
Total	1,840	2,713	2,478
o/w other non-current liabilities	560	701	743
o/w other current liabilities	1,280	2,012	1,735
(1) See Note 3.5.

(in millions of euros)	2012	2011	2010
Provisions for litigation - opening balance	994	831	524
Additions with impact on income statement	112	227	384
Reversals with impact on income statement	(23)	(30)	(22)
Discounting with impact on income statement	3	1	-
Utilizations without impact on income statement '(1)	(586)	(46)	(121)
Changes in consolidation scope, reclassifications and translation adjustments	(13)	11	66
Reclassification to assets held for sale	-	-	-
Provisions for litigations - closing balance	487	994	831
o/w non-current provisions	119	49	52
o/w current provisions	368	945	779
(1) Including, at December 2012, the reversal by TP S.A. of the litigation with DPTG (see note 15.3).

The Group's main litigations are described in note 15.

Consolidated financial statements 2012

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NOTE 5     Employee benefits

5.1     Labor expenses

(in millions of euros)	Notes	2012	2011	2010
Wages and employee benefit expenses		(10,173)	(8,556)	(8,875)
o/w
Wages and salaries		(6,404)	(6,328)	(6,143)
Social security charges		(2,368)	(2,169)	(2,120)
French part-time for seniors plans	5.2	(1,245)	29	(492)
Capitalized costs (1)		639	637	565
Other labor expenses (2)		(795)	(725)	(685)
Employee profit sharing		(196)	(215)	(325)
Share-based compensation	5.3	6 (3)	(44)	(14)
TOTAL		(10,363)	(8,815)	(9,214)
(1) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.
(2) Other labor expenses comprise other short-term allowances and benefits and payroll taxes.
(3) Including 5 million euros offset in equity.

5.2     Employee benefits

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Post employment benefits	816	666	632
Other long-term benefits	2,442	1,251	1,328
o/w French part-time for seniors plans	2,036	945	1,050
Provision for employment termination benefits	1	25	135
Other employer-related payables and payroll taxes due	1,639	1,600	1,682
Provision for social risks and litigations	39	39	41
TOTAL	4,937	3,581	3,818
o/w non-current employee benefits	2,989	1,711	1,844
o/w current employee benefits	1,948	1,870	1,974

	Statement of financial position at December 31, 2012	Schedule of undiscounted future cash flows
(in millions of euros)	Total	2013	2014	2015	2016	2017	from 2018 to 2022
French part-time for seniors plan	2,036	243	283	336	400	454	799
Pensions and other post-employment benefits	1,222	69	91	68	62	73	358
TOTAL	3,258	312	373	404	463	527	1,157

Consolidated financial statements 2012

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Types of post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant's pension plans in France: civil servants employed by France Telecom S.A. are covered by the government-sponsored civil and military pension plans, France Telecom S.A.'s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom S.A. has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary.

•

benefits other than pensions: the Group offers retired employees certain benefits such as free telephone lines or coverage of certain medical expenses.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS).

French part-time for seniors plan (2009 agreement)

The "part-time for seniors plan" signed on November 26, 2009 as part of the agreement on employment of seniors, offers, for a period of at least 18 months and no longer than 3 years, benefits to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 years and who have at least 15 years' service within the Group. Eligible employees are those who will retire by 2017.

It gives employees the opportunity to work part-time whilst receiving:

•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of full-time employment (both the company's and the employee's contributions);

•

a minimum salary.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The plan can be preceded by an "Intermediate part-time" arrangement (TPI) that enables eligible employees, prior to joining the part-time for seniors plan, to work 60% while receiving 80% of their full-time compensation for a maximum period of 2 years.

The number of employees, who participate in the plan or will join it, is estimated at 13,000, of which approximately 1,300 employees became eligible for the plan following the decree for long careers enacted in July 2012.

The estimate of the obligation is sensitive to the projected number of retirements, the percentage of employees who join the plan and to the type of package that beneficiaries will ultimately choose.

After analyzing the profile of beneficiaries who joined the part-time for seniors plan since 2010, the sign-up rate was broken down by category of beneficiary (private contract employee or civil servant) and by type of retirement (retirement at minimum legal age or retirement on the date of eligibility for full pension benefits). The average sign-up rate remains stable at 70%.

A 5-point variation in the sign-up rate for the plan would lead to a variation in the amount of the obligation of approximately 40 million euros (4.3% of the provision)).

At December 31, 2012, a provision of 929 million euros has been booked for the plan.

French part-time for seniors plan (2012 agreement)

The "part-time for seniors plan" signed on December 31, 2012 as part of the renegotiated agreement for employment of seniors offers, for a period of at least 18 months and no longer than five years, benefits to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years' service within the Group. Eligible employees are those who will retire in 2018, 2019 or 2020.

The plan gives employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of full-time employment (both the company's and the employee's contributions);

•

a minimum salary.

Consolidated financial statements 2012

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The beneficiaries may decide to invest part of their base salary (5% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

An estimated 10,000 employees will join this new part-time for seniors plan.

At December 31, 2012, the discounted cost of the plan was estimated at 1,393 million euros, and given the number of years of past service and the years of residual service, a provision of 1,107 million euros has been recorded for the plan.

The estimate of the obligation is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plan (estimated at 63%), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed. A 5-point variation in the sign-up rate for the plan would lead to a variation of the obligation of approximately 100 million euros (9% of the provision).

Key assumptions used to calculate the amount of obligations

The actuarial assumptions used for the euro zone, which accounts for 79% of France Telecom-Orange’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Long-term	3.00% to 3.20%	3.20% to 4%	3.75% to 4.50%
Medium-term	0.40% to 3.25% (1)	2.05% to 2.60%	2% to 3.25%
(1) 0.5% and 1.4% rates have been used to value the obligation regarding the French part-time for senior plans.

The discount rates used for euro zone are based on Bloomberg Corporate AA indices.

A 50 basis point decline in the discount rates used for each plan would lead to a 114 million euros increase in obligations (including a 38 million euros increase for the French part-time for senior plans).

Funded pension plans account for 15% of the Group’s benefit obligations. The pension plan assets are primarily located in the United Kingdom (41%) and France (31%) and are broken down as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Plan assets
Equities	30.9%	38.2%	35.7%
Debt securities	48.2%	37.1%	38.5%
Money market assets	5.8%	2.3%	8.1%
Real estate	14.2%	22.4%	16.1%
Other	0.9%	0.0%	1.6%
TOTAL	100.0%	100.0%	100.0%

Consolidated financial statements 2012

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Change in value of pension benefit obligations and plan assets

	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
(in million of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits
Total benefit obligations - opening balance	332	483	73	1,251	2,139	2,351	1,701
Service cost	5	35	1	111	152	95	69
Net interest on the defined benefit liability	21	20	3	2	46	53	53
French part-time for senior plans	-	-	-	1,090 (1)	1,090	(105)	481
Actuarial losses/(gains) arising from changes of assumptions	52	82	8	5	147	18	51
o/w arising from change in discount rate	33	71	9	4	117	-	-
Actuarial losses/(gains) arising from experience	3	2	(1)	1	5	(28)	84
Benefits paid	(21)	(31)	(3)	(21)	(76)	(73)	(83)
Other	109	5	2	3	119	(20)	(5)
Reclassification to assets held for sale	(1)	-	-	-	(1)	(152)	0
Total benefit obligations - closing balance (a)	500	596	83	2,442	3,621	2,139	2,351
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	500	2	-	-	502	332	516
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	594	83	2,442	3,120	1,807	1,835
Weighted average duration of the plans	13	14	14	3	8	8	7

(1) Including 1,263 million euros in additional obligations (1,162 million euros for service cost, 18 million euros for discounting cost, 99 million euros for decree on long carreers and (16) million euros for other actuarial gains and losses) and (173) million euros in obligations reversals for benefits paid during the year.

	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
(in million of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits
Fair value of plan assets - opening balance	231	-	-	-	231	370	340
Net interest on the defined benefit liability	16	-	-	-	16	23	23
(Gain)/Losses arising from experience	24	-	-	-	24	(30)	13
Employer contributions	28	-	-	-	28	15	13
Benefits paid by the fund	(21)	-	-	-	(21)	(46)	(44)
Other	111	-	-	-	111	5	25
Reclassification to assets held for sale	(0)	-	-	-	(0)	(106)	-
Fair value of plan assets - closing balance (b)	389	-	-	-	389	231	370

	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
(in million of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits
Net unfunded status (a) - (b)	111	596	83	2,442	3,232	1,908	1,981
Asset ceiling adjustment	26	-	-	-	26	23	-
Other	-	-	-	-	-	(14)	(21)
Employee benefits in the statement of financial position	137	596	83	2,442	3,258	1,917	1,960
o/w current	22	19	4	268	312	241	180
o/w non-current	115	577	79	2,175	2,946	1,641	1,780

Consolidated financial statements 2012

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Change in value of post-employment benefits and other long-term benefits

	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
(in million of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits
Employee benefits - opening balance	124	471	71	1,251	1,917	1,960	1,333
Net period expense	10	56	4	1,381 (1)	1,451	101	612
Employer contributions	(28)	-	-	-	(28)	(15)	(13)
Benefits directly paid by the employer	(0)	(31)	(3)	(193) (2)	(227)	(123)	(65)
Actuarial (gains)/losses generated duting the year (3)	31	84	7	-	122	46	117
Other	1	16	4	3	24	(7)	(24)
Reclassification to assets held for sale	(1)	-	-	-	(1)	(45)	0
Employee benefits - closing balance	137	596	83	2,442	3,258	1,917	1,960
(1) Including 1,263 million euros for the part-time for seniors plans at December 31, 2012 ((8) million euros at December 31, 2011).
(2) Including (173) million euros for the part-time for seniors plans.
(3) Actuarial gains and losses are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2012 amounted to (419) million euros, including an asset ceiling adjustment of (26) million euros and actuarial losses of (393) million euros.

Net period expense

	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
(in million of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits
Service cost	(5)	(35)	(1)	(111)	(152)	(79)	(69)
Net interest on the net defined benefit liability (1)	(5)	(20)	(3)	(2)	(30)	(30)	(30)
Actuarial gains/(losses)	-	-	-	(5)	(5)	3	(5)
French part-time for seniors plans	-	-	-	(1,263) (2)	(1,263)	9	(506)
Other	-	(1)	-	(1)	(2)	(4)	(2)
TOTAL	(10)	(56)	(4)	(1,381)	(1,451)	(101)	(612)
(1) Items included in finance income.
(2) Including (1,162) million euros for service cost, (18) million euros for discounting and (83) million euros for actuarial losses.

France Telecom-Orange plans to pay 6 million euros during 2013 for its defined benefit plans.

Expense recognized under the terms of defined contribution plans amounted to 1,073 million euros in 2012, 982 million euros in 2011 and 963 million euros in 2010.

5.3     Share-based payment

France Telecom S.A. – “Let’s share” International Free share award Plan

On July 27, 2011, France Telecom S.A. has set up a free share award plan covering 17.5 million shares, with a maximum of 16.7 million that will be attributed in equity instruments. The plan covers approximately 150,000 employees of France Telecom S.A. and most of its fully-consolidated subsidiaries. In countries where local regulations, tax laws or labor laws do not allow the award of free shares, the beneficiaries of the international plan will receive a cash amount equivalent to the France Telecom S.A. share price on July 27, 2015.

The free share award plan will vest on July 27, 2015, and vesting of the shares is contingent upon:

•

performance criteria: achievement of a cumulative aggregate (EBITDA - CAPEX) of 27 billion euros over the period 2011-2013, excluding exceptional items;

•

employment of beneficiaries by the Group at the end of the vesting period.

The accounting measurement date is the date on which the beneficiaries were individually notified.

Consolidated financial statements 2012

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The fair value of the plan has been determined using a binomial model based on the following assumptions:

Measurement date	09/15/2011
Vesting date	12/31/2013
Price of underlying instrument at the measurement date	€12.11
Price of underlying instrument at the closing date	€8.34
Expected dividends	€1.40 per share
Risk-free yield	2.41%
Fair value per share of benefit granted to employees	€7.36

IFRS 2 – Share-based payments, paragraph 19, states that vesting conditions, other than market conditions, must be taken into account in determining and adjusting the number of shares vested at the end of the vesting period. In accordance with this standard and based on the outlook announced to investors on October 25, 2012, 16 million euros of the charge booked in 2011 was reversed.

The Scheme Rules stipulate that the performance condition will be recorded as of the reporting date for the FY 2013 accounts.

France Telecom S.A. stock option plans

Ex-Wanadoo Plans

Following the buyout of Wanadoo's minority interests in September 2004, and the merger of France Telecom S.A. and Wanadoo, France Telecom S.A. committed to guarantee the liquidity of the Wanadoo stock option plans by converted Wanadoo options to France Telecom S.A. options based on the 7/18 exchange ratio used for the buyout of Wanadoo's minority interests. A total of 15,221,913 options were granted (after conversion based on the exchange ratio).

These options, some of which have been exercisable since 2001, are exercisable for a period of 10 years.

2005 Plans

On October 26, 2005, France Telecom S.A. granted 14,516,445 stock options to certain executive officers and employees of the Group. The total options authorizes by the 2005 plan was increased by an additional 536,930 options in 2006 following the integration of the Amena group. The exercise price for the options was set at 23.46 euros. These rights vested on October 26, 2008. The options are exercisable for a period of 10 years from their grant date.

2007 Plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Group. The options may be exercised during a period of 7 years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options were subject to a lock-up period ending on May 21, 2011. In addition, the beneficiaries of the options are required to have been employed by the Group for a period of at least 3 years ending on May 21, 2010.

Orange stock option plans

The Orange stock option plans have been exercisable since 2006 and comprised a total of 145,407,400 Orange stock options.

Following the buyout of Orange’s minority interests, France Telecom S.A. proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued liquidity instruments on options to facilitate the delivery of France Telecom S.A. shares.

TP S.A. stock option plans

2007 Plan

TP S.A. granted 6,047,710 stock options to certain executive officers, exercisable for a period of 7 years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 5.29 euros (based on the closing exchange rate on December 31, 2012).

Consolidated financial statements 2012

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Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom-Orange Group employees at December 31, 2012, 2011 and 2010:

STOCK OPTION PLAN	December 31, 2012		December 31, 2011		December 31, 2010
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
France Telecom S.A. plan (2005/2007)
Options outstanding at the beginning of the year	19,923,667	22.68	20,472,734	22.68	21,352,795	22.66
Exercised	-	-	-	-	-	-
Canceled, lapsed	(30,120)	22.32	(549,067)	22.55	(880,061)	22.32
Options outstanding at the end of the year	19,893,547	22.68	19,923,667	22.68	20,472,734	22.68
France Telecom S.A. shares (ex-Wanadoo)
Options outstanding at the beginning of the year	2,365,123	15.28	3,750,149	15.32	4,590,667	20.64
Exercised	-	-	(1,504)	15.38	(56,729)	14.30
Canceled, lapsed	(1,133,329)	13.85	(1,383,522)	15.39	(783,789)	46.53
Options outstanding at the end of the year	1,231,794	16.60	2,365,123	15.28	3,750,149	15.32
Orange Shares (1)
Options outstanding at the beginning of the year	11,449,013	6.98	36,508,801	8.98	37,567,103	8.97
Exercised	-	-	(56,672)	6.35	(208,367)	6.51
Canceled, lapsed	(5,105,556)	6.44	(25,003,116)	9.90	(849,935)	9.43
Options outstanding at the end of the year	6,343,457	7.41	11,449,013	6.98	36,508,801	8.98
TP S.A. shares
Options outstanding at the beginning of the year	3,588,677	4.89	3,935,225	5.43	4,357,425	5.26
Exercised	-	-	-	-	-	-
Canceled, lapsed	(207,444)	5.15 (2)	(346,548)	5.39	(422,200)	5.40
Options outstanding at the end of the year	3,381,233	5.29 (3)	3,588,677	4.89	3,935,225	5.43
(1) Due to the issuance of the liquidity instruments on options and France Telecom S.A.'s decision to grant new shares, the exercise of these options results in issuing new France Telecom S.A. shares.
(2) Exchange rate used: average rate for the year.
(3) Exchange rate used: closing rate at December 31, 2012.

Options exercisable at year-end

	December 31, 2012
Stock option plan	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
France Telecom S.A. plan (2005/2007)	19,893,547	42	21.61 € - 23.48 €	19,893,547
France Telecom S.A. shares (ex-Wanadoo)	1,231,794	11	16.6 €	1,231,794
Orange shares	6,343,457	5	6.35 € - 7.43 €	6,343,457
TP S.A. shares	3,381,233	57	5.29 €	3,381,233

Consolidated financial statements 2012

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NOTE 6     Impairment losses and goodwill

6.1     Impairment losses

	December 31, 2012	December 31, 2011	December 31, 2010
(in millions of euros)	Goodwill	Goodwill	Goodwill
Poland	(889)	-	-
Egypt	(400)	(449)	(471)
Romania	(359)	(156)	-
Belgium	(76)	-	-
Other	(8)	(6)	(38)
TOTAL	(1,732)	(611)	(509)

	Fixed assets	Fixed assets	Fixed assets
TOTAL	(109)	(380)	(127)

At December 31, 2012

In Poland, the goodwill impairment of 889 million euros reflects the impact on projected cash flows of increased competitive pressure on mobile and fixed line and a reduction in call termination rates.

In Egypt, the goodwill impairment of 400 million euros (fully attributed to the Group following the transaction described in Note 2) reflects the impact of political and economic conditions and of the performance in 2012 (commercial recoveries and growth in customer bases, but pricing pressure and drop in tourism significantly impacting roaming revenues), coupled with an increase in the discount rate (after tax) from 13.0% to 14.0%.

In Romania, the goodwill impairment of 359 million euros primarly reflects the impact on projected cash flows of further reductions in call termination rate imposed by the regulatory authority in 2012 and a limited presence in multi-play.

In Belgium, the goodwill impairment of 76 million euros reflects the impact on projected cash flows of a new competitor, leading to a price decrease, too limited convergent offerings so far, and a reduction in the growth rate to perpetuity from 1.5% to 0.5%.

The other goodwill and asset impairment charges relate mainly to certain subsidiaries that operate in East Africa.

At December 31, 2011

In Egypt, the goodwill impairment of 449 million euros (including 286 million euros attributable to the minority shareholders) reflected the impact of a lesser performance in 2011 and of political and economic conditions on projected business results, as well as the fact that the discount rate (after tax) applied to future cash flows was increased from 11.8% to 13.0%.

In Romania, the goodwill impairment of 156 million euros reflected the impact of the domestic economic situation on projected cash flows.

Other charges for impairment of goodwill and non-current assets related notably to certain subsidiaries that operate in East Africa and to the subsidiary in Armenia and were associated to revised growth prospects for these subsidiaries.

At December 31, 2010

In Egypt, the 471 million euros impairment charge mainly reflected the impact on future cash flows of the anticipated persistence in the reduction in price levels seen in the second half. Of the total impairment charge, 171 million euros was allocated to the shareholders of France Telecom S.A. and 300 million euros was allocated to the shareholders of Mobinil-ECMS.

The other goodwill and asset impairment charges related mainly to certain subsidiaries that operate in East Africa.

Consolidated financial statements 2012

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6.2     Goodwill

	December 31, 2012			December 31, 2011	December 31, 2010
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	15,360	(13)	15,347	15,348	15,305
Spain	4,837	(114)	4,723	4,723	4,723
Poland	3,015	(2,213)	802	1,552	1,846
Rest of the World :
Romania	1,806	(515)	1,291	1,650	1,806
Egypt (1)	1,325	(1,231)	94	507	1,026
Belgium	1,006	(76)	930	1,006	1,007
Slovakia	806	-	806	806	806
Switzerland	-	-	-	-	798
Ivory Coast	417	(42)	375	375	375
Jordan	240	(47)	193	197	192
Other	884	(168)	716	677	655
Enterprise	1,070	(645)	425	429	427
International Carriers & Shared Services	71	-	71	70	67
Goodwill of continuing operations	30,837	(5,064)	25,773	27,340	29,033
Goodwill of assets held for sale (2)	-	-	-	821	-

(1) The share of goodwill for Egypt attributable to ECMS shareholders other than France Telecom-Orange was negligible at December 31, 2012, following the transaction described in Note 2 (256 million euros at December 31, 2011 and 586 million euros at December 31, 2010).

(2) Orange Suisse in 2011.

(in millions of euros)	Note	2012	2011	2010
Gross Value - opening balance		30,646	31,863	30,085
Acquisitions (1)	2	-	72	1,632
Disposals	2	(1)	(106)	-
Translation adjustment		133	(313)	141
Reclassifications and other items		66	(49)	(1)
Reclassification to assets held for sale (2)	2	(7)	(821)	6
Gross Value - closing balance		30,837	30,646	31,863
Accumulated impairment losses - opening balance		(3,306)	(2,830)	(2,288)
Impairment		(1,732)	(611)	(509)
Translation adjustment		(26)	135	(30)
Reclassification to assets held for sale (2)		-	-	(3)
Accumulated impairment losses - closing balance		(5,064)	(3,306)	(2,830)
Net book value of continuing operations		25,773	27,340	29,033
(1) Including 1,582 million euros for Mobinil in 2010.
(2) Orange Suisse in 2011 and Orange United Kingdom in 2010.

Consolidated financial statements 2012

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6.3     Key assumptions used to determine recoverable amounts

•

The same key operating assumptions have been used to determine the value in use of assets for all of the Group's business segments. These assumptions include the following:

•

Key revenue and EBITDA assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition's offerings and their potential impact on market price levels and their transposition to the Group's offerings bases, regulatory authority decisions on access and pricing of services to customers and inter-operator tariffs, the level of marketing expenses required to renew product lines and keep up with existing operators or new market entrants, the ability to adjusting costs to potential changes in revenues;

•

Key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies or by decisions of regulatory authorities relating to licenses and spectrum allocation (and the associated fees), or network deployment obligations or obligations to open up networks to competitors.

•

The key assumptions reflect past experience and expected changes over the timeframe of the business plan. However, unforeseen changes have in the past produced a significant effect on the expectations underlying the key assumptions and may continue to do so in the future. In this respect, estimates of some recoverable amounts were lowered significantly between 2011 and 2012 after forecasts were downgraded. At December 31, 2012, the operating assumptions of the Conquêtes 2015 plan presented to investors in May 2011 were revised, in accordance with the following projections released on October 25, 2012.

•

As in 2012, the Group will face a more difficult environment in 2013 than initially expected:

-

the macro-economic outlook, particularly in Europe, will remain marked by very low growth;

-

in France, despite the resilience of its mobile activities, the Group will continue to suffer the effects of unprecedented competitive pressure, which weighs on the overall value of the market;

-

at the same time, the regulatory burden will remain similar to that of 2012 at a Group level, with further significant reductions in call termination rates in Poland, Spain and other European countries.

•

Given this unfavourable context, the Group will continue its adaptation strategy, activating four levers which will enable it to confront these challenges. First and foremost, it will improve its operational efficiency. Furthermore, it will preserve its turnover, while maintaining investments at a significant level in order to build future growth, and continue to develop new areas of growth. Nevertheless, in 2013 the Group envisages additional pressure on its operational cash flow.

•

In 2014, the Group expects to see a reversal of this trend, supported by, alongside persistently high capital expenditures levels, significant operational improvements, including:

-

more favourable revenues, after the significant impact of lower prices for mobile services in 2012 and 2013, particularly in France;

-

stabilisation of EBITDA in France, supported by a strong ambition to reduce direct and indirect costs;

-

Group-level savings from the Chrysalid programme;

-

stabilisation of personnel costs which will benefit from the impact of natural attrition;

-

an increased contribution from the Group’s growth areas such as emerging markets and new services;

-

the impact of regulatory measures should decrease significantly in 2014.

•

The discount rates and the growth rates to perpetuity have been revised as follows:

•

discount rates used to determine values in use were lowered slightly in 2012, except for Spain and Egypt; in certain cases, these incorporate a specific risk premium to account for contingencies in the execution of certain business plans or for country risk;

•

growth rates to perpetuity used were maintained, on the whole; as in the Group’s assessment carried out at the end of 2012, the economic environment is not expected to lead to any change in the long-term outlook of its industry. Even so, the discount rates applied to Belgium and Slovakia were lowered.

•

At December 31, 2012, the specific random factors that may affect the estimate of recoverable amounts were as follows:

•

in Europe:

-

the various potential outcomes of the financial and economic crisis, particularly their impact on consumer behavior, governmental and European policies for cutting budget deficits, the policies adopted by the European Central Bank, the behavior of the fixed-income markets;

-

the operators' reactions to this environment, through changes in offerings and pricing (e.g. in Spain), or in response to new entrants (e.g. in France, Belgium and Poland);

-

the tradeoffs to be made by regulators between reducing prices to consumers and stimulating business investment;

-

the Group's ability to adjust costs and capital expenditure to potential changes in revenues.

•

in the Arab countries (Jordan, Egypt) and in Africa (Mali, Democratic Republic of the Congo, Central African Republic), changes in the political situation and the ensuing economic impacts.

Consolidated financial statements 2012

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	France	Spain	Poland	Belgium	Egypt	Romania	Enterprise
At December 31, 2012
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	4-year internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0.5%	3.5%	2.0%	0,0%
Post-tax discount rate	7.5%	9.3%	9.8%	8.5%	14.0%	10.8%	8.5%
Pre-tax discount rate	11.7%	12.4%	11.3%	12.3%	16.7%	12.4%	13.4%
At December 31, 2011
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	4-year internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	1.5%	3.5%	2.0%	0,0%
Post-tax discount rate	7.8%	9.0%	10.4%	8.5%	13.0%	11.3%	8.5%
Pre-tax discount rate	12.3%	11.6%	12.3%	11.8%	15.1%	13.0%	13.2%
At December 31, 2010
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use	Fair value
Source used	5-year internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	1.5%	3.0%	2.0%	0,0%
Post-tax discount rate	7.5%	9.0%	10.4%	8.5%	11.8%	11.3%	8.6%
Pre-tax discount rate	11.5%	11.4%	11.8%	11.9%	14.0%	12.9%	n/a

The Group’s listed subsidiaries are TP S.A. (Warsaw stock exchange), Mobistar (Brussels stock exchange), Jordan Telecom (Amman stock exchange), ECMS (Cairo stock exchange) and Sonatel (Abidjan stock exchange). The contribution of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated entities’ revenues, operating income before impairment, net finance costs and income tax.

6.4     Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of these cash flow is presented in case sensitivity.

(in billions of euros)	France	Spain	Poland	Belgium	Egypt	Romania	Enterprise
At December 31, 2012
100% margin of the recoverable amount over the carrying value tested	8.6	0.3	0.0	0.0	0.0	0.0	5.0

100% effect on the recoverable amount of a variation of:
10% in cash flow for terminal year	2.9	0.6	0.4	0.2	0.2	0.2	0.5
1% in growth rate to perpetuity	4.8	0.9	0.5	0.3	0.2	0.2	0.7
1% in post-tax discount rate	5.4	1.0	0.7	0.3	0.2	0.2	0.8

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

The other entities each account for less than 3% of recoverable amounts for the consolidated entities. In East Africa, for which fixed asset impairment charges were booked in 2012, the impact of a change in outlook would be limited, given the residual value of their assets.

Consolidated financial statements 2012

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NOTE 7     Other intangible assets and property, plant and equipment

7.1     Depreciation and amortization

In 2012, amortization of intangible assets amounted to 1,969 million euros (see Note 7.2) and depreciation of property, plant and equipment amounted to 4,360 million euros (see Note 7.3).

7.2     Other intangible assets

(in million euros)	2012	2011	2010
Net book value of other intangible assets in the opening balance	11,343	11,302	9,953
Acquisitions of other intangible assets	2,472	2,432	1,935
o/w licenses (1)	945	941	512
Impact of changes in the scope of consolidation	(1)	131	1,730 (2)
Disposals	(11)	(5)	(12)
Depreciation and amortization	(1,969)	(2,175)	(2,055)
Impairment	(57)	(225)	(97)
Translation adjustment	(36)	(117)	(60)
Reclassifications and other items	82	140	(78)
Reclassifications to assets held for sale	(5)	(140)	(14)
Net book value of other intangible assets in the closing balance	11,818	11,343	11,302

(1)  Mainly relates to the acquisition, in 2012, of LTE license in France for 901 million euros and to the acquisitions in 2011 of licenses for 579 million euros in Spain and 291 million euros in France.

(2) Including 1,663 million euros for the addition of Egypt to the scope of consolidation.

	December 31, 2012				December 31, 2011	December 31, 2010
(in million of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunication licenses	6,805	(2,284)	(91)	4,430	3,825	3,196
Brands (1)	4,203	-	(987)	3,216	3,265	3,474
Subscriber bases	4,509	(4,306)	(37)	166	397	795
Software	10,404	(6,746)	(34)	3,624	3,521	3,551
Other intangible assets	1,006	(431)	(193)	382	335	286
TOTAL	26,927	(13,767)	(1,342)	11,818	11,343	11,302
(1) Including the Orange brand for 3,133 million euros.

Consolidated financial statements 2012

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Information on telecommunication licenses at 31 December 2012

France Telecom-Orange’s commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
UMTS (2 licenses)	914	566	8.7 to 17.4
LTE (2 licenses)	1,192	1,190	18.8
GSM	281	154	8.5
France	2,387	1,910
UMTS	639	296	7.2
LTE	447	444	17.0
GSM (2 licenses)	313	254	10.7 to 18.0
Spain	1,399	994
UMTS	401	235	10.1
GSM (2 licenses)	149	-	-
Poland	550	235
GSM (2 licenses)	903	576	9.5
UMTS	327	238	9.5
Egypt	1,230	813
Other	1,239	479
TOTAL	6,805	4,431
(1) In number of years, at December 31, 2012.

Capitalized expenditure during the year

(in millions of euros)	2012	2011	2010
External purchases	477	438	448
Labor expenses	312	310	279
Other	-	1	4
TOTAL	789	749	731

7.3     Property, plant and equipment

(in millions of euros)	2012	2011	2010
Net book value of property, plant and equipment in the opening balance	23,634	24,756	23,547
Acquisitions of property, plant and equipment	4,338	4,459	4,324
o/w finance leases	47	180	157
Impact of changes in the scope of consolidation	0	49	1,112 (1)
Disposals and retirements	(59)	(52)	(40)
Depreciation and amortization	(4,360)	(4,560)	(4,406)
Impairment	(52)	(155)	(30)
Translation adjustment	193	(424)	197
Reclassifications and other items	(17)	148	101
Reclassifications to assets held for sale	(15)	(587)	(49)
Net book value of property, plant and equipment in the closing balance	23,662	23,634	24,756
(1) Including 996 million euros for the addition of Egypt to the scope of consolidation.

	December 31, 2012				December 31, 2011	December 31, 2010
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,443	(3,981)	(349)	3,113	3,145	3,103
Networks and terminals	74,140	(54,652)	(339)	19,149	18,947	20,154
IT equipment	4,110	(3,215)	(18)	877	768	810
Other property, plant and equipment	1,603	(1,073)	(7)	523	774	689
TOTAL	87,296	(62,921)	(713)	23,662	23,634	24,756

Consolidated financial statements 2012

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Property, plant and equipment held under finance leases

	December 31, 2012	December 31, 2011	December 31, 2010
(in million of euros)	Net book value	Net book value	Net book value
Land and buildings	643	657	533
Networks and terminals	22	19	169
IT Equipment and others	26	12	13
TOTAL	691	688	715

Capitalized expenditure during the year

(in million of euros)	2012	2011	2010
External purchases	672	758	683
Labor expenses	341	340	297
Other	2	2	19
TOTAL	1,015	1,100	999

7.4     Provisions for dismantling

(in millions of euros)	2012	2011	2010
Restoring mobile telephony antennae sites	362	366	224
Dismantling telephone poles	146	133	129
Treatment of electrical and electronic equipment waste	126	81	55
Dismantling public telephone	55	50	46
Other	20	19	53
TOTAL	709	649	507

(in millions of euros)	2012	2011	2010
Dismantling provision - opening balance	649	507	485
Reversals releases with impact on income statement	(1)	(7)	(0)
Discounting with impact on income statement	17	19	18
Utilizations without impact on income statement	(19)	(19)	(19)
Additions with impact on assets	57	222	-
Changes in consolidation scope, reclassifications and translation adjustments	7	(6)	23
Reclassification to assets held for sale	(1)	(67)	-
Dismantling provisions - closing balance	709	649	507
o/w non-current provisions	686	630	490
o/w current provisions	23	19	17

Consolidated financial statements 2012

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NOTE 8     Operating taxes and levies

8.1     Operating taxes and levies in profit or loss

(in millions of euros)	2012	2011	2010
Territorial Economic Contribution and IFER(1) (2)	(927)	(810)	(823)
Spectrum fees	(300)	(295)	(289)
Levies on telecommunication services	(198)	(224)	(213)
Other operating taxes and levies	(432)	(443)	(386)
TOTAL	(1,857)	(1,772)	(1,711)
(1) Superceeds the French business tax (Contribution économique territoriale)
(2) Flat-rate tax on network enterprises (Impôt Forfaitaire sur les Entreprises de Réseaux - IFER).

The levies on telecommunication services instituted in France and in Spain are being contested before the General Court of the European Union on the grounds that they are incompatible with the European directives. The Court is expected to hand down a ruling in the spring of 2013. The amounts recognized in expenses over the period 2009 to 2012 in France (543 million euros) and over the period 2010 to 2012 in Spain (81 million euros) could be reimbursed if the Court finds against the Republic of France and the Kingdom of Spain. The possibility of this refund was not recognized in the financial statement as of December 31, 2012.

8.2     Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Value added tax	1,122	1,148	1,213
Other operating taxes and levies	71	70	85
Operating taxes and levies - Receivables	1,193	1,218	1,298
Territorial Economic Contribution and IFER	(115)	(24)	(37)
Spectrum fees	(50)	(47)	(42)
Levies on telecommunication services	(95)	(91)	(81)
Value added tax	(732)	(797)	(769)
Other operating taxes and levies	(483)	(475)	(448)
Operating taxes and levies - Payables	(1,475)	(1,434)	(1,377)
Operating taxes and levies - Net	(282)	(216)	(79)

(in millions of euros)	2012	2011	2010
Net operating taxes and levies - opening balance	(216)	(79)	(956) (1)
Operating taxes and levies recognized in profit or loss	(1,857)	(1,772)	(1,711)
Operating taxes and levies paid	1,833	1,658	2,610 (1)
Changes in consolidation scope, reclassification and translation adjustments	(42)	(23)	(22)
Net operating taxes and levies - closing balance	(282)	(216)	(79)
(1) O/w 964 million euros following the General Court of the European Union decision as of November 30, 2009 related to the French business tax.

Consolidated financial statements 2012

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NOTE 9     Interests in associates

9.1     Interests in associates

(in millions of euros)			% interest
Company	Main activity	Main co-shareholders	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2010
Everything Everywhere (1)	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	6,328	6,734	7,116
Others				106	129	101
Entities jointly controlled				6,434	6,863	7,217
Médi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	506 (2)	671	666
Korek Telecom	Telecommunications operator in Iraq	Agility (24%) CS SPV (56%)	20%	165 (3)	169	-
Others				326	241	293
Entities under significant influence				997	1,081	959
TOTAL				7,431	7,944	8,176
(1) Everything Everywhere contributes to "International Carriers & Shared Services" segment. Detailed financial information is provided in segment information.
(2) Including a goodwill of 343 million euros.
(3) Including a goodwill of 188 million euros.

(in millions of euros)	2012	2011	2010
Interests in associates - opening balance	7,944	8,176	937
Dividends (1)	(504)	(521)	(472)
Share of profits (losses)	(106) (2)	(50)	(14)
Impairment	(156) (3)	(47)	-
Translation adjustment	147	199	316
Change in components of other comprehensive income	(19)	(11)	30
Acquisitions of shares (4)	129	258	7,956
Disposals of investments	-	(60)	(577) (5)
Reclassification and other items	(4)	-	-
Interests in associates - closing balance	7,431	7,944	8,176
(1) Mainly relates to dividends paid by Everything Everywhere for (450) million euros in 2012, (494) million euros in 2011 and (369) million euros in 2010.
(2) Including Everything Everywhere for (118) million euros.
(3) Including Médi Telecom for (141) million euros.

(4) Including the investment in 44,4% of National Cloud (Cloudwatt) for 100 million euros in 2012, the acquisition of 20% of Korek Telecom for 177 million euros in 2011, and, the fair value of the interest in Everything Everywhere for 7,259 million euros in 2010.

(5) Including (574) million euros representing the net book value of the Egyptian entities, which have been fully consolidated as from July 13, 2010.

Consolidated financial statements 2012

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Key assumptions and sensitivity of recoverable amounts of interests in associates

Key assumptions and sources of sensitivity of recoverable amounts of interests in associates are similar to those described in Note 6.3 for the consolidated business activities.

At December 31, 2012	Everything Everywhere
Basis of recoverable amount	Value in use
Source used	4-year internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	1.0%
Post-tax discount rate	8.0%
Pre-tax discount rate	9.7%

(in billions of euros)	Everything Everywhere
Margin of the recoverable amount over the carrying value tested (share of the Group)	1.2
Effect on the recoverable amount of a variation of (share of the Group):
10% in cash flow for terminal year	0.7
1% in growth rate to perpetuity	1.1
1% in post-tax discount rate	1.4

9.2     Transactions with associates

Everything Everywhere

Transactions with Everything Everywhere are shown below:

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Assets
Trade receivables	74	60	84
Loans	-	224	726
Other current assets	1	4	4
Liabilities
Trade payables	(18)	(19)	(15)
Advances from partners	(417)	(140)	(285)
Income statement
Revenues	44	51	46
Other operating income	146 (1)	141	118
Operating expenses	(30)	(37)	(35)
Finance cost, net	1	5	18
(1) Including 50 million euros invoiced for services and 81 million euros for brand fees.

Other associates

At December 31, 2012, the Group had granted loans to Korek Telecom with a value of 190 million dollars (144 million euros).

Consolidated financial statements 2012

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NOTE 10   Financial assets, liabilities and financial results

10.1   Gains and losses related to financial assets and liabilities

	Finance costs, net						Operating income		Other comprehensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
2012
Assets available for sale	-	0	0	-	3		-	-	7
Loans and receivables	-	26	26	42	49		2	(203) (3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	75	75	(1)	-		-	-	-
Liabilities at amortized cost(1)	(1,975)	-	(1,975)	169	-		(11)	(2)	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	216 (2)	-	216	(16)	-		-	-	-
Derivatives	(10)	-	(10)	(222)	-		(14)	-	(295)
Discounting expense	-	-	-	-	(84)		-	-	-
TOTAL	(1,769)	101	(1,668)	(28)	(32)	(1,728)	(23)	(205)	(288)
2011
Assets available for sale	-	0	0	-	(0)		-	-	(10)
Loans and receivables	-	50	50	121	37		6	(212) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	75	75	(3)	-		-	-	-
Liabilities at amortized cost (1)	(1,891)	-	(1,891)	(563)	-		(29)	1	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	(70)	-	(70)	(4)	-		-	-	-
Derivatives	(105)	-	(105)	428	-		81	-	(17)
Discounting expense	-	-	-	-	(108)		-	-	-
TOTAL	(2,066)	125	(1,941)	(21)	(71)	(2,033)	58	(211)	(27)
2010
Assets available for sale	-	12	12	2	1		-	-	(16)
Loans and receivables	-	51	51	151	30		12	(200) (5)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	82	82	5	-		-	-	-
Liabilities at amortized cost (1)	(2,232)	-	(2,232)	(847)	-		(24)	(3)	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	3	-	3	71	-		-	-	-
Derivatives	112	(25)	87	674	-		(21)	-	26
Discounting expense	-	-	-	-	(90)		-	-	-
TOTAL	(2,117)	120	(1,997)	56	(59)	(2,000)	(33)	(203)	10
(1) Including the change in fair value of hedged liabilities.

(2) Including financial gain of 272 million euros due to the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float which resulted in a reduction in financial debts as of the date on which the 2012 agreements became effective (see Note 2).

(3) Mainly receivables written off for (365) million euros, 79 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 85 million euros.

(4) Mainly receivables written off for (343) million euros, 47 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 86 million euros.

(5) Mainly receivables written off for (416) million euros, 158 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 62 million euros.

Consolidated financial statements 2012

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10.2   Net financial debt

Net financial debt as defined and used by France Telecom corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value, and (v) the loan granted by the Group to Everything Everywhere.

Financial instruments qualifying as cash flow hedge and net investment hedge are included in net financial debt but set up to hedge items that are not (future cash flows, net investment in foreign currencies). Therefore, the effective portion of cash flow hedges and the effective portion of net investment hedges (c) are added to net financial debt to offset this temporary difference

Items in the statement of financial position included in the calculation of net financial debt

	December 31, 2012		December 31, 2011		December 31, 2010
(in millions of euros)	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt
Non-current financial liabilities at amortized cost, excluding trade payables	31,883	31,657	33,933	33,696	31,617	31,397
Current financial liabilities at amortized cost, excluding trade payables	7,331	7,331	5,440 (1)	5,104	4,525	4,525
Total financial liabilities at amortized cost, except trade payables	39,214	38,988	39,373	38,800	36,142	35,922
Non-current financial liabilities at fair value through profit or loss	482	482	259	259	2,175	2,175
Current financial liabilities at fair value through profit or loss	111	111	2,019	2,019	366	366
Total financial liabilities at fair value through profit or loss	593	593	2,278	2,278	2,541	2,541
Non-current hedging derivatives liabilities	542	542	277	277	250	250
Current hedging derivatives liabilities	5	5	3	3	18	18
Liabilities included in the calculation of net financial debt (a)		40,128		41,358		38,731
Assets available for sale	139	-	89	0	119	0
Non-current loans and receivables	1,003	372	994	319	891	367
Current loans and receivables	81	2	1,165 (1)	355	775	734
Cash	1,205	1,205	1,311 (1)	1,328	1,227	1,227
Total loans and receivables, except trade receivables	2,289	1,579	3,470	2,002	2,893	2,328
Non-current financial assets at fair value through profit or loss	159	85	114	114	96	96
Current financial assets at fair value through profit or loss, excluding cash equivalents	141	141	948	948	758	758
Cash equivalents	7,116	7,116	6,733	6,733	3,201	3,201
Total financial assets at fait value through profit or loss	7,416	7,342	7,795	7,795	4,055	4,055
Non-current hedging derivatives assets	204	204	428	428	328	328
Current hedging derivatives assets	3	3	66	66	72	72
Assets included in the calculation of net financial debt (b)		9,128		10,291		6,783
Retained earnings	(3,080)	(455)	187	(177)	1,729	(108)
Of which effective portion of cash flow hedges	(433)	(433)	(56)	(56)	(1)	(1)
Of which effective portion of net investment hedges	(22)	(22)	(121)	(121)	(107)	(107)
Component of equity included in the calculation of net financial debt (c)		(455)		(177)		(108)
External net financial debt (a) - (b) + (c)		30,545		30,890		31,840

(1) The disposal of Orange Suisse did not have any impact on external net financial debt at December 31, 2011. The 336 million euros liability representing France Telecom S.A.'s current account with Orange Suisse and the loan of 917 million Swiss francs (754 million euros) granted to Orange Suisse were not included in net financial debt. Orange Suisse's cash (equivalent to 17 million euros) were included in net financial debt at December 31, 2011.

Consolidated financial statements 2012

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Analysis of net financial debt

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
TDIRA	10.3	1,328	1,578	1,594
Bonds, excluding TDIRA	10.4	32,531	32,720	29,641
Bank and multilateral lending institutions loans	10.5	2,476	2,271	2,042
Finance lease liabilities		675	692	561
Securitization debt		852	593	582
Cash collateral received		66	314	236
Commercial papers		366	51	601
Bank overdrafts		101	188	165
Commitment to purchase Mobinil-ECMS shares	2	220	1,937	1,880
Other commitments to purchase non-controlling interests		35	15	8
Other financial liabilities		620	414	525
Derivatives (liabilities)	10.10	858	585	896
Liabilities included in the calculation of net financial debt (a)		40,128	41,358	38,731
Derivatives (assets)	10.10	300	832	598
Gross financial debt after derivatives		39,828	40,526	38,133
Cash collateral paid	10.8	372	317	265
Other deposits related to financing	10.8	2	133	110
Loan granted to Everything Everywhere	10.8	-	224	726
Other financial assets at fair value, excluding derivatives	10.9	133	724	656
Cash equivalents	10.9	7,116	6,733	3,201
Cash		1,205	1,328	1,227
Assets included in the calculation of net financial debt (b)		9,128	10,291	6,783
Effective portion of cash flow hedges		(433)	(56)	(1)
Effective portion of net investment hedges		(22)	(121)	(107)
Components of equity included in the calculation of net financial debt (c)		(455)	(177)	(108)
External net financial debt (a)-(b)+(c)		30,545	30,890	31,840

Debt maturity schedules are presented in Note 11.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after hedging derivatives set up to hedge items that are included in net financial debt.

(Equivalent value in millions of euros at year-end closing rate)	EUR	GBP	PLN	EGP	CHF	USD	Others	Total
Net debt by currency before derivatives (1)	15,597	4,788	473	951	946	6,756	1,034	30,545
Effect of derivatives	11,000	(2,829)	776	-	(991)	(6,663)	(1,293)	-
Net financial debt by currency after derivatives	26,597	1,959	1,249	951	(45)	93	(259)	30,545
(1) Including the market value of derivatives in local currency.

Consolidated financial statements 2012

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Analysis of net financial debt by entity

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
France Telecom S.A.	26,393	26,355	27,693
TP Group	1,240	387	961
ECMS	864	943	850
Securitization (France Telecom S.A. and Orange France S.A.)	843	581	572
FT España	585	601	622
Commitment to purchase Mobinil-ECMS shares	220	1,937	1,880
Loan granted to Everything Everywhere	-	(224)	(726)
Other	400	310	(12)
Net financial debt	30,545	30,890	31,840

10.3   TDIRA

On March 3, 2003, under the terms of the settlement agreement signed in 2002 that ended the project to develop the mobile business in Germany, France Telecom S.A. issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the "Bank Tranche") and for MobilCom's suppliers (the "Supplier Tranche "). The TDIRA are listed on Euronext Paris and were approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed "Autorité des Marchés Financiers") on February 24, 2003.

The TDIRA are redeemable for new France Telecom S.A. ordinary shares, at any time at the holders' request or, under certain conditions as described in the appropriate information memorandum, at France Telecom S.A.'s initiative based on a ratio of 570.4409 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 24.718 euros) and 459.6896 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 30.673 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders' rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%. This rate could be increased to 3-month Euribor +3.0% if France Telecom-Orange's rating were to be downgraded to BBB (by Standard & Poor's) and to Baa2 (by Moody's). The interest rate would be restored to 3-month Euribor +2.5% when France Telecom-Orange's rating moves back up above those thresholds.

France Telecom S.A. may defer payment of a coupon under the terms and conditions set out in the information memorandum.

Taking into account redemptions made since their issue, 104,297 TDIRA remained outstanding at December 31, 2012, including 90,113 for the Bank Tranche and 14,184 for the Supplier Tranche, for a nominal amount of 1,471 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2012:

•

a liability component of 1,328 million euros recognized at amortized cost;

•

an equity component, before deferred taxes, of 353 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Number	104,297	125,616	129,635
Equity component before deferred taxes	353	425	439
Original debt component (a)	1,118	1,346	1,389
TDIRA nominal amount	1,471	1,771	1,828
Amortized cost adjustment excluding accrued interests (b)	200	215	190
Accrued interests (c)	10	17	15
Total debt amount in statement of financial position (a) + (b) + (c)	1,328	1,578	1,594
Effective interest rate on the liability component	5.35%	5.86%	7.07%
Paid interest	62	68	140

10.4   Bonds, excluding TDIRA

Bonds or new tranches issued during 2012 are shown in italics.

Consolidated financial statements 2012

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France Telecom S.A.

				Outstanding amount (in millions of euros)
Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2012	December 31, 2011	December 31, 2010
Bonds matured before December 31, 2012					2,326	3,814
EUR	3,500	January 28, 2013	7.250	3,076	3,076	3,076
CHF	500	September 6, 2013	3.375	414	411	400
EUR	1,000	January 22, 2014	5.000	1,000	1,000	1,000
EUR	200	April 16, 2014	5.200	200	200	200
EUR	750	May 22, 2014	5.250	750	750	750
USD	1,250	July 8, 2014	4.375	947	966	935
CHF	400	December 4, 2014	3.500	331	329	320
EUR	100	January 19, 2015	Euribor 3M + 0.62	100	100	100
EUR	100	January 29, 2015	Euribor 3M + 0.63	100	100	100
HKD	500	February 4, 2015	2.950	49	50	48
EUR	70	February 9, 2015	Euribor 3M + 0.62	70	70	70
JPY	46,100	June 29, 2015	1.230	406	460	424
JPY	6,200	June 29, 2015	JPY Libor 3M + 0.67	55	62	57
USD	750	September 16, 2015	2.125	568	580	561
EUR	1,150	October 14, 2015	3.625	1,150	1,150	1,150
GBP	750	May 12, 2016	5.000	919	898	871
CAD	200	June 23, 2016	5.500	152	151	150
USD	1,000	September 14, 2016	2.750	758	773	-
CHF	250	October 13, 2016	1.625	207	206	-
JPY	44,300	November 25, 2016	1.130	390	442	-
HKD	340	December 22, 2016	2.750	33	34	-
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	613	599	581
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3.00 (3)	465	465	465
EUR	750	January 23, 2019	4.125	750	750	-
JPY	7,500	January 24, 2019	1.416	66	-	-
USD	1,250	July 8, 2019	5.375	947	966	935
EUR	25	February 10, 2020	4.200	25	25	25
EUR (1)	25	February 10, 2020	CMS 10 years + 0.80	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	551	539	523
EUR	1,250	January 14, 2021	3.875	1,250	1,250	750
USD	1,000	September 14, 2021	4.125	758	773	-
EUR	255	October 13, 2021	CMS 10 years + 0.69	255	255	-
EUR	272	December 21, 2021	TEC 10 years + 0.50	272	272	-
EUR	1,000	June 15, 2022	3.000	1,000	-	-
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	-	-
HKD	700	October 6, 2023	3.230	68	70	-
HKD	410	December 22, 2023	3.550	40	41	-
GBP	350	December 5, 2025	5.250	429	419	407
EUR	75	November 30, 2026	4.125	75	75	-
GBP	500	November 20, 2028	8.125	613	599	581
USD (2)	2,500	March 1, 2031	8.500	1,866	1,902	1,842
EUR	50	December 5, 2031	4.300 (zero coupon)	52	50	-
EUR	50	December 8, 2031	4.350 (zero coupon)	52	50	-
EUR	50	January 5, 2032	4.450	50	-	-
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
GBP	500	January 23, 2034	5.625	613	599	581
USD	900	January 13, 2042	5.375	682	-	-
GBP	500	November 22, 2050	5.375	613	599	291
Outstanding amount of bonds				30,855	31,007	27,582
Accrued interest				898	939	862
Other adjustments				(127)	(147)	(39)
TOTAL				31,626	31,799	28,405
(1) This bond is measured at fair value through profit or loss. In 2012, a loss of 5 million euros was recognized on the remeasurement of this bond.
(2) Bond with a step-up clause (clause that triggers a change in interest payments if France Telecom-Orange's credit rating from the rating agencies changes).
(3) EUR HICP : Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

Consolidated financial statements 2012

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At December 31, 2012, France Telecom S.A. bonds were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

TP Group
				Outstanding amount (in millions of euros)
Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2012	December 31, 2011	December 31, 2010
Bonds matured before December 31, 2012					-	300
EUR	700	May 22, 2014	6.000	700	700	700
Outstanding amount of bonds				700	700	1,000
Accrued interest				26	26	32
Other adjustments				2	3	9
TOTAL				728	729	1,041

ECMS
				Outstanding amount (in millions of euros)
Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2012	December 31, 2011	December 31, 2010
Bonds matured before December 31, 2012					-	-
EGP	1,500	January 24, 2015	12.250	179	192	193
Outstanding amount of bonds				179	192	193
Accrued interest				-	-	-
Other adjustments				(2)	(3)	(4)
TOTAL				177	189	189

10.5   Bank loans and loans from multilateral lending institutions

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
ECMS (1)	784	860	702
TP Group (1)	289	-	-
Other	414	444	377
Bank loans	1,487	1,304	1,079
FT España	501	502	502
TP Group	245	368	461
France Télécom S.A.	100	-	-
Other	143	97	-
Loans from multilateral lending institutions (2)	989	967	963
TOTAL	2,476	2,271	2,042
(1) Credit line drawdowns.
(2) Primarily the European Investment Bank.

10.6   Financial liabilities at fair value through profit or loss

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Bonds at fair value through profit or loss	27	22	25
Derivatives held for trading (liabilities)	311	304	628
Commitment to purchase Mobinil-ECMS shares	220	1,937	1,880
Other commitments to purchase minority interests	35	15	8
TOTAL	593	2,278	2,541

Consolidated financial statements 2012

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10.7   Assets available for sale

(in millions of euros)	2012	2011	2010
Assets available for sale - opening balance	89	119	220
Change in fair value	7	(10)	(16)
Other movements	43	(20)	(85)
Assets available for sale - closing balance	139	89	119

(in millions of euros)	2012	2011	2010
Profit (loss) recognized in other comprehensive income during the period	8	(4)	14
Reclassification in net income during the period	(1)	(6)	(30)
TOTAL	7	(10)	(16)

10.8   Loans and other receivables

	December 31, 2012			December 31, 2011	December 31, 2010
(in millions of euros)	Cost	Depreciation	Net	Net	Net
Cash collateral paid (1)	372	-	372	317	265
Other deposits paid in connection with financing (1)	2	-	2	133	110
Loan granted to Everything Everywhere (1)	-	-	-	224	726
Receivables related to investments	217	(20)	197	979 (2)	115
Other (3)	518	(5)	513	506	450
TOTAL	1,109	(25)	1,084	2,159	1,666
(1) Items included in net financial debt (see Note 10.2).
(2) Including the loan granted to Orange Suisse in a nominal amount of 917 million Swiss francs.
(3) Mainly comprises security deposits and various loans.

10.9   Financial assets at fair value through profit or loss

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Derivatives held for trading (assets)	93	338	198
Investments at fair value	133	724	656
Equity securities measured at fair value	74	-	-
Other financial assets at fair value through profit or loss	300	1,062	854
Cash equivalents	7,116	6,733	3,201
TOTAL	7,416	7,795	4,055

Consolidated financial statements 2012

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10.10  Derivatives instruments

Items in the statement of financial position included in the derivatives portfolio

	December 31, 2012		December 31, 2011		December 31, 2010
(in millions of euros)	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives
Non-current financial liabilities at fair value through profit or loss	(482)	(236)	(259)	(238)	(2,176)	(272)
Non-current hedging derivatives liabilities	(542)	(542)	(277)	(277)	(250)	(250)
Current financial liabilities at fair value through profit or loss	(111)	(75)	(2,019)	(67)	(366)	(356)
Current hedging derivatives liabilities	(5)	(5)	(3)	(3)	(18)	(18)
Liabilities included in the derivatives portfolio		(858)		(585)		(896)
Non-current assets at fair value through profit or loss	159	85	114	114	96	96
Non-current hedging derivatives assets	204	204	428	428	328	328
Current financial asset at fair value through profit or loss, excluding cash equivalents	141	8	948	224	758	102
Current hedging derivatives assets	3	3	66	66	72	72
Assets included in the derivatives portfolio		300		832		598
Net derivatives		(558)		247		(298)

Analysis of market value of derivatives

	December 31, 2012	December 31, 2011	December 31, 2010
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	(367)	318	151
Fair value hedge derivatives	27	36	103
Net investment hedge derivatives	-	(140)	(122)
Hedging derivatives	(340)	214	132
Derivatives held for trading	(218)	33	(430)
Net derivatives	(558)	247	(298)
O/w foreign exchange impact	62	538	(161)
O/w interest rate impact	(622)	(291)	(137)

Consolidated financial statements 2012

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10.11  Cash flow hedges

To hedge the exposure of some of their financial cash flows to interest rate and foreign currency risk, entities of the France Telecom-Orange Group have set up risk hedging policies. The main hedges are shown in table below:

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging relationship	Hedging instrument	Hedged risk
TP Group	PLN	1,250	PLN	May 20, 2014	Interest rate swaps	Interest rate
TP Group	PLN	283	EUR	May 22, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	400	CHF	December 4, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	100	EUR	January 19, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	100	EUR	January 29, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	52,300	JPY	June 26, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	750	USD	September 16, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	300	EUR	June 20, 2016	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	200	CAD	June 23, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,000	USD	September 14, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	250	CHF	October 13, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	44,300	JPY	November 25, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	100	EUR	November 22, 2017	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	350	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)
France Telecom S.A.	EUR	1,000	USD	September 14, 2021	Cross-currency interest rate swaps	Currency and interest rate
FT ImmoH	EUR	128	EUR	September 28, 2021	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	255	EUR	October 13, 2021	Interest rate swaps	Interest rate (CMS)
FT ImmoH	EUR	122	EUR	December 20, 2022	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	950	USD	March 1, 2031	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	200	GBP	January 23, 2034	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	900	USD	January 13, 2042	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	500	GBP	November 22, 2050	Cross-currency interest rate swaps	Currency and interest rate

For each hedging relationship, the hedged item affects profit or loss:

•

each year on interest payment dates;

•

each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, the entities of the France Telecom-Orange Group have set up risk hedging policies. The main hedges are shown in the table below:

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging relationship	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	263	USD	2013-2014	Forward purchases and call options	Purchases in US dollars

For each hedging relationship, the hedged item will affect profit or loss in each year until the maturity date of the hedging relationship.

Consolidated financial statements 2012

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The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2012	2011	2010
Gain (loss) recognized in other comprehensive income during the period(1)	(361)	28	132
Reclassification in net income for the period	(3)	(28)	(28)
Reclassification in operating income for the period	(29)	2	5
Reclassification in initial carrying amount of hedged item	(1)	(5)	(3)
TOTAL	(394)	(3)	106
(1) Mainly includes interest rate impact on cross-currency interest rate swaps.

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bond issues generated a foreign exchange loss of 174 million euros which is recognized directly in profit or loss, thereby offsetting exposure arising from the remeasurement of these bonds in the statement of financial position.

The ineffective portion of cash flow hedges recognized in net income amounted to (25) million euros in 2012 versus (5) million euros in 2011 and 0 million euros in 2010.

10.12  Fair value hedges

The main purpose of the France Telecom-Orange Group's fair value hedges is to switch its fixed-rate debt into variable rate debt The main hedges are shown in the table below.

ENTITE	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging relationship	Hedging instrument	Hedged risk
TP Group	PLN	110	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	115	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)

Fair value hedges affects profit or loss as follows:

(in millions of euros)	2012	2011	2010
Gain (loss) recognized on hedging instruments	(10)	(4)	(32)
Change in accrued interests	(8)	(30)	(48)
Gain (loss) recognized on hedging instruments (excluding accrued interest)	(2)	26	16
Gain (loss) recognized on hedged items	5	(24)	(2)
Ineffectiveness (finance costs, net)	3	2	14

In 2011 and 2010, some fair value hedging relationships were discontinued following cancellation of the hedging instruments. The fair value of the underlying debt at the hedge accounting termination date is amortized through profit or loss over the remaining term of the initial hedging relationship using an effective interest rate recalculated as of that date.

10.13  Net investment hedges

Since 2008, the France Telecom-Orange Group had set up derivative financial instruments to hedge its foreign exchange risk on its net investment in Switzerland. These were cross-currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

On February 29, 2012, the associated reserves of (125) million euros (versus (121) million euros at December 31, 2011) were reclassified in the gain on disposal of Orange Suisse, as was the associated cumulative translation adjustment since January 1, 2004 (date of first-time application of IFRS), which amounted to 168 million euros (versus 160 millions euros at December 31, 2011).

Since 2012, the foreign exchange component of some bonds in pound sterling has been qualified as a net investment hedge of the Group's investment in the United Kingdom. At December 31, 2012, the hedged amount of assets in pound sterling is 1,600 million pounds sterling.

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2012	2011	2010
Gain (loss) recognized in other comprehensive income during the period	(26)	(14)	(80)
Reclassification in net income during the period	125	-	-
TOTAL	99	(14)	(80)

The ineffective portion of net investment hedges recognized in finance costs amounted to (7) million euros in 2011 versus (4) million euros in 2011 and (17) million euros in 2010.

Consolidated financial statements 2012

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10.14  Hedging instruments reserves

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Effective component of cash flow hedges	(383)	(20)	1
Reserve to be amortized for discontinued hedges	590	581	547
Effective component of net investment hedges	(22)	(121)	(107)
Contribution of France Telecom S.A.	185	440	441
Contribution of other entities	(58)	(18)	(2)
TOTAL	127	422	439
O/w share attributable to owners of the parent company	130	422	440
O/w share attributable to non-controlling interests	(3)	(0)	(1)

Consolidated financial statements 2012

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NOTE 11   Information on market risk and fair value of financial assets and liabilities

It is noted that the Group uses financial performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 18.1) and net financial debt (see Note 10.2).

Market risks are monitored by France Telecom-Orange's Treasury and Financing Committee, which reports to the Group Management Committee. The committee is chaired by the Group's Deputy Chief Executive Officer and Executive Director for Finance and Information Systems and meets on a quarterly basis.

It sets the guidelines for managing the Group's debt, especially in respect of its liquidity, interest rate, foreign exchange rate and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1   Interest rate risk management

Management of fixed-rate / variable-rate debt

France Telecom-Orange seeks to manage its fixed-rate / variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

The fixed-rate component of gross debt was 92% at December 31,  2012.

The fixed-rate component of net debt was 111% at December 31,  2012 compared with 113% at December 31, 2011 and 98% at December 31, 2010.

Sensitivity analysis of the Group's position to changes in interest rates

The sensitivity of the Group's financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a decrease of 99 million euros in financial expense and a 1% fall in interest rates would result in an increase of 119 million euros, mainly because of the net position of derivatives that do not qualify for hedge accounting.

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.94 billion euros, which represents 5.43% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.88 billion euros (5.25% of its market value).

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 114 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 159 million euros.

11.2   Foreign exchange risk management

Operational foreign exchange risk

The Group's foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows (equipment or network capacity purchases, purchases from suppliers or sales to customers, purchases from or sales to international operators).

To cover their exposure to these foreign exchange risks, the subsidiaries of the France Telecom-Orange Group have set up hedging policies whenever possible (see Note 10.11).

Consolidated financial statements 2012

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Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•

dividends paid to the parent company: in general, the Group's policy is to economically hedge this risk as from the date of the relevant subsidiary's Shareholders' meeting;

•

financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

•

Group financing: most of the Group's debt (88%) is denominated in euros. From time to time, France Telecom S.A. issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If France Telecom S.A. does not have assets to hedge these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss recognized in the consolidated statements of income. It also shows the sensitivity of these entities to a 10% change in the foreign exchange rates of the currencies to which they are exposed.

	Exposure in currency units							Sensitivity to a change in euro or zloty exchange rate vs. other currencies (in millions of euros)
(in millions of currency units)	EUR	GBP	PLN	EGP	CHF	USD	Total translated	10% gain in euro or zloty	10% loss in euro or zloty
France Telecom S.A.	-	(4)	(93)	-	-	(4)	(31)	3	(3)
TP Group	-	-	-	-	-	3	2	(0)	0
Commitment to purchase ECMS shares	-	-	-	218	-	-	26	(2)	3
TOTAL (CURRENCIES)	-	(4)	(93)	218	-	(2)	(3)
TOTAL (EUROS)	-	(5)	(23)	26	-	(1)	(3)

Translation risk

Due to its international presence, France Telecom-Orange Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the Swiss Franc and the US dollar.

To hedge its largest foreign asset exposures, France Telecom-Orange has issued debt in the relevant currencies.

	Contribution to consolidated net assets								Sensitivity to a change in the euro vs. other currencies
(in million of euros)	EUR	GBP	PLN	EGP	CHF	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt(1)	41,232	6,368	3,495	1,619	3	417	3,795	56,929	(1,427)	1,744
Net debt by currency(2)	26,597	1,959	1,249	951	(45)	93	(259)	30,545	(359)	439
Net assets by currency(3)	14,635	4,409	2,246	668	48	324	4,054	26,384	(1,068)	1,306
(1) Net assets excluding net debt by currency do not include components of net financial debt
(2) See note 10.2
(3) Share of net assets attributable to owners of the parent company in zlotys amounts to 1,138 million euros.

To limit the translation risk on the statement of financial position, France Telecom-Orange hedged an amount of 1,6 billion pounds sterling through net investment hedges.

Due to its international presence, France Telecom-Orange Group is exposed to risk arising from changes in average exchange rates in the conversion of statements of income denominated in foreign currencies of its foreign subsidiaries.

	Contribution to consolidated financial income statement								Sensitivity to a change in the euro vs. other currencies
(in millions of euros)	EUR	GBP	PLN	EGP	CHF	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenues	33,659	206	3,345	1,323	334	948	3,700	43,515	(896)	1,095
Reported EBITDA	9,776	(95)	1,140	410	88	197	979	12,495	(247)	302
Operating income	4,898	(228)	(522)	(433)	80	86	182	4,063	76	(93)

Consolidated financial statements 2012

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11.3   Liquidity risk management

The France Telecom-Orange Group's policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

Diversified sources of funding

France Telecom-Orange has diversified sources of funding:

•

issues in the short-term securities markets under the commercial paper program;

•

regular issues in the bond markets under the EMTN program;

•

in January 2011, France Telecom-Orange entered into an agreement with a large number of  international banks for a 6 billion euro 5-year syndicated credit facility to refinance the previous facility. The margin on this syndicated credit facility is subject to change if the Group's credit rating is upgraded or downgraded. In December 2012, the maturity of the syndicated credit facility was extended after the consent of the lenders with the following terms: 5,665 million euros maturing in January 2018; 75 million euros maturing in January 2017, and 270 million euros maturing in January 2016 in accordance with the initial schedule.

Liquidity of investments

France Telecom-Orange invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for the short term.

Smoothing debt maturities

Debt maturities are spread consistently over the coming years, as evidenced by the average maturity of net debt excluding TDIRA, which was 9 years at the end of 2012 as at the end of 2011 (8.5 years at the end of 2010).

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

TDIRA being bonds reedemable for shares that are perpetual, their redemption is assumed to be undetermined. In addition, from January 1, 2010, interest payable on the bonds has switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

•

the maturity dates of revolving credit facilities are the contractual maturity dates.

Consolidated financial statements 2012

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			H1 2013			H2 2013
(in millions of euros)	Note	December 31, 2012	Nominal amounts	Accrued interest(2)	Future interest(2)	Nominal amounts	Accrued interest(2)	Future interest(2)
TDIRA	10.3	1,328	-	10	-	-	-	-
Bonds, excluding TDIRA	10.4	32,531	3,076	876	233	414	46	469
Bank and lending institutions	10.5	2,476	579	25	94	374	-	64
Finance lease liabilities	10.2	675	166	-	4	40	-	4
Securitization debt	3.3 - 10.2	852	-	-	5	-	-	5
Cash collateral received	10.2	66	66	-	-	-	-	-
Commercial paper	10.2	366	366	-	1	-	-	-
Bank overdrafts	10.2	101	101	-	-	-	-	-
Commitment to purchase ECMS shares	10.2 - 10.6	220	-	-	-	-	-	-
Other commitments to purchase non-controlling interests	10.6	35	35	-	-	-	-	-
Other financial liabilities	10.2	620	467	2	2	9	-	2
Derivatives (liabilities)	10.10	858	71	-	84	0	-	50
Derivatives (assets)	10.10	(300)	(7)	-	(16)	(1)	-	6
Gross financial debt after derivatives		39,828	4,920	913	407	836	46	600
Deposits received from customers		226	226	-	-	-	-	-
Trade payables	4.5	8,034	7,411	13	-	229	4	4
Total financial liabilities (including derivatives assets)		48,088	12,557	926	407	1,065	50	604

(1) The amounts shown in this column are used for items not recognized at fair value, to reconcile the breakdown of the nominal amounts, of accrued interests and the balance in the statement of financial position.

(2) The sum of accrued interest and future interest equals the amount of coupon to be paid.

At December 31, 2012, France Telecom-Orange's liquidity position exceeds its 2013 net financial debt obligations.

	Note	December 31, 2012
Bank overdrafts	10.2	(101)
Cash		1,205
Cash equivalents	10.9	7,116
Other financial assets at fair value, excluding derivatives	10.9	133
Available undrawn amount of credit facilities		7,231
Liquidity position		15,584

As regards to constraints related to cash repatriation and exchange control of controlled entities, at December 31, 2012, cash and cash equivalent are held mainly in France and in other countries of the European Union, which are not subject to restrictions on convertibility nor exchange control.

For associates, France Telecom-Orange does not govern the transfer of funds in the form of dividends. The main associate is Everything Everywhere, based in the United Kingdom which does not apply any regulatory restriction on the transfer of funds.

At December 31, 2012, the France Telecom-Orange Group had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of those lines bear interest at floating rate.

(in millions of euros)	December 31, 2012
France Telecom S.A.	6,201
TP Group	611
ECMS	225
FT España	81
Other	113
Available undrawn amount of credit facilities	7,231

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

Consolidated financial statements 2012

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2014		2015		2016		2017		2018 and beyond		Undated
Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Non-cash items (1)
-	-	-	-	-	-	-	-	-	-	1,471	(152)
3,929	1,399	2,676	1,167	2,459	1,103	2,613	1,024	16,568	8,806	-	(126)
336	94	176	64	475	46	262	29	280	19	-	(31)
94	7	25	6	27	6	38	5	285	14	-	(1)
355	-	-	-	500	-	-	-	-	-	-	(3)
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	(0)
-	-	-	-	-	-	-	-	-	-	-	-
-	-	220	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-
16	3	49	3	22	3	14	2	31	3	-	9
44	123	30	75	31	30	-	7	62	(177)	-
(144)	(10)	(4)	11	(61)	15	(0)	11	(77)	87	-
4,630	1,616	3,172	1,326	3,453	1,203	2,927	1,078	17,149	8,752	1,471
-	-	-	-	-	-	-	-	-	-	-	-
46	4	33	2	32	(1)	31	(3)	121	(45)	-	113
4,676	1,620	3,205	1,328	3,485	1,202	2,958	1,075	17,270	8,707	1,471

France Telecom-Orange's debt ratings

France Telecom-Orange's debt rating is an additional performance indicator used to assess the Group's financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity. In addition, a change in France Telecom-Orange's debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors or result in the acceleration or the modification of the repayment schedule of the loan.

One bond (see Note 10.4) with an outstanding amount of 1.9 billion euros at December 31, 2012 is subject to step-up clauses.

In addition, the margin of the 6 billion euro syndicated credit facility signed on January 27, 2011 is subject to change if France Telecom-Orange’s credit ratings are upgraded or downgraded.

Moreover, the interest rate applied to the TDIRA is also subject to change if France Telecom-Orange's credit ratings are downgraded (see Note 10.3).

Lastly, France Telecom-Orange's trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that France Telecom-Orange’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s or if one of the relevant agencies ceases to publish its rating (see Note 11.4).

Regarding the changes in France Telecom-Orange's debt ratings in 2012:

•

rating agencies Standard & Poor's and Moody's revised their outlook from stable to negative, on May 15, 2012 and on August 2, 2012 respectively, while confirming the rating of France Telecom-Orange at A-and A3, respectively.

•

rating agency Fitch Ratings has revised the rating of France Telecom-Orange down to BBB + on October 30, 2012. The outlook is stable.

France Telecom-Orange's debt ratings at December 31, 2012 are as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	A-	A3	BBB+
Outlook	Negative	Negative	Stable
Short-term debt	A2	P2	F2

Based on the above ratings, the step-up clauses were not triggered in 2012.

Consolidated financial statements 2012

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11.4   Management of covenants

Commitments with regard to financial ratios

France Telecom S.A. does not have any credit facility or borrowing subject to specific covenants with regard to financial ratios.

In respect of the bank financing and guarantee contracts signed in 2010 and 2011, the TP group must comply with the following covenant:

•

a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contracts with the banks).

In respect of its 2005, 2007, 2008, 2009, 2011 and 2012 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

At December 31, 2012, these ratios were fully compliant.

Commitments with regard to structured financing contracts

Several repayment scenarios are possible for the Group's trade receivables securitization programs, namely:

•

Standard repayment on the contractual maturity date of the programs;

•

Accelerated repayment or modification of the repayment schedule, notably in the event that France Telecom-Orange's long-term rating is downgraded to BB- from Standard & Poor's or Ba3 from Moody's or if one of the relevant agencies ceases to publish its rating. In the case of accelerated or adjusted payment, the securitization conducts cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interest progressively.

Commitments related to instances of default or material adverse changes

Most of France Telecom-Orange's financing agreements, including in particular the 6 billion euros syndicated credit facility set up on January 27, 2011, as well as bonds, are not subject to cross default or prepayment arrangements in the event of a material adverse change. Events of defaults in accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

11.5   Credit risk and counterparty risk management

Financial instruments that could potentially expose France Telecom-Orange to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom-Orange considers that it has limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3 for loans and other receivables, amounts past due but not depreciated are not material.

France Telecom-Orange is exposed to bank counterparty risk through its cash investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions it invests in or enters into derivatives agreements with. In addition, limits are defined for each selected counterparty as follows:

•

limits are based on each financial institution's rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

limits are monitored and reported daily to the Group treasurer and head of dealing room. These limits are adjusted regularly depending on credit events.

•

counterparties' ratings are monitored;

•

for derivatives, France Telecom-Orange also has cash collateral agreements with all bank counterparties with which it contracts derivatives products with a maturity higher than 6 month. These agreements may result in amounts payable (collateral paid) or receivable (collateral received), representing the mark-to-market impact of all derivative instruments set up with these counterparties. Consequently, the amount of cash collateral varies as the value of these operations changes in line with interest and exchange rates. For France Telecom S.A., the net amount of cash collateral paid amounted to 306 million euros at December 31, 2012 compared with 3 million euros at December 31, 2011 and 29 million euros at December 31, 2010 (see Note 10.2). The difference between 2011 and 2012 was due to a volume effect following changes in the portfolio, and to the change in the currency effect on derivatives following the depreciation of certain currencies against the euro in particular the US dollar and the Yen.

In addition, some investments by subsidiaries are with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned.

Consolidated financial statements 2012

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11.6   Equity market risk

At December 31, 2012, France Telecom S.A. had no options to purchase its own shares; it had set-up forward purchases of 4,050,532 shares and held 21,481,241 treasury shares (of which 6,135,000 under the liquidity contract, see Note 13.2). Moreover, the Group's exposure to market risk on shares of listed companies included in assets available for sale was not material given their volume and mutual funds investments (OPCVM) do not contain any equity component. The France Telecom-Orange Group is exposed to equity risk through certain retirement plan assets (see Note 5.2).

Lastly, the representation of France Telecom-Orange's assets on the statement of financial position may be affected by the market value of its subsidiaries' shares, which is one of the measurement variables used in impairment testing.

11.7   Capital management

France Telecom manages its equity as part of a balanced financial policy, aiming to ensure flexible access to the capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In this context, the Group has set as a target a ratio of a net financial debt to restated EBITDA around 2 at the end of 2014.

As regards to dividends, the amount available to provide return to shareholders is calculated on the basis of total net income and retained earnings, under French GAAP, of the entity France Telecom S.A., the parent company.

11.8   Fair Value levels of financial assets and liabilities

		December 31, 2012
(in millions of euros)	Note	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	139	139	48	-	91
Listed investment securities		48	48	48	-	-
Unlisted investment securities		91	91	-	-	91
Other		-	-	-	-	-
Loans and receivables	3.3 - 10.8	6,924	6,924	1,205	5,719	-
Trade receivables		4,635	4,635	-	4,635	-
Cash		1,205	1,205	1,205	-	-
Deposits and various items		374	374	-	374	-
Other		710	710	-	710	-
Assets at fair value through profit or loss, excluding derivatives	10.9	7,323	7,323	7,232	91	-
Cash equivalents		7,116	7,116	7,116	-	-
Other		207	207	116	91	-
Financial liabilities at amortized cost	10.2	47,249	52,019	34,768	17,251	-
Financial liabilities		38,988	43,740	34,768	8,972	-
Trade payables		8,034	8,052	-	8,052	-
Other		226	226	-	226	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	282	282	-	247	35
Bonds at fair value		27	27	-	27	-
Commitment to purchase ECMS shares		220	220	-	220	-
Other commitments to purchase non-controlling interests		35	35	-	-	35
Net derivatives	10.10	558	558	-	558	-

The market value of the net financial debt carried by France Telecom-Orange was 35,297 million euros at December 31, 2012, for a carrying amount of 30,545 million euros.

Consolidated financial statements 2012

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The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2011	48	15
Gains (losses) taken to profit or loss	37	20
Gains (losses) taken to other comprehensive income	(1)	-
Impact of changes in the scope of consolidation	7	-
Level 3 fair values at December 31, 2012	91	35

		December 31, 2011
(in millions of euros)	Note	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	89	89	41	-	48
Listed investment securities		40	40	40	-	-
Unlisted investment securities		48	48	-	-	48
Other		1	1	1	-	-
Loans and receivables	3.3 - 10.8	8,375	8,371	1,434	6,937	-
Trade receivables(1)		4,905	4,905	-	4,905	-
Cash		1,311	1,311	1,311	-	-
Deposits and various items		450	446	123	323	-
Other		1,709	1,709	-	1,709	-
Assets at fair value through profit or loss, excluding derivatives	10.9	7,457	7,457	2,079	5,378	-
Cash equivalents		6,733	6,733	1,939	4,794	-
Other		724	724	140	584	-
Financial liabilities at amortized cost	10.2	47,904	51,306	11,987	39,319	-
Financial liabilities		39,135	42,506	11,987	30,519	-
Trade payables		8,531	8,562	-	8,562	-
Other		238	238	-	238	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	1,974	1,974	-	1,959	15
Bonds at fair value		22	22	-	22	-
Commitment to purchase Mobinil-ECMS shares		1,937	1,937	-	1,937	-
Other commitments to purchase non-controlling interests		15	15	-	-	15
Net derivatives	10.10	(247)	(247)	-	(247)	-
(1) Trade receivables that were presented in level 3 in 2011 are now in level 2, consistently with trade payables.

The market value of the net financial debt carried by France Telecom-Orange was 34,265 million euros at December 31, 2011, for a carrying amount of 30,890 million euros.

Consolidated financial statements 2012

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		December 31, 2010
(in millions of euros)	Note	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	119	119	52	-	67
Listed investment securities		51	51	51	-	-
Unlisted investment securities		67	67	-	-	67
Other		1	1	1	-	-
Loans and receivables	3.3 - 10.8	8,489	8,491	1,329	7,162	-
Trade receivables(1)		5,596	5,596	-	5,596	-
Cash		1,227	1,227	1,227	-	-
Deposits and various items		374	376	102	274	-
Other		1,292	1,292	-	1,292	-
Assets at fair value through profit or loss, excluding derivatives	10.9	3,857	3,857	2,157	1,700	-
Cash equivalents		3,201	3,201	2,155	1,046	-
Other		656	656	2	654	-
Financial liabilities at amortized cost	10.2	44,881	47,928	5,120	42,808	-
Financial liabilities		35,921	38,946	5,120	33,826	-
Trade payables		8,740	8,762	-	8,762	-
Other		220	220	-	220	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	1,913	1,913	-	1,905	8
Bonds at fair value		25	25	-	25	-
Commitment to purchase Mobinil-ECMS shares		1,880	1,880	-	1,880	-
Other commitments to purchase non-controlling interests		8	8	-	-	8
Net derivatives	10.10	298	298	-	298	-
(1) Trade receivables that were presented in level 3 in 2010 are now in level 2, consistently with trade payables.

The market value of the net financial debt carried by France Telecom-Orange was 34,865 million euros at December 31, 2010, for a carrying amount of 31,840 million euros.

Consolidated financial statements 2012

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NOTE 12   Income tax

12.1   Income tax in profit or loss

(in millions of euros)	2012	2011	2010
France tax group	(912)	(1,693)	(755)
• Current tax	(634)	(763)	(1,922)
• Deferred taxes	(278)	(930)	1,167
United Kingdom	(41)	(12)	(78)
• Current tax	(108)	(96)	(97)
• Deferred taxes	67	84	19
Spain tax group	122	(0)	2
• Current tax	(31)	(0)	2
• Deferred taxes	153	-	-
TP Group	(40)	66	(86)
• Current tax	(30)	(41)	(105)
• Deferred taxes	(10)	107	19
Other subsidiaries	(360)	(448)	(838)
• Current tax	(445)	(408)	(393)
• Deferred taxes	85	(40)	(445)
TOTAL	(1,231)	(2,087)	(1,755)
• Current tax	(1,248)	(1,308)	(2,515)
• Deferred taxes	17	(779)	760

France tax group

The income tax in 2012 reflects the impacts of the 2012 Amended Finance Act (Loi de Finances Rectificative) and the 2013 Finance Act (Loi de Finances) adopted by the French government.

The current tax expense for 2011 and 2012 mainly relates to the requirement to pay to the government a minimum tax based on respectively 40 % and 50 % of taxable income before tax losses carryforward offsets. This law does not increase the total tax charge (current tax and deferred tax) for the France tax group, but it means making tax payments earlier than expected for 319 million euros in 2012 and 332 million euros in 2011 (after tax credits allocation).

In 2010, the current tax mainly reflected the recognition of the tax liability resulting from the tax audits covering fiscal years 2000 to 2005, including late interests.

The deferred tax charge mainly arises from the reversal of deferred tax assets resulting from the utilization of tax losses. In 2012, this charge is reduced by a deferred tax income of 381 million euros in connection with the new French Part-time for Seniors plan and, in 2010, by a deferred tax income from the recognition of tax losses carryforward. Considering all these effects, tax losses carryforward will be fully used by the end of the year 2015.

With respect to the tax audits relating to fiscal years 2000-2005, the France Telecom S.A. issued on April 1, 2011 a bank guarantee in the amount of the tax claim of 1,735 million euros. In addition, on November 23, 2011, the company filed a motion for judicial review in the Administrative Court of Montreuil. Based on the usual length of time required for a court of first instance to render a judgment, a decision can be expected by 2013-2014 at the earliest. Should the court rule in disfavour of France Telecom S.A., the company would then be required to pay the principal amount and accrued interest pending the outcome of any appeals. France Telecom S.A. considers that it has solid grounds for its defense in view of the points raised by the Commission Nationale des Impôts Directs, particularly with respect to the enforceability of management decisions vis-à-vis the tax authorities and the statute of limitations for the years covered by the audit. On December 31, 2012, the proceedings at the Administrative Court of Montreuil are still in progress and memorandum have been exchanged.

The two main companies in the France tax group (France Telecom S.A. and Orange France S.A.) were subject to tax audits in 2011 and 2012 respectively over the periods 2006-2009 and 2006-2010, without any significant reassessment recognized in the financial statements on December 31, 2012.

United Kingdom

In 2011 and 2012, the deferred income tax is primarily due to an adjustment to the deferred tax liability related to the Orange brand following a reduction in the applicable tax rate in the United Kingdom. The successive reductions in tax rate are detailed under Changes in applicable rates.

Consolidated financial statements 2012

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Spain

In 2012, the current tax charge relates to the provisions of the royal decrees adopted in the current year, which institute an obligation to pay a minimum tax calculated on a basis of 75% of taxable income before tax losses carryforward offsets.

Deferred tax income booked in 2012 corresponds to the revaluation of deferred tax assets for 110 million euros due to business plans deemed to be favorable. The recoverability is expected in 4 years.

In 2010 and 2011, Spain did not book any current tax expense and did not recognize any deferred tax asset related to current period tax losses carryforward.

TP Group

In 2011, TP Group's current tax charge was substantially reduced by the amount of the tax credit for new technologies obtained in relation with fiscal years 2006 to 2011. Deferred tax income reflected the fact that deferred tax assets relating to the DPTG provision were revised upwards following new events (see note 15.3).

Other tax entities

In 2010, the deferred tax charge of other tax entities included a 396 million euros write-off of a deferred tax asset that was carried by a non-operating company.

Changes in applicable rates

In 2012, the income tax rates applicable in several jurisdictions in which the Group operates were changed.

In France, the rate was increased to 36.10% until tax year 2014. As a result, the deferred tax charge of the France tax group includes a deferred tax profit of 72 million euros.

In the United Kingdom, the rate was reduced to 25 % as from April 1, 2012 from 26% previously. The rate will be further reduced to 23% as from April 1, 2013. As a result, the deferred tax includes a 63 million euro deferred tax benefit, representing adjustment to the net deferred tax balance liabilities at the date of enactment of the tax rate changes.

The tax rates applicable in France, in the United Kingdom and in Egypt changed also in 2011.

In France, the rate was increased to 36.10% for tax years 2011 and 2012 from 34.43% previously. As a result, the deferred tax charge of the France tax group included a deferred tax profit of 60 million euros broken down as follows :

•

a deferred tax profit of 113 million euros resulting from the update of the net deferred tax assets at the beginning of the year ;

•

a deferred tax charge of 53 million euros as a direct result of applying the new tax rate to taxable income for the fiscal year.

In the United Kingdom, the tax rate was reduced to 26% as from April 1, 2011 from 28% previously. The tax rate was further reduced to 25% as from April 1, 2012. As a result, the deferred tax included a 93 million euro deferred tax profit, mainly representing an adjustment to the net deferred tax balance liabilities at the beginning of the year.

In Egypt, the rate was increased to 25% as from January 1, 2011 from 20% previously. As a result, the deferred tax charge for Mobinil and ECMS included a 66 million euro deferred tax charge, mainly representing adjustment to the net deferred tax balance liabilities at the beginning of the year.

Consolidated financial statements 2012

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Group tax proof

(in millions of euros)	2012	2011	2010
Net income before tax of continuing operations	2,335	5,915	5,562
Impairment of goodwill	1,732	611	509
Net income before tax and impairment of goodwill	4,067	6,526	6,071
Statutory tax rate in France	36.10%	36.10%	34.43%
Theoretical income tax	(1,468)	(2,356)	(2,090)
Reconciliation items :
Adjustment of prior-year taxes	(102)	(151)	(1,896)
Share of profits (losses) of associates	(95)	(35)	(5)
Reassessment of deferred tax assets	72	(107)	1,915
Difference in tax rates	238	149	188
Change in applicable tax rates	135	142	-
Other reconciliation items	(11)	271	133
Effective income tax on continuing operations	(1,231)	(2,087)	(1,755)
Effective tax rate	30.26%	31.98%	28.90%

The reconciliation items in the tax proof mainly relate to the following events recognized in 2012 :

•

the adjustment of prior-year taxes mainly reflects the impacts of tax audits relating to prior years, and notably the tax audits covering fiscal years 2000 to 2005 ;

•

the reassessment of deferred tax assets is primarily the effect of the 110 million euro deferred tax assets remeasurement in Spain due to business plans deemed to be favorable on a foreseeable future ;

•

the difference in tax rates arises from the Group's presence in jurisdictions that apply different tax rates than France which are primarily in Poland and in the United Kingdom ;

•

the effect of changes in applicable rates is the cumulative adjustments to the deferred tax balance at the opening balance in jurisdictions where tax rate changes were announced effective in 2012. These effects are detailed under Changes in applicable rates.

The effective tax rate in 2011 was mainly explained by the following other reconciliation items :

•

the tax of 74 million euros recognized by TP Group for the new technologies tax credits and the deferred tax asset relating to the DPTG provision which was revised upwards during 2011 ;

•

the tax reversals from cumulative translation adjustments associated with the discontinued operations in the United Kingdom for 232 million euros.

The effective tax rate in 2010 was explained mainly by the following :

•

recognition of a tax charge of 1,901 million euros in connection with the tax audits for the years 2000 to 2005, and as a corollary recognition of 1,915 million euros in deferred tax assets ;

•

the impact of remeasurement resulting from the business combination (Egypt)  is presented under Other reconciliation items and amounts to 114 million euros.

12.2   Corporate income tax on components of other comprehensive income

	2012			2011			2010
(in millions of euros)	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	(84)	29	(55)	(46)	(3)	(49)	(117)	57	(60)
Assets available for sale	7	-	7	(10)	-	(10)	(16)	3	(13)
Cash flow hedges	(394)	134	(260)	(3)	4	1	106	(35)	71
Net investment hedges	99	(34)	65	(14)	5	(9)	(80)	37	(43)
Translation adjustments	264	-	264	(1,053)	-	(1,053)	1,712	-	1,712
Other comprehensive income of associates	(18)	(5)	(23)	(11)	-	(11)	30	-	30
TOTAL	(126)	124	(2)	(1,137)	6	(1,131)	1,635	62	1,697

Consolidated financial statements 2012

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12.3   Tax position in the statement of financial position

	December 31, 2012			December 31, 2011			December 31, 2010
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current tax (1)	-	2,423	(2,423)	-	2,221	(2,221)	5	1,950	(1,945)
• Deferred taxes (2)	2,693	-	2,693	2,829	-	2,829	3,761	-	3,761
United Kingdom
• Current tax	0	43	(43)	(0)	56	(56)	25	101	(76)
• Deferred taxes (3)	0	709	(709)	(0)	776	(776)	0	858	(858)
Spain tax group
• Current tax	23	-	23	3	-	3	3	-	3
• Deferred taxes (4)	572	86	486	460	127	333	418	85	333
TP Group
• Current tax	(0)	29	(29)	0	8	(8)	2	18	(16)
• Deferred taxes	214	0	214	204	(0)	204	115	0	115
Other subsidiaries
• Current tax	86	299	(213)	121	340	(219)	89	284	(195)
• Deferred taxes	115	307	(192)	58	361	(303)	130	322	(192)
TOTAL
• Current tax	109	2,794	(2,685)	124	2,625	(2,501)	124	2,353	(2,229)
• Deferred taxes	3,594	1,102	2,492	3,551	1,264	2,287	4,424	1,265	3,159
(1) Including effect of the tax audits covering fiscal years 2000 to 2005 including late interests.
(2) Including deferred tax assets on tax losses carryforward indefinitely.
(3) Including deferred tax liabilities on the Orange brand.
(4) Including deferred tax assets on tax losses carryforward beyond 2018.

Change in net current tax

(in millions of euros)	2012	2011	2010
Net current tax - opening balance	(2,501)	(2,229)	(140)
Income tax paid	1,145	1,021	442
Current tax	(1,247)	(1,308)	(2,515)
Changes in consolidation scope, reclassification and translation adjustments	(78)	10	(10)
Other	(4)	5	(6)
Net current tax - closing balance	(2,685)	(2,501)	(2,229)

Change in net deferred taxes

	2012			2011			2010
(in millions of euros)	Income statement	Others	Total	Income statement	Others	Total	Income statement	Others	Total
Net deferred taxes - opening balance	2,287			3,159			2,732
Provisions for employee benefit obligations	390	44	434	(64)	2	(62)	37	80	117
Fixed assets	184	46	230	215	(129)	86	192	(245)	(53)
Tax losses carryforward	(271)	(12)	(283)	(817)	57	(760)	389	(161)	228
Other temporary differences	(286)	110	(176)	(113)	(23)	(136)	142	(6)	135
Net deferred taxes - closing balance	2,492			2,287			3,159

Consolidated financial statements 2012

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Net deferred taxes by type

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
	Net	Net	Net
Provisions for employee benefit obligations	959	525	587
Fixed assets	(310)	(540)	(626)
Tax losses carryforward	1,200	1,483	2,243
Other temporary differences	643	819	955
Net deferred taxes	2,492	2,287	3,159

Unrecognized deferred tax assets

On December, 2012 unrecognized deferred tax assets for France Telecom-Orange amounted to 4.8 billon euros (4.8 billion euros in 2011 and 4.5 billion euros in 2010), approximately half of these relating to the Spain tax group.

Most of the unrecognized tax losses carryforward for which no deferred tax assets were recognized will expire beyond 2018.

Consolidated financial statements 2012

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NOTE 13   Shareholders' equity

At 31 December 2012, France Telecom S.A.'s share capital, based on the number of issued shares at this date, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.94% of France Telecom S.A.'s share capital and 27.16% of the voting rights either directly or indirectly in concert with the Fonds Stratégique d'Investissement.

13.1   Changes in share capital

No new shares were issued during 2012.

13.2   Treasury shares

As authorized by the Shareholders' Meeting of June 5, 2012, the Board of Directors instituted a new share buyback program (the 2012 Buyback Program) and cancelled the unused portion of the 2011 Buyback Program, with immediate effect. The 2012 Buyback Program is described in the France Telecom Registration Document filed with the French Securities Regulator on March 29, 2012.

The only shares bought back by France Telecom-Orange during 2012 were shares bought back as part of the liquidity contract.

At December 31, 2012, France Telecom-Orange held 21,481,241 of its own shares (including 6,135,000 shares as part of the liquidity contract), compared with 15,456,045 at December 31, 2011 (including 101,868 shares as part of the liquidity contract) and 4,609 at December 31, 2010 (including no shares as part of the liquidity contract). Besides, France Telecom S.A. has a forward purchase contract for 4,050,532 shares.

13.3   Earnings per share

(in million of euros)	2012	2011	2010
Net income of continuing operations used for calculating basic earnings per share (a)	820	3,895	3,810
Impact of dilutive instruments :
TDIRA(1)	-	57	57
Free share award plan	(1)	0	-
Net income of continuing operations used for calculating diluted earnings per share (b)	819	3,952	3,867
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	-	-	1,070
Net income used for calculating basic earnings per share (a)+(c)	820	3,895	4,880
Net income used for calculating diluted earnings pernshare (b)+(c)	819	3,952	4,937
(1) The TDIRA, which were non-dilutive at December 31, 2012, were not included in the calculation of diluted earnings per share.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

(number of shares)	December 31, 2012	December 31, 2011	December 31, 2010
Weighted average number of ordinary shares outstanding - basic	2,632,833,980	2,643,535,474	2,647,269,516
Impact of dilutive instruments :
TDIRA(1)	-	64,009,082	61,854,754
France Telecom S.A. stock option and related plans(2)	-	29,964	541,125
Free share award plans(3)	13,323,366	4,398,445	651,628
Weighted average number of shares outstanding - diluted	2,646,157,346	2,711,972,965	2,710,317,023
(1) TDIRA represented 62,315,328 shares at December 31, 2012.
(2) Subscription options with an exercise price greater than the 12-month average market price are not included in the calculation of diluted earnings per share.
(3) Including effect of forward purchase contract.

Consolidated financial statements 2012

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Information on instruments that were non-dilutive at year-end, but potentially dilutive in future periods

In 2012, due to the annual average share price, which was 10,26 euros :

•

the Orange stock option plans, representing 2,804,819 shares (shares converted into France Telecom shares), were non-dilutive overall ;

•

the France Telecom S.A. (ex Wanadoo) stock option plans, representing 1,231,794 shares, were non-dilutive overall ;

•

the France Telecom 2005 and 2007 stock option plans, representing 19,893,547 shares, were non-dilutive overall.

The weighted average exercise price of each plan is set out in Note 5.3.

13.4   Dividends

Full Year	Approved by	Description	Dividend per share (euros)	Payout date	How paid	Total (in millions of euros)
2012	Board of Directors Meeting on July 25, 2012	2012 interim dividend	0.58	September 12, 2012	Cash	1,528
	Shareholders' Meeting on June 5, 2012	Balance for 2011	0.80	June 13, 2012	Cash	2,104
Total dividends paid in 2012						3,632
2011	Board of Directors Meeting on July 27, 2011	2011 interim dividend	0.60	September 8, 2011	Cash	1,585
	Shareholders' Meeting on June 7, 2011	Balance for 2010	0.80	June 15, 2011	Cash	2,118
Total dividends paid in 2011						3,703
2010	Board of Directors Meeting on July 28, 2010	2010 interim dividend	0.60	September 2, 2010	Cash	1,589
	Shareholders' Meeting on June 9, 2010	Balance for 2009	0.80	June 17, 2010	Cash	2,117
Total dividends paid in 2010						3,706
2009	Board of Directors Meeting on July 29, 2009	2009 interim dividend	0.60	September 2, 2009	Cash	1,588

13.5   Cumulative translation adjustment

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Profit/(loss) recognized in other comprehensive income during the period	431	(411)	679
Reclassification to net income for the period	(167)	(642)	(60)
Total transaction adjustments for continuing operations	264	(1,053)	619

In 2012, the reclassification of translation adjustments to net income for the period was due to transactions relating to the disposal of Orange Suisse (see Note 2.2).

In 2011, the France Telecom Group terminated certain operations in the United Kingdom. This transaction generated an impact of 642 million euros on the income statement resulting from reclassification of the cumulative translation adjustment for these entities.

In 2010, the reclassification of translation adjustments to net income for the period was due to transactions relating to the Egyptian entities (see Note 2.2).

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Profit/(loss) recognized in other comprehensive income during the period	-	-	(4)
Reclassification to the net income for the period	-	-	1,097
Total translation adjustments for discontinued operations	-	-	1,093

In 2010, the reclassification of translation adjustments to net income for the period was in connection with the disposal of interest in Orange in the United Kingdom for 1,031 million euros (see Note 2).

Consolidated financial statements 2012

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(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Pound sterling	601	441	734
Polish zloty	952	608	1,096
Swiss franc	1	160	155
o/w translation adjustments for discontinued operations	-	160	-
Egyptian pound	(304)	(261)	(203)
Slovakian crown	221	221	244
Others	(266)	(228)	(32)
TOTAL	1,205	941	1,994
o/w share attributable to owners of the parent company	941	752	1,689
o/w share attributable to non-controlling interests	264	189	305

13.6   Non-controlling interests

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Credit part of net income attributable to non-controlling interests (a)	434	497	402
o/ w TP Group	108	164	15
o/ w Sonatel Group	157	153	166
o/ w Mobistar Group	83	104	124
o/ w Jordan Telecom Group	41	39	40
Debit part of net income attributable to non-controlling interests (b)	(150)	(564)	(403)
o/ w Telkom Kenya	(93)	(144)	(89)
o/ w Egypt (1)	(27)	(388)	(275)
Net income attributable to non-controlling interests (a+b)	284	(67)	(3)
Credit part of comprehensive net income attributable to non-controlling interests (a)	485	402	454
o/ w TP Group	160	60	47
o/ w Sonatel Group	160	153	167
o/ w Mobistar Group	83	104	124
o/ w Jordan Telecom Group	38	45	58
Debit part of comprehensive net income attributable to non-controlling interests (b)	(131)	(572)	(402)
o/ w Telkom Kenya	(76)	(150)	(87)
o/ w Egypt	(26)	(388)	(274)
Comprehensive net income attributable to non-controlling interests (a+b)	354	(171)	52
(1) Including (286) million euros in 2011 ((300) million euros in 2010) relating to the impairment loss attributable to non-controlling interests (see Note 6.1).

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Dividends paid to minority shareholders	579	687	610
o/ w TP Group	234	245	252
o/ w Sonatel Group	157	159	143
o/ w Mobistar Group	104	122	129
o/ w Egypt	-	95	-
o/ w Jordan Telecom Group	48	48	55

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Debit part of equity attributable to non-controlling interests (a)	2,128	2,250	2,520
o/ w TP Group	1,082	1,186	1,405
o/ w Sonatel Group	515	513	541
o/ w Mobistar Group	170	191	207
o/ w Jordan Telecom Group	216	227	230
Credit part of equity attributable to non-controlling interests (b)	(50)	(231)	(72)
o/ w Telkom Kenya	(10)	(218)	(67)
Total Equity attributable to non-controlling interests (a+b)	2,078	2,019	2,448

Consolidated financial statements 2012

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Telkom Kenya

The transactions described in Note 2.2. resulted in 2012 in the reclassification of (241) million euros from equity attributable to the non-controlling interests to equity attributable to the owners of the parent.

Egypt

Given OTMT's option to sell its residual interests in ECMS and MT Telecom (see Note 2.2), the negative balance of non-controlling interests share in Egypt amounting to (11) million euros has been reclassified under equity attributable to the owners of the parent in the statement of financial position.

NOTE 14   Unrecognized contractual commitments

At December 31, 2012, France Telecom-Orange is not aware of having entered into any commitments involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this note.

14.1   Leasing commitments

Minimum future lease payments due under non-cancelable leases at 31 December 2012

(in millions of euros)	Total	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	By December 31, 2017	As from January 2018
Operating leases (1)	7,453	1,101	1,006	965	932	795	2,654
(1) Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets).

Future finance lease payments are shown in Note 11.3. Future interest finance lease payments amounts to 46 million euros.

The Group may choose whether or not to renew these commercial leases upon expiration or to replace them by other leases with renegotiated terms and conditions.

14.2   Goods and services purchase and investment commitments

Good and services purchase commitments

Payments due by maturity at 31 December 2012

(in millions of euros)	Total	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	By December 31, 2017	As from January 2018
Goods and services purchase commitments	3,572	2,137	402	408	207	127	291

The Group's most significant commitments at December 31, 2012 related to the following :

•

the purchase of transmission capacity for an overall amount of 961 million euros, including 756 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2019) ;

•

purchases of mobile telephones for an aggregate amount of 561 million euros ;

•

maintenance of submarine cables for which France Telecom-Orange has joint ownership or user rights, for an estimated overall amount of 218 million euros ;

•

the purchase from the French professional football league of broadcasting rights for League 1 and League 2 football matches over mobile network and tablets. The total amount of these commitments is 93 million euros, payable in installments up to June 2016 ;

Unrecognized contractual commitments for purchases of broadcasting rights by Orange Cinéma Séries SNC are only partially included in the above table, as they are covered by a provision (see Note 4.3).

Consolidated financial statements 2012

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Investment commitments

Investment commitments due by maturity at 31 December 2012

(in millions of euros)	Total	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	By December 31, 2017	As from January 2018
Investment commitments	2,187	1,452	141	56	38	49	451

The Group’s main investment commitments at December 31, 2012 related to orders in progress as well as the following:

•

in Spain, as part of the acquisition of a second block of 3G frequencies, Orange committed to invest 433 million euros over three years. At end-December 2012, 266 million euros had been invested. However, the initial investment commitments are fully covered by a bank guarantee;

•

on October 22, 2009, TP S.A. and the Polish Office for Electronic Communications (UKE) signed a memorandum of understanding pertaining to the institution of measures to guarantee non-discrimination and transparency in inter-carrier relations without functionally separating TP S.A.'s activities. Moreover, under this agreement, wholesale rates for regulated services were to remain frozen until 2012 and TP S.A. was to develop 1.2 million broadband lines over 2010-2012, for a total investment initially estimated by TP S.A. at 3 billion zlotys. On January 30, 2012, TP SA and UKE signed an amendment to the memorandum of understanding on the development of high speed lines to be completed by March 31, 2013, including 220,000 lines with speeds of at least 30Mbps. At December 31, 2012, 174,000 lines remained to be delivered for an estimated amount of 140 million zlotys.

•

in October 2012, Orange Romania won blocks of frequencies in the 800MHz to 2,600MHz bands for a total amount of 227 million euros in an auction process of 2G and 4G frequencies by Romanian telecom regulator ANCOM. A payment of 64 million euros was made at the end of December 2012, including 11 million euros for the extension of the 2G licenses and an advance of 53 million euros for the new 2G and 4G frequency blocks.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring a certain coverage and a certain quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Such commitments have been made recently against the French authorities for frequencies obtained in 2011 in the 2.6GHz and 800MHz bands and against the Romanian authorities for frequencies obtained in 2012 in bands of 800MHz to 2.6GHz.

In France, the Group agreed to meet the following conditions:

•

an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under full MVNO schemes,

•

an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800MHz band), which can be met by using both the allocated frequencies and other frequencies ;

•

more specifically, for the 800MHz band, an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide roaming in each département (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

14.3   Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom-Orange Group, vested rights not yet used totaled approximately 10.2 million hours at December 31, 2012.

In accordance with French standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of request submitted by the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

Consolidated financial statements 2012

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14.4   Guarantees granted to third parties in the ordinary course of business

The table below shows the guarantees granted by the Group to third parties (financial institutions, customers, partners and government agencies) to ensure fulfillment of contractual obligations by non-consolidated companies.

(in millions of euros)	Total / Ceiling	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	By December 31, 2017	As from January 2018
Guarantees granted to third parties by France Telecom in the ordinary course of business	801	343	140	11	9	5	293

Guarantees granted to third parties to ensure fulfillment of contractual obligations by the consolidated entities are not shown in the table above as they do not increase the Group's commitments.

On October 14, 2011, BuyIn, the France Telecom-Orange and Deutsche Telekom joint venture for purchasing, began to operate. To generate savings, the parent companies pooled their purchasing operations for handsets, mobile communication networks, and a large part of the fixed-line network equipment and services platforms into a 50/50 joint venture. A compensation mechanism was instituted to take account of a differential between the benefits accruing to the two operators. At December 31, 2012, the Group's maximum commitment was 140 million euros.

The Group's main commitments relating to borrowings are set out in Note 11.

France Telecom-Orange has pledged certain investments and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines (see Note 11).

14.5   Asset and liability guarantees granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2012, the main warranties in effect were the following :

•

warranties capped at 91 million euros, granted as part of the disposal of Orange Denmark in 2004. This warranties will expire at the end of the statutory limitation period;

•

tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period;

•

warranties, especially tax-related warranties, granted at the time of the transfer of the United Kingdom operations to the joint venture Everything Everywhere, related to the restructuring of interests and assets carried out prior to the transfer. These guarantees are not capped;

Moreover, as part of the merger of France Telecom-Orange and Deutsche Telekom operations in the UK, France Telecom-Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (919 million euros at December 31, 2012), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile (UK) with respect to the jointly owned company created with H3G as part of a 3G network sharing agreement (i.e., a guarantee capped at 375 million pounds sterling, or 460 million euros, for France Telecom-Orange). In addition, France Telecom-Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method). These compensation obligations are capped at 315 million pounds sterling, or 386 million euros, at December 31, 2012. These obligations will expire at the latest in February 2017;

•

warranties granted as part of Orange Suisse disposal. These warranties are capped at 200 million Swiss francs and will expire on June 30, 2013, except for the tax-related warranty, which is not capped and will expire in 2017.

•

Miscellaneous standard warranties granted to buyers of real estate sold by the Group.

France Telecom-Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with regard to the Group's results and financial position.

14.6   Commitments relating to securities

Under the terms of agreements with third parties, France Telecom-Orange has made or received commitments to purchase or to sell shares. The purpose of this section is to describe those options that, if exercised, could have a material impact on the Group's financial condition, excluding any commitments potentially arising from a change of control or from mechanisms arranging for the exit of a shareholder (preferential rights, rights of first refusal, etc.).

Mobinil

The commitments given and received by France Telecom-Orange under the agreements signed on April 11, 2012 are described in Note 2.

Consolidated financial statements 2012

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Everything Everywhere

Pursuant to the agreement that became effective on April 1, 2010, France Telecom-Orange and Deutsche Telekom agreed not to sell their equity interest before April 1, 2013, except in special circumstances.

Dailymotion

On July 6, 2012, France Telecom-Orange and its co-shareholders in Dailymotion entered into agreements to terminate the put and call options on 51% of Dailymotion's shares, which had been agreed by the parties when France Telecom-Orange acquired 49% of Dailymotion in April 2011, and signed an agreement providing for the forward-purchase of the 51% stake on January 10, 2013 for 61 million euros. The transaction was completed as scheduled, on January 10, 2013 (see Note 16).

The main agreements that include call options granted to the Group relate to Orange Tunisie, Médi Telecom and Korek Telecom. If the Group exercises these options, its partners may in turn exercise the put options they hold on these securities. If all of the options were exercised, the associated disbursements would total approximately 600 to 700 million euros to date. As the exercise price for these options is, in most cases, based on market values, this amount is subject to change depending on the contractual mechanisms for determining market value and on changes in the performance of the companies whose shares are covered by these options as well as in general market factors. The maturity dates of these options vary. Changes of control that may result from the exercise of such options may be subject to government authorization.

Orange Tunisie

Under the terms of the shareholders' agreement with Investec dated May 20, 2009, France Telecom-Orange has a call option giving it the right, after a period of five years, to purchase at market value 1% of the share capital of Orange Tunisie plus one share. If this option was exercised, Investec would have the right to sell to France Telecom-Orange 15% of the share capital of Orange Tunisie at price equal to the market value.

Médi Telecom

As part of the December 2, 2010 acquisition of 40% of the share capital and voting rights in the Moroccan carrier Médi Telecom from the FinanceCom and Caisse de Dépôt et de Gestion groups, the parties agreed upon a certain number of provisions related to changes in the ownership structure of Médi Telecom. More specifically, the France Telecom-Orange Group obtained a first call option on a maximum of 4% of the share capital, exercisable immediately prior to any initial public offering, at a price dependent on the stock market price, and a second call option exercisable between June 1 and November 30, 2014, on a maximum of 9% of the share capital less any percentage of capital acquired through exercise of the first option, at a price dependent on the stock market price if the company is listed at the time, or, if not, based on market value. The possibility cannot be ruled out that, in the future, if it exercises the two call options, France Telecom-Orange could be required by the then-applicable Moroccan securities regulations to launch a public takeover bid for the remainder of the Médi Telecom shares.

Korek Telecom

Under the terms of the shareholders' agreement dated March 10, 2011, in 2014, the joint venture between Agility and France Telecom-Orange will have the right to exercise a call option that will enable it to increase its interest in Korek Telecom from 44% to 51%. France Telecom-Orange has a priority right to finance this acquisition and thereby to take direct control over the joint venture and indirect control over Korek Telecom by increasing its indirect interest therein to 27%.

If France Telecom-Orange does not exercise its priority right, Agility will, in any event, have the right to ask it to finance its share of the acquisition. The maximum amount of France Telecom-Orange's commitment under the agreement is 44 million euros.

If France Telecom-Orange exercises its priority right and acquires indirect control over Korek Telecom, Agility will further have the option to sell to France Telecom-Orange its interest in the joint company in two stages, which would increase France Telecom-Orange's indirect interest in Korek Telecom to 39% in 2014 and to 51% in 2016.

14.7   Assets covered by commitments

The table below shows to which extent France Telecom-Orange has full rights of use over its assets at December 31, 2012.

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Assets held under finance leases	690	689	716
Non-current pledged or mortgaged assets (1)	128	57	10
Collateralized current assets	76	115	95
Securitized receivables	1,513	1,848	1,165
TOTAL	2,407	3,026	2,251
(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 10.8.

Consolidated financial statements 2012

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Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

	December 31, 2012
(in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangible assets , net (excluding goodwill)	11,818	89	1%
Property, plant and equipment, net	23,662	39	0%
Non-current loans and receivables	1,003	-	-
Other (1)	37,370	- (2)	-
TOTAL NON-CURRENT ASSETS	73,853	128
(1) This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.
(2) The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 9).

At December 31, 2012, France Telecom-Orange had not made any material pledges of shares in its subsidiaries

Consolidated financial statements 2012

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NOTE 15   Litigation

As at December 31, 2012, the contingency reserves recorded by the Group for all the disputes in which it is involved amounted to 487 million euros (versus 994 million euros at December 31, 2011 and 831 million euros at December 31, 2010). As a rule, France Telecom-Orange believes that any disclosure on a case-by-case basis could seriously harm its position, but provides details of the provisions recorded by categories of litigation such as reflected thereafter. The balance and overall movements on provision are presented on note 4.7.

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
France Litigations(1)	15.1	175	230	207
Spain Litigations	15.2	47	38	37
Poland Litigations	15.3	202	671	548
Other countries Litigations	15.4	63	55	39
Group Other Litigations	15.5	-	-	-
TOTAL		487	994	831
(1) Includes provisions affecting the France, Enterprise and International Carriers & Shared Services.

A number of claims have been made against France Telecom-Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order. If the claims are upheld, France Telecom-Orange may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings which could significantly impact France Telecom-Orange’s financial position are described below.

15.1   France litigation

Litigation related to competition law

Fixed networks and contents

•

The Numericable group initiated in 2010 before the Commercial Court of Paris and before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused by an alleged de facto termination of the agreements signed with France Telecom S.A. giving Numericable the right to use, for its cable networks, France Telecom S.A.’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004. The claims lodged by Numericable total over 3.1 billion euros.

On April 23, 2012, the Commercial Court of Paris dismissed all Numericable’s claims amounting to 2 583 million euros with respect to the 1999 and 2001 agreements. The court held that the occupancy agreement has not been terminated. Numericable lodged an appeal. The ICC’s arbitral award relating to Numericable’s claim for an amount of 542 million euros with respect to the 2004 agreements is expected by February 28, 2013 at the latest.

France Telecom S.A. believes that these claims are totally unfounded and that both these suits are abusive. Its position was reinforced by the judgement of the Court of Appeal of Paris dated as of June 23, 2011, which confirmed the decision issued by the French regulator (Arcep) in November 2010, that allowed the contractual evolutions opposed by Numericable. The Court of Appeal considered among others that the measures imposed by the Arcep were necessary, fair and proportionate. This position was confirmed on September 25, 2012, by the French Supreme Court.

•

In 2010, the company Completel sued France Telecom S.A. before the Paris Commercial Court to claim compensation for damages allegedly suffered from practices engaged in by France Telecom on the wholesale broadband market between 2000 and 2002. On December 13, 2011, the Paris Commercial Court entirely dismissed Completel, holding that Completel could not have suffered any losses from these practices, considering its own strategy and its financial capacity at the time. Completel filed an appeal. Its claim amounts to 496 million euros.

•

On April 5, 2012, the French Competition Authority notified to France Telecom S.A. a statement of objections as part of the proceedings launched in 2007 following two complaints from Free regarding the rolling out of optic fiber networks in France. The Authority’s reporting judge charged France Telecom S.A. on the ground of abuse of dominant position with two anticompetitive practices, namely (i) refusing to the other operators the access to its civil engineering facilities, and then imposing restrictive conditions for such access, and (ii) discriminating against other operators. On December 24, 2012, an investigation report was sent to France Telecom S.A., maintaining both objections. The Competition Council had rejected on February 12, 2008 Free’s request for injunctive relief to require France Telecom S.A. to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom S.A. from marketing its own retail service offering or rolling out its own facilities outside Paris until these measures were taken. The Competition Council acknowledged that France Telecom S.A. had engaged since October 2007 before the Arcep in a constructive process to develop an offer to access its cable ducts and held that there was no serious and immediate threat to competition justifying the requested measures. The case is now before the college of the Authority and a decision could be rendered in the first half of 2013. France Telecom S.A. is not, at this stage, in a position to assess the risk incurred as a result of these proceedings.

Consolidated financial statements 2012

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•

In February 2009, Canal+ and SFR filed a complaint with the French Competition Authority alleging tied sales between the Orange Sport service and the Orange broadband Internet access offers as well as predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom S.A. the right to broadcast football games in France. In May 2010 Bouygues announced the filing of a similar complaint against France Telecom S.A. regarding the Orange Sport and Orange Cinéma Séries services. Those complaints were consolidated. On July 27, 2012, France Telecom S.A. was informed that the Authority had closed the case.

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority, claiming that France Telecom S.A. had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom S.A. to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom S.A. itself bids in response to tender offers issued by the local communities. The investigation is pending.

•

On July 23, 2010, the European Commission informed France Telecom S.A. that it rejected the complaint submitted in March 2009 by Vivendi and Iliad (Free) with reference to certain market practices by France Telecom S.A. regarding wholesale access to local loop and broadband Internet access in France. The European Commission rejected all the plaintiffs’ allegations and concluded in a reasoned judgement that the European Union lacked interest in proceeding with the investigation. On September 17, 2010 Vivendi filed an appeal before the General Court of the European Union with a view to the annulment of this decision. France Telecom S.A. intervened in support of the Commission.

•

On February 3, 2010, SFR, then, on November 2010, Verizon, summoned France Telecom S.A. to appear before the Commercial Court in Paris demanding the reimbursement of alleged overpayments on interconnection services provided by France Telecom S.A. in 2006 and 2007, the price of which allegedly did not reflect their cost. SFR claims more than 48 million euros and Verizon almost 37 million euros. France Telecom S.A. disputes the merits of these claims.

•

On April 24, 2012, SFR brought an action against France Telecom S.A. before the Paris Commercial Court denouncing its offers to the secondary residences market. SFR claims that France Telecom S.A.’s wholesale offers to operators for fixed line or broadband access do not allow it to reproduce the said France Telecom S.A.’s offer, and thus protests against allegedly predatory prices and price squeezing practices. SFR claims a prejudice of 218 million euros. France Telecom S.A. believes that SFR claims are totally unfounded.

Mobile networks

•

On December 13, 2012, the French Competition Authority imposed a fine of 117.4 million euros against Orange France and France Telecom S.A. and 65.7 million euros against SFR for having implemented as part of their unlimited offers launched in 2005 an excessive price discrimination between calls made within their own networks and calls made to their competitor’s network. This fine was imposed at the end of an investigation started in 2006 upon Bouygues Telecom’s complaint. According to the Authority, Bouygues Telecom was compelled, because of its smaller subscriber base, to reply to the disputed offers with unlimited offers to all networks, that had the effect of lowering its margins. Orange France and France Telecom S.A. believe this decision to be unfounded and appealed it on January 16, 2013 before the Paris Court of Appeal.

•

On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the French Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices consisting in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of Orange France. Orange France regards these allegations as unfounded. On December 9, 2010, search and seizure operations were nevertheless carried out by the Competition Authority in France Telecom S.A. and Orange France premises. On May 15, 2012, the Paris Court of Appeal rejected the appeals against the orders authorizing these operations and recourses against the conditions in which these operations took place. To the Group’s knowledge, the Authority has not yet start to investigate the substance of the case.

•

Bouygues Telecom Caraïbe in July 2004 and Outremer Telecom in July 2005 brought claims before the French Competition Council, regarding practices of Orange Caraïbe and France Telecom S.A. in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total. The companies paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. Orange Caraïbe and France Telecom S.A. appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the French Competition Authority and Digicel. On January 31, 2012, the French Supreme Court reversed the Court of Appeal’s decision and remanded the case to the Paris Court of Appeal for new examination.

At the same time as this procedure before the French Competition Authority, in March 2009 Digicel (formerly Bouygues Telecom Caraïbe) initiated before the Paris Commercial Court legal action for damages allegedly amounting to an estimated 329 million euros and stemming from these practices. Similarly, Outremer Telecom initiated a like action before the Paris Commercial Court on October 11, 2010, seeking compensation for an estimated 70 million euros damages. Orange Caraïbe and France Telecom S.A. believe that these claims are unfounded and that their amount appears in any event to be totally unjustified. On May 15, 2012, the Paris Commercial Court suspended the examination of these claims until the decision of the Court of Appeal in the parallel procedure initiated by the Competition Authority.

Consolidated financial statements 2012

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•

On May 30, 2012, The French Supreme Court rejected the appeal made by Orange France against the decision of the Paris Court of Appeal dated June 30, 2011, which had upheld the Competition Council’s decision of November 30, 2005 condemning Orange France, SFR and Bouygues Telecom for engaging in concerted practices on the mobile telephony market. This decision brought the case to a final end and had no impact on the Group’s financial statements.

•

In October 2012, SFR filed a complaint before the European Commission regarding the mobile roaming contract implemented in early 2012 between Free Mobile and Orange. SFR believes the contract to constitute a take over of Free Mobile by the France Telecom-Orange group, jointly with the Iliad group. Thus, according to SFR, this joint takeover should have been notified to the Commission. France Telecom-Orange believes that SFR claim is totally unfounded.

Other proceedings

•

In 2004, Suberdine, distributor of Orange offers in France from 1995 to 2003, and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine claimed that Orange had suddenly terminated their business relationship and attributed to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. In March 2006, the Paris Commercial Court ordered Orange to pay Suberdine 12 million euros and dismissed the shareholders’ claim. The court-appointed liquidator did not appeal this decision. On November 26, 2008, the Paris Court of Appeal held Suberdine voluntary liquidator’s appeal to be inadmissible and that of the shareholders to be inadmissible and unfounded. As a result, Orange France implemented the court’s March 2006 judgement. On April 13, 2010 the French Supreme Court rescinded the appeal decision insofar as it declared inadmissible the appeal lodged by the voluntary liquidator whereas only the court-appointed liquidator was in a position to claim such inadmissibility. On May 31, 2011, the Paris Court of Appeal (with a different composition) upheld the decision of the Paris Commercial Court of March 2006 and held that the voluntary liquidator’s appeal was admissible, but its claims were inadmissible. On this ground, the French Supreme Court partially reversed on January 22, 2013 the decision for the second time, and remanded the case to the Versailles Court of Appeal for a new examination of the voluntary liquidator’s claims. In its last pleas, the voluntary liquidator claimed 463 million euros to Orange France as compensation for the sudden termination of its business relationship with Suberdine and 463 million euros for loss of profits. France Telecom-Orange believes that these claims cannot be distinguished from the damages suffered by the company itself as claimed by the court-appointed liquidator and then admitted and paid in accordance with the Paris Commercial Court’s decision.

•

On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, confirmed the rejection of all Lectiel’s and Groupadress claims aiming at the recognition of a prejudice valued at a minimum of 376 million euros, allegedly resulting from France Telecom S.A.’s refusal to deliver them without charge its directory database, together with daily updates. The Court had to determine whether France Telecom S.A.’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel and Groupadress, and if so, for what amount. The Court held that the claimants could not characterize any prejudice as they had unlawfully downloaded France Telecom S.A.’s data during the full considered period. On December 13, 2012, the court-appointed liquidator of Lectiel lodged a new appeal before the French Supreme Court.

•

In November 2000, the Société Nationale des Chemins de Fer Français (SNCF) brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom S.A. of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered to be owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. In December 2010, the SNCF increased the amount of its claim to 562 million euros. France Telecom S.A. does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held SNCF claims to be inadmissible, a decision upheld by the Paris Administrative Court of Appeal on May 24, 2007. However, On April 15, 2011, the French Administrative Supreme Court (Conseil d’Etat) overuled this decision and admitted SNCF’s standing. The proceedings before the Administrative Court of Appeal were reopened following the filing by SNCF on March 20, 2012 of its pleas in support of its claims, which led France Telecom S.A. to reassess the risk in this case.

15.2   Spain litigation

•

On December 20, 2012, following the conclusion of a sanctions procedure against Telefonica, Vodafone and Orange the Spanish Competition Commission (CNC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange, for abuse of dominant position of each operator in its own termination market and abuse of a collective dominant position by the three operators in the origination market and termination market. The CNC held that the three operators had abused their dominant position between 2000 and 2009 in fixing abnormally high tariffs for SMS. Orange believes this decision to be unfounded. Orange and the two other operators lodged appeals against it.

•

Following a complaint lodged by British Telecom, the CNC announced the opening of a sanctions procedure against Orange, Telefonica and Vodafone for abuse of dominant position on the wholesale markets of the Spanish mobile phone sector. On January 8, 2013, Orange received a statement of objections from the CNC. The CNC has 18 months to conduct its investigations.

Consolidated financial statements 2012

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15.3   Poland litigation

•

On January 12, 2012, TP S.A. and the Danish company DPTG signed a settlement agreement that brought to an end the dispute on going since 2001 and its various related procedures. TP S.A. paid DPTG a total of 550 million euros and DPTG waived in return all of its rights and actions.

•

On June 22, 2011, as part of a procedure initiated in April 2009, the European Commission imposed a fine of 127.6 million euros on TP S.A. for an alleged abuse of dominant position on the broadband Internet access market in Poland. The Commission alleged that TP engaged in practices which aimed at preventing alternative operators from effectively accessing the market. On September 2, 2011, TP S.A. lodged an appeal against the Commission’s decision before the General Court of the European Union. The amount of the fine has been fully reserved.

On April 16, 2012, the company Netia initiated an amicable procedure before the Warsaw Commercial Court in order to obtain compensation from TP S.A. stemming from its practices on the wholesale broadband access market as sanctioned by the European Commission. TP S.A. refused the proposed settlement.

•

By two decisions dated April 18 and July 12, 2011, the Polish Competition and Consumer Protection Court (SOKiK) set aside the decisions adopted by the Polish Office for Electronic Communications (UKE) in September 2006 and February 2007. These decisions had imposed on TP S.A. two fines of 100 million zlotys and 339 million zlotys (108 million euros in total) for having, according to the UKE, established the tariffs of its Internet access offers (“Neostrada”) without observing the cost-orientation principle and without submitting them to its review before they took effect. By two decisions issued respectively on February 3, 2012, and July 4, 2012, the Court of Appeal confirmed the two SOKiK decisions. UKE appealed before the Supreme Court against both decisions.

15.4   Other countries litigations

•

On November 11, 2009, the Romanian Competition Authority carried out an inspection in the offices of Orange Romania. The Authority suspected infringement of competition law as well as, notably, concerted practices or abuse of a dominant position on the part of the main operators on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services. On November 5, 2010, Orange Romania received a statement of objections in reference to an alleged refusal to reach an interconnection agreement with a company called Netmaster. On February 15, 2011 the Competition Authority imposed a fine of 34.8 million euros on Orange Romania for abuse of a dominant position. Orange Romania was granted in summary proceedings a stay of execution of the decision, which it also appealed. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account.

In addition, on April 5, 2011, The Romanian Competition Authority notified to Orange Romania the opening of a proceeding against all mobile operators for potential abuse of dominant position on their respective termination call market. The alleged practices are high price discriminations between calls made in within the same network and calls made to competitors’ networks, with no relation to the underlined cost of these two types of calls. Discussions are ongoing with the Authority in order to close the case through commitments to be made by Orange Romania.

•

In December 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decisions imposing price modifications set in interconnection agreements signed between TE and mobile phone network operators, among which Mobinil. In June 2010, the Administrative Court of the Egyptian State Council granted a stay of execution of these decisions, but in December 2010, the Egyptian State commissioner issued an advisory opinion unfavourable to Mobinil. On February 12, 2012, the Administrative Court authorised Mobinil to provide evidence of the authorisation by the NTRA of the interconnection agreements signed between TE and Mobinil.

After Mobinil filed in September 2009 a claim before an arbitral tribunal aimed at forcing TE to abide by its interconnection agreement and claimed indemnification from the violation of this agreement, TE filed a counter-claim for damages in December 2010, arguing that Mobinil had violated the interconnection agreement as well as some rules governing international calls and leased-lines. At December 31, 2012, TE’s claims amounted to 10.6 billion Egyptian pounds (1.3 billion euros) and Mobinil’s claims amounted to 407 million Egyptian pounds (48 million euros).

Both administrative and arbitral proceedings are on-going.

15.5   Other litigations

State Aids

Two proceedings are currently pending before the Court of Justice of the European Union (CJEU) concerning alleged State aid from which France Telecom would have benefited:

•

In January 2003, the European Commission launched an investigation concerning the financial measures announced by the French State on December 4, 2002. On such date, the State had announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom S.A. but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union. On May 21, 2010 the General Court annulled the decision of the European Commission. The Court judged that, although this statement conferred, with other statements in support of France Telecom S.A., a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. On August 4, 2010, Bouygues Telecom and, on August 5, 2010, the European Commission lodged appeals before the European Court of Justice (ECJ) against this decision. In June 2012, the public prosecutor of the ECJ proposed to the Court to rescind the decision of the General Court and remand the case to it for a new examination. The ECJ’s ruling is expected during the first quarter of 2013.

Consolidated financial statements 2012

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On May 20, 2008, the European Commission launched a formal in-depth investigation into the compliance with European regulations on State aid of the reform of the scheme relating to charges borne by France Telecom S.A. in connection with the retirement pensions for its civil servants, provided by the French law of July 26, 1996 when France Telecom became a public limited company. This investigation followed a complaint by Bouygues Telecom in 2002.

The 1996 reform provided for the end of the derogatory regime to which France Telecom S.A. had been submitted since the French law of July 2, 1990 on the organization of postal and telecommunication public services, and the payment by France Telecom to the French State of a one-time special contribution of 5.7 billion euros in 1997 and annual contributions in full discharge of its liabilities since then. These annual contributions aimed at equalizing the level of mandatory taxes and social charges based on salaries to be paid by France Telecom S.A. and its competitors for risks that are common to private employees and civil servants, but did not include payment by France Telecom S.A. of contributions linked to so-called “non-common risks” (not incurred by civil servants), i.e. contributions for unemployment risk and for risk of non payment of salaries in case of company’s bankruptcy.

By a decision dated December 20, 2011, the European Commission ordered the French state to align the calculation of France Telecom S.A.’s social security contributions to its competitors’ calculation, including with respect to the non-common risks. According to the French authorities’ calculations, the methodology adopted by the Commission leads France Telecom S.A. to be liable to the new contributions on a monthly basis from January 12, 2012. Pending the implementation of the decision, France Telecom S.A. opened an escrow account on which the additional claimed contributions were paid each month, which effectively deprived it from enjoying the corresponding amounts.

Pursuant to the European Commission’s decision, an amendment to the Act of July 2, 1990, was passed on August 16, 2012 imposing on France Telecom S.A. the payment of contributions linked to non-common risks; this provision being retroactively applicable to the contributions due with respect to compensation paid in 2012. Following the publication on November 28, 2012, of the government decree implementing the Act, all the contributions due and placed on the escrow account were paid to the French State in December. Starting from December 2012, the contributions are directly paid by France Telecom to the appropriate government agencies.

On March 2, 2012 and August 22, 2012 respectively, the French government and France Telecom S.A. appealed against the Commission’s decision before the General Court of the EU. France Telecom S.A. believes that this decision creates a very strong structural disadvantage for the company in relation to its competitors and contradicts a number of decisions previously adopted by the Commission itself, in particular the decision of 2007 regarding La Poste for which the reform was identical. These appeals are not suspensive.

International litigation

•

On April 23, 2012, the German Supreme Court refused to examine the appeal lodged by Millenium against the decision of the Schleswig Court of Appeal rejecting its claim based on the losses suffered as a result of a so-called de facto domination of MobilCom by France Telecom-Orange. This decision put an end to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming indemnification for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project in Germany. Nevertheless, a few shareholders of Freenet pursue a lawsuit against their company based on an alleged underestimation of MobilCom shares at the time of its merger with Freenet in 2007. This lawsuit aims at compelling Freenet’s management to file a claim for damages against France Telecom S.A.. This action is unlikely to succeed.

•

The minority shareholders of FTML, Messrs Mikati, who hold 33% of the share capital, filed suit against France Telecom in 2007 in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars, FTML being also called in the trial. They claim that France Telecom S.A. imposed upon its Lebanese sub-subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the amount of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom S.A. believes that it has at no time taken any action contrary to the best interests of its sub-subsidiary or its minority shareholders, and regards the claim as entirely unfounded. On September 8, 2010 the Paris Commercial Court dismissed the plaintiffs from all their claims against France Telecom S.A and held the summons served on FTML to be void. On October 29, 2010, the minority shareholders appealed against this judgment, maintaining their allegation of inaccurate intrusion of France Telecom S.A. in the management of its sub-subsidiary FTML having caused personal and indemnifiable damages of about 80 million US dollars. The ruling of the Paris Court of Appeal is expected during the second half of 2013.

•

On April 19, 2012, the High Court of Justice of the Basque Country granted exequatur in Spain to the ICC arbitral award issued on July 6, 2010 condemning Euskaltel for breach of non-competition commitments made in 2005 when France Telecom-Orange purchased the mobile operator Auna. On July 2, 2012, the parties signed a transaction puting an end to all their disputes whereby Euskaltel paid France Telecom-Orange 204 million euros in damages and 11 million euros as full and final settlement of their mutual claims, and signed a commercial agreement with Orange Spain, which must enter into force by January 1, 2014 at the latest, barring payment by Euskaltel of an additional amount of 30 million euros.

Other than proceedings that may be initiated in respect of tax audits and the dispute before the courts of the European Union concerning certain taxes levied by France and Spain on the telecom operators, as disclosed in Notes 12.1 and 8.1, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which France Telecom is aware of, which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

Consolidated financial statements 2012

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NOTE 16   Subsequent events

Disposal of Orange Austria

On January 3, 2013, in accordance with the agreements signed on February 2, 2012 and after securing the approval of the competent regulatory and competition authorities, Mid Europa Partners completed the sale of 100% of Orange Austria to Hutchison 3G Holdings, a subsidiary of Hutchison Whampoa. France Telecom-Orange and Mid Europa Partners owned 35% and 65% of Orange Austria, respectively.

France Telecom-Orange will receive approximately 70 million euros in proceeds from the sale of its share in Orange Austria, based on an enterprise value of 1.3 billion euros; these proceeds will be recognized in the income statement in 2013.

The divestment has ended the commitments between the France Telecom-Orange Group and its partner Mid Europa Partners. In addition, the Group has given the buyer, Hutchison 3G Holdings GmbH, the standard guarantees associated with this type of transaction.

Bond redemption

On January 28, 2013, France Telecom S.A. redeemed the balance of a 3,076 million euros bond at maturity.

Dailymotion

On January 10, 2013, France Telecom-Orange bought 51% of the share capital of Dailymotion according to the forward purchases contract dated January 6, 2012. The Group owns 100% of Dailymotion (see Note 14.6).

Sonaecom

Sonae and France Telecom-Orange have entered into a put and call option agreement on 15 February 2013 that will allow France Telecom-Orange to divest its entire 20% stake in the Portuguese telecommunications operator, Sonaecom.

The call is exercisable by Sonae over the next 18 months and the put will be exercisable by France Telecom-Orange during the 3 months following this initial period. They are both exercisable at the same price of 99 million euros. The price could be increased to 113 million euros if Sonaecom participates in a material transaction (involving Sonaecom or its material assets) that consolidates or restructures the Portuguese telecommunications sector in the 24 months following the signature of the agreement.

This agreement is subject to the confirmation by the Portuguese Securities Commission (CMVM) that no concerted exercise of influence results from this agreement.

Consolidated financial statements 2012

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NOTE 17   Main consolidated entities

At December 31, 2012, the scope of consolidation includes about 400 entities. The Group’s main consolidated entities are presented by segment in the table below.

The main changes in scope of consolidation for the year ended December 31, 2012 are set out in Note 2.2. Special-purpose entities included within the scope of consolidation are companies linked to securitization operations in France.

Except for TP S.A. and its subsidiaries which are presented in Segment information and which financial statements are published in Warsaw Stock Exchange, subsidiaries with minority interests are not significant compared to France Telecom-Orange’s financial aggregates. Consequently, financial information is not presented for these subsidiaries in France Telecom-Orange’s consolidated financial statements.

COMPANY		COUNTRY
France Telecom S.A.	Parent company	France

Main consolidated entities
France Segment	% interest	Country
France Telecom S.A. - Business Unit France	100.00	France
Orange France S.A.	100.00	France
Orange Caraïbe	100.00	France
Orange Réunion	100.00	France
Spain Segment	% interest	Country
France Telecom España	100.00	Spain
Poland Segment	% interest	Country
TP S.A.	50.67	Poland
PTK Centertel (1)	50.67	Poland
Rest of the World Segment	% interest	Country
Mobistar	52.91	Belgium
ECMS and its subsidiaries(2)	93.92	Egypt
Orange Romania	96.82	Romania
Orange Slovensko	100.00	Slovakia
Orange Dominicana S.A.	100.00	Dominican Republic
Sonatel (3)	42.33	Senegal
Sonatel Mobile (3)	42.33	Senegal
Orange Mali (3)	29.65	Mali
Orange Côte d'Ivoire	85.00	Ivory Coast
Côte d'Ivoire Telecom (4)	45.90	Ivory Coast
Jordan Telecom Cie and its subsidiaries	51.00	Jordan
Orange Botswana Pty	73.68	Botswana
Telkom Kenya Ltd (5)	70.00	Kenya
Congo Chine Telecom	100.00	Democratic Republic of the Congo
Entreprise Segment	% interest	Country
France Telecom S.A. - Business Unit Entreprise	100.00	France
Equant BV and its subsidiaries	100.00	United Kingdom
Etrali S.A. and its subsidiaries	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
International Carriers & Shared Services Segment	% interest	Country
France Telecom S.A. - Business Unit IC&SS	100.00	France
FT IMMO H and its subsidiaries	100.00	France
FT Marine and its subsidiaries	100.00	France
Studio 37 and its subsidiaries	100.00	France
Orange Cinéma Séries-OCS	66.66	France
Orange Brand Services Ltd	100.00	United Kingdom
Securitization vehicles	100.00	France
(1) France Telecom S.A. owns and controls 50.67% of TP S.A., which owns and controls 100% of PTK Centertel.
(2) France Telecom S.A. owns and controls 100% of Atlas Services Belgique, which owns 100% and controls 71.25% of MT Telecom, which owns and controls 93.92% of ECMS.

(3) France Telecom S.A. controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. France Telecom S.A. owns and controls 100% of FCR, which owns and controls 42.33% of Sonatel.

(4) France Telecom S.A. owns and controls 90% of FCR Côte d'Ivoire, which owns and controls 51% of Côte d'Ivoire Telecom.
(5) France Telecom S.A. owns and controls 100% of Orange East Africa, which owns and controls 70% of Telkom Kenya Ltd.

Consolidated financial statements 2012

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NOTE 18   Accounting policies

18.1   Consolidated financial statements preparation principle

Presentation

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

finance income;

•

finance costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale which represent a major line of business or geographical area of operations.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. Items presented in other comprehensive income are presented on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The statement of comprehensive income presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

•

items that will not be reclassified to profit or loss

•

remeasurement of actuarial gains or losses on defined benefit plans;

•

other comprehensive income of the entities accounted for under equity method (post-tax);

•

items that may be reclassified subsequently to profit or loss

•

remeasurement of assets held for sale;

•

remeasurement of cash flow hedge instruments;

•

remeasurement of net investment hedge instruments;

•

currency translation adjustment;

•

total amount of tax relating to the above items;

•

other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets and liabilities with a term of no more than 12 months are classified as current whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

Assets and liabilities held for sale are reported on a separate line below the non-current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method starting with the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities (including finance costs and income taxes);

•

cash flows arising from investing activities (notably the purchase and disposal of financial investments, intangibles and tangibles but excluding finance lease);

•

cash flows arising from financing activities (notably loan issuance and redemption, share buyback, dividends paid).

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Consolidated financial statements 2012

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Segment reporting

The operating segments are components of the Group that engage in business activities and whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess of the operating segments’ performance.

The reported segments are:

•

the operating segments France, Poland, Spain, Enterprise to which is added Everything Everywhere, the joint venture with Deutsche Telekom in the United Kingdom,

•

Rest of the World for the other operating segments formed by the telecommunications operator activities in the other European countries, Africa and Middle East,

•

International Carrier and Shared Services (IC & SS) which comprises certain resources, mainly in the areas of networks and information systems, research and development, and other shared competencies as well as the Orange brand.

The use of shared resources, mainly provided by IC & SS and by Orange France to Enterprise,  is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments operating assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities and share of profits (losses) of associates) is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

Foreign currencies

Determination of the functional currency and foreign operations

The functional currency of foreign operations located outside the euro area is usually the local currency unless the major financing flows are performed by reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in finance income or finance costs for financial transactions.

Both for transactions qualifying for fair value hedge accounting and for economic hedges, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a commercial transaction and in finance income when the underlying hedged item is a receivable or a financial debt.

As the hedged item is not recognized in the statement of financial position for a cash flow hedge of a highly probable forecast transaction, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and reclassified in:

•

profit or loss in accordance with the precedent method with respect to financial assets and liabilities;

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities.

Foreign exchange risk arising on net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

Consolidated financial statements 2012

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Foreign operations’ financial statements translation

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

•

assets and liabilities are translated at the year-end rate;

•

items in the statement of income are translated at the average rate for the year;

•

the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Recycling of exchange differences recognized in other comprehensive income

The exchange differences are reclassified to profit or loss when the entity dispose or partially dispose (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss.

Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

•

net income of discontinued operations, when a major line of business or geographical area is disposed;

•

gain (losses) on disposal of businesses and assets, when other businesses are disposed;

•

reclassification of cumulative translation adjustment from liquidated entities, when liquidated or discontinued operations.

18.2   Changes in scope of consolidation

Subsidiaries that are controlled exclusively by the Group, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

In accordance with SIC-12, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The SPE set up in connection with the Group’s securitization programs are consolidated in accordance with the provisions of IAS 27 and the related interpretation SIC-12.

Companies that are controlled jointly by the Group and a limited number of other shareholders and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

The note 17 to the financial statements provides clarifications when the ownership interest does not imply a rebuttable presumption.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the date of the end of the reporting period is taken into account.

Material intragroup transactions and balances are eliminated in consolidation.

Takeovers (business combinations)

For agreements closed on or after January 1, 2010

Business combinations are accounted for applying the acquisition method:

•

the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

•

goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position.

For each business combination with ownership interest below 100%, non-controlling interests are measured:

•

either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

•

at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

Consolidated financial statements 2012

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For agreements closed between January 1, 2004 and December 31, 2009

For business combinations over this period, the main accounting treatment differences compared with the above described accounting treatment are:

•

acquisition-related costs are accounted for as acquisition cost;

•

non-controlling interests are measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets, i.e. with no recognition of goodwill;

•

when a business combination is achieved in stages, the previously held equity interest is remeasured at fair value against equity;

•

contingent consideration, if any, is recognized against the acquisition cost at the acquisition date if the adjustment is probable and can be reliably measured. Subsequent changes in contingent consideration are accounted for against goodwill.

Loss of control with residual equity interest

For agreements closed on or after January 1, 2010

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the follow occurs at the date when control is lost:

•

the recognition of a gain or loss on disposal which comprises:

•

a gain or loss resulting from the ownership interest disposed; and

•

a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

•

the reclassification in profit or loss of all related other comprehensive income balances.

For agreements closed before January 1, 2010

Loss of control while retaining a residual equity interest results in:

•

recognizing a gain or loss resulting only from the ownership interest actually disposed;

•

carrying at historical cost the previously held equity interest.

Internal transfer of consolidated entities

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

•

the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

18.3   Revenues

Revenues

Revenues from the Group’s activities are recognized and presented as follows, in accordance with IAS 18:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on its relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount. This case arises in the mobile business for sales of bundled offers including a handset sold at a discounted price and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Consolidated financial statements 2012

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Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When equipment – associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Service revenues

Considerations from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

Equipment rentals

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Content sales

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding these transactions. Thus, revenue is recognized on a net basis when:

•

the service provider is responsible for the service provided to the customer and for setting the price to the customer;

•

the content provider is responsible for supplying the content provided to the end-customer and for setting the price.

These principles are applied, among others, for revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

Customized contracts

The Group offers customized solutions, in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts, if certain conditions are fulfilled, are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by the Group under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers, where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed, non-cancellable period.

Consolidated financial statements 2012

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Loyalty programs

Points awarded to customers are treated as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Penalties

The Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the Group on the order process, the delivery process, and after sales services. If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will become due based on the non-achievement of contractual terms.

Trade receivables

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices).

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

18.4   Purchases and other expenses

Firm purchase commitments are disclosed as unrecognized contractual commitments.

External purchases, other operating expenses

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

Trade payables

Interest-free payables are booked at their nominal value.

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party ant it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Consolidated financial statements 2012

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Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan prior to the end of the reporting period.

Contingent liabilities

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

possible obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

18.5   Employee benefits

Post-employment benefits and other long-term benefits

The employee benefits are granted through:

•

mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered;

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned;

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as a reference, such as the Bloomberg AA index for the euro area;

•

actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income;

•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies and is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time senior plans (TPS).  The calculation of the related commitments is based on actuarial assumptions including demographic, financial and discounting assumptions similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits

The termination benefits are covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Share-based compensation

Special employee shareholding plan

Following the sale of a portion of France Telecom’s capital by the French State, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Consolidated financial statements 2012

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Other share-based payments

The fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions.

The determined amount is recognized in labour expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

•

equity for equity-settled plans.

18.6   Impairment losses and goodwill

Goodwill recognized as an asset in the statement of financial position comprises:

•

for business combinations before January 1, 2010

•

goodwill as the excess of the cost of the business combination over the acquirer’s interest in the acquiree’s identifiable net assets measured at fair value at the acquisition-date; and

•

goodwill relating to any additional purchase of non-controlling interests with no purchase price allocation;

•

for business combinations on or after January 1, 2010, goodwill is computed:

•

either on the equity interest acquired (with no subsequent changes if there are any additional purchases of non-controlling interests); or

•

on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest share (which was the case for the ECMS business combination in 2010).

Goodwill is not amortized but tested for impairment at least annually or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 requires these tests to be performed at the level of each Cash Generating Unit (CGU) or groups of CGUs likely to benefit from acquisition-related synergies. De facto, it generally corresponds to the operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Except in specific cases, the value in use retained by the Group is higher than the fair value less costs to sell.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a three to five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Carrying values of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital, including intragroup balances). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

For a CGU partially owned by the Group, when it includes a portion relating to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never subsequently reversed.

Consolidated financial statements 2012

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18.7   Other intangible assets and property, plant and equipment

Firm purchase commitments are disclosed as unrecognized contractual commitments less any prepayments which are recognized as prepaid expenses.

Intangible assets

Intangible assets consist mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software.

Intangible assets are initially recognized at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid. Film co-production rights are accounted for based on the stage of completion of the film.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the right to use cable or capacity transmission cable (mainly submarine cables) granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

The Group’s research and development projects mainly relate to: the upgrade of the network architecture or functionality, and the development of service platforms aimed at offering new services to the Group’s customers. These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs are expensed as incurred except those recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

Property, plant and equipment

Property, plant and equipment mainly comprise network equipment.

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

When tangible assets are acquired in a business combination, their cost is determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts are considered to be service contracts, which costs are expensed when the service is rendered.

Consolidated financial statements 2012

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Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to the Group are recorded as assets, with an obligation of the same amount recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to the Group notably when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable; therefore for the Group to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

Assets leased by the Group  under leases that transfer the risks and rewards of ownership to third parties, are treated as having been sold.

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and are recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network roll-out does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

Depreciation

Assets are depreciated to expense their cost (generally with no residual value) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied. The  useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates: these changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Trademarks	Up to 10 years, except for indefinite useful life
Subscriber bases	Expected life of the commercial relationship; 3 to 7 years
Mobile network licenses(2)	Period from the date when the network is technically ready and the service can be marketed
Content rights	Film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues)
Indefeasible rights of use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Research and development	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
(1) The Orange trademark has an indefinite useful life and is not amortized but tested for impairment at least annually. (2) The variable user fees are expensed as incurre d.

Impairment of non-current assets other than goodwill

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGUs. The recoverable amount is therefore determined at the level of the CGU to which the asset belongs.

Consolidated financial statements 2012

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Dismantling and restoring sites

The Group is required to dismantle equipment and restore sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by the Group  to meet its environmental commitments and annual estimated asset dismantling and site restorations. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

18.8   Operating taxes and levies

The Territorial Economic Contribution (CET) paid in France is accounted for as operating taxes.

The Research Tax Credit (CIR) represents a research and development government grant such as defined under IAS 20 and is reported within “Operating income”.

The VAT does not affect the income statement, but only the statement of financial position.

18.9   Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee subsequent to the acquisition date. If the associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee. Any impairment is accounted for as “Share of gains (losses) of associates”.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell (see note 18.6). Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

18.10  Financial assets and liabilities, net finance costs

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash flows through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial asset or liability. This calculation includes all fees and points paid or received between the parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets. They are recognized and subsequently measured at fair value.

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is objective evidence of impairment on available-for-sale assets or a decrease in fair value by a third or over twelve months, the cumulative impairment loss included in other comprehensive is definitely reclassified from equity to profit or loss within ”Gain (losses) on disposal of businesses and assets”.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount. Regarding trade receivables, this method is disclosed in note 18.3.

Consolidated financial statements 2012

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Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows the elimination or  a significant reduction in the measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel;

•

the Group decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value;

•

they are investments in associates held by venture capital organizations measured at fair value in accordance with IAS 28.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits and mutual funds (OPCVM).

The Group classifies as cash equivalents in the statement of financial position and in the statement of cash flows the investments which meet the conditions required by IAS 7 (assets easily convertible into a determined cash amount and subject to a remote risk of change in value).

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at the fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges). Regarding trade payables, this method is disclosed in note 18.4.

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the interest rate applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The carrying amount of the equity component is determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The equity component determined at initial recognition is not subsequently remeasured unless if any early redemption.

Financial liabilities at fair value through profit or loss

The abovementioned policies relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Consolidated financial statements 2012

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Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of an asset acquisition cost.

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, or when the hedging instrument is terminated or exercised. The accounting consequences are for:

•

fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

•

cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

18.11  Fair value of financial assets and liabilities

The definition of fair value used by the Group is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The financial assets and liabilities measured at fair value in the statement of financial position have been ranked based on the three hierarchy levels:

•

Level 1: quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•

Level 2: inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

•

Level 3: unobservable inputs for the asset or liability.

Available-for-sale assets

The fair value is the quoted price at year-end for listed securities and, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Loans and receivables

The Group considers the carrying amount of cash equivalents, trade receivables and various deposits as the best estimate of fair value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

With respect to the very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and the related accrued interest represents the best estimate of fair value.

The fair value of OPCVM is the latest settlement value.

Consolidated financial statements 2012

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Financial liabilities at amortized cost

The fair value of financial liabilities is determined using:

•

the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

•

 the present value of estimated future cash flows, discounted using rates observed by France Telecom at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers as the best estimate of fair value, due to the high liquidity of these instruments.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss

The fair value of firm or contingent commitments to purchase non-controlling interests is measured in accordance with the provisions of the agreements. When the commitment is based on a fixed price, a discounted value is retained.

Derivative instruments

The fair value of derivative financial instruments is determined using the present value of estimated future cash flows, discounted using interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

18.12  Income tax

Current tax is measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

In accordance with these principles, the Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Consolidated financial statements 2012

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18.13  Equity

Share issuance costs

External costs directly related to share issuances are deducted from the related premium (net of any tax savings). Other costs are expensed as incurred.

Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity, net of tax.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations.

•

basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year by the weighted average shares outstanding during the period;

•

diluted earnings per share are calculated based on earnings per share attributable to the equity holders of the Group, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

Non-controlling interests

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified to financial debt.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. Financial debt is remeasured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price)  and, in the absence of any guidance provided by IFRSs, against finance income or expense.

The accounting treatment of put options granted to non-controlling shareholders is currently being analyzed by IASB.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IAS 27R, this could result in the non-controlling interests having a deficit balance.

Transactions with owners

From January 1, 2010, each agreement with minority shareholders of a subsidiary, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income. Until 2009, the Group accounted for the difference between the acquisition cost of non-controlling interests and the minority interest share in the net equity, with no purchase price allocation, as goodwill. The disposals that did not result in a loss of control were accounted for as a gain or loss on disposal relating to the equity interest actually disposed.

Consolidated financial statements 2012

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NOTE 19   Executive compensation

The following table shows the compensation disbursed by France Telecom S.A. and its controlled companies to persons who were members of France Telecom S.A.'s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2012	December 31, 2011	December 31, 2010
Short-term benefits excluding employer social security contributions (1)	(11,060,015)	(10,501,528)	(11,390,724)
Short-term benefits: employer's social security contributions	(3,277,791)	(3,036,939)	(2,825,306)
Post-employment benefits (2)	(1,543,890)	(1,444,722)	(1,418,738)
Termination benefits	-	(1,733,390)	-
Share-based compensation (3)	500	(1,261)	(45,872)
(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).
(2) Service cost.
(3) Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

Accordance with the policy of freezing Group highest wages, there has been no salary increase in 2012 in the management team. Changes in remuneration between 2011 and 2012 is explained by a perimeter effect in mid-2012 with an appointment to the Executive Committee and the full-year result of individual decisions occurred in 2011 in connection with evolution of responsibilities.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2012 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 20,636,626 euros (14,616,527 euros in 2011 and 14,613,939 euros in 2010). The increase in the amount of retirement benefits is the result of several factors: tax reform of the supplemental pension plan, the arrival of a new member of the Executive Committee and the result of a full year effects individual decisions occurred in 2011 within the management team.

Executive Committee members' contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). It is important to remember that Stéphane Richard has no employment contract and that Gervais Pellissier’s employment contract has been suspended. They will not receive deferred compensation in the event that it would put an end to their mandate.

Consolidated financial statements 2012

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NOTE 20   Fees paid to statutory auditors

As required by Decree no. 2008-1487 of December 30, 2008 supplementing Article R. 233-14 §17 of the Code de commerce, the following table shows the amount of auditor’s fees included in the Group’s consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully consolidated subsidiaries.

	Deloitte						Ernst & Young
	Amount			%			Amount			%
(in millions of euros)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Audit
Statutory audit fees, certification, auditing of the accounts	14.7	13.8	14.0	97%	92%	94%	16.7	16.0	16.7	95%	95%	93%
issuer	7.2	6.9	6.9	48%	46%	46%	6.9	7.0	7.5	39%	42%	42%
subsidiaries	7.5	6.9	7.1	50%	46%	48%	9.8	9.0	9.2	56%	54%	51%
Ancillary assignments and services directly linked to the statutory auditors' mission	0.3	1.2	0.8	2%	8%	5%	0.9	0.7	1.1	5%	4%	6%
issuer	0.2	0.4	0.5	1%	3%	3%	0.2	0.1	0.4	1%	1%	2%
subsidiaries	0.1	0.8	0.3	1%	5%	2%	0.7	0.6	0.7	4%	4%	4%
Sub-total	15.0	15.0	14.8	99%	100%	99%	17.6	16.7	17.8	100%	99%	99%
Other services rendered by auditors' networks to fully-consolidated subsidiaries
- Tax	-	-	-	-	-	-	-	0.1	0.1	-	1%	1%
- Legal and personnel-related	-	-	0.1	-	-	1%	-	-	-	-	-	-
- Other	0.1	-	-	1%	-	-	-	-	-	-	-	-
Sub-total	0.1	-	0.1	1%	-	1%	-	0.1	0.1	-	1%	1%
TOTAL	15.1	15.0	14.9	100%	100%	100%	17.6	16.8	17.9	100%	100%	100%

Rules for approving auditors’ fees

France Telecom's Audit Committee defines and oversees the procedures for selecting statutory auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the statutory auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguarding the auditors' independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees. Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditors' independence.

All services provided by the statutory auditors in 2010, 2011 and 2012 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

Consolidated financial statements 2012

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Statutory auditors’ report on the consolidated financial statements for the year ended December 31, 2012

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2012 on:

•

the audit of the accompanying consolidated financial statements of France Telecom, “the Group”;

•

the justification of our assessments;

•

the specific verification required by law.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2012 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Commercial Code (code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in Note 1.4 to the consolidated financial statements, the France Telecom’s management makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements. This note also states that estimates made at December 31, 2012 may subsequently be changed if the underlying circumstances evolve or in light of new information or experience. In the context of our audit of the consolidated financial statements, we have considered that among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to goodwill, intangible and tangible assets, deferred tax assets and provisions for risks.

We have notably:

•

with respect to the above-mentioned assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the company’s operational management, as described in Note 6.3. We have also reviewed the calculations made by the company and the sensitivity of the main values in use, assessed the accounting principles and methods used to determine fair values, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates ;

•

with respect to the provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks and litigations in the notes 15 and 18.4 to the consolidated financial statements, and reviewed the management approval procedure for such estimates.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law we have also verified, in accordance with professional standards applicable in France, the information presented in the Group’s management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

The French original of this report was signed at Neuilly-sur-Seine and Paris-La Défense on February 20, 2013 by:

The statutory auditors

DELOITTE & ASSOCIES	ERNST & YOUNG AUDIT
Frédéric Moulin	Vincent de la Bachelerie

Consolidated financial statements 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 20, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations